Form 10-K, Exhibit 13
period 1995-12-31
BURLINGTON NORTHERN SANTA FE CORP
filed 1996-04-01
CIK 934612


CONSOLIDATED FINANCIAL HIGHLIGHTS
- ------------------------------------------------------------------------------------------------------------------------
Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)
The selected financial data shown below include BNI results for each of the five years ended December 31, 1995 and SFP results from September 22, 1995 to
December 31, 1995.
- ------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                          1995         1994        1993         1992         1991
- ------------------------------------------------------------------------------------------------------------------------
For the Year
  Revenues                                                   $  6,183      $ 4,995     $ 4,699      $ 4,630      $ 4,559
  Operating income (loss)/(1)/                                    526          853         661          597         (239)
  Income (loss) before extraordinary item and
    cumulative effect of change in accounting method              198          426         296          299         (306)
  Accounting change/Extraordinary item/(2)//(3)//(4)//(5)/       (106)         (10)         --          (21)         (14)
  Net income (loss)                                          $     92      $   416     $   296      $   278      $  (320)
  Earnings (loss) available for common stockholders          $     71      $   394     $   274      $   275      $  (321)
  Primary earnings (loss) per share:
    Before extraordinary item and change in
      accounting method                                      $   1.66      $  4.48     $  3.06      $  3.35      $ (3.96)
    Accounting change/Extraordinary item                         (.99)        (.11)         --         (.24)        (.18)
    Primary earnings (loss) per share                        $    .67      $  4.37     $  3.06      $  3.11      $ (4.14)
    Average shares (in thousands)                             106,730       90,187      89,672       88,617       77,462
  Fully diluted earnings (loss) per share:
    Before extraordinary item and change in
      accounting method                                      $   1.66      $  4.38     $  3.04      $  3.34      $ (3.96)
    Accounting change/Extraordinary item                         (.99)        (.11)         --         (.24)        (.18)
    Fully diluted earnings (loss) per share                  $    .67      $  4.27     $  3.04      $  3.10      $ (4.14)
    Average shares (in thousands)                             106,730       97,528      97,189       89,492       77,462
  Dividends declared per common share                        $   1.20      $  1.20     $  1.20      $  1.20      $  1.20
- ------------------------------------------------------------------------------------------------------------------------
At year end
  Total assets                                               $ 18,269      $ 7,592     $ 7,045      $ 6,563      $ 6,324
  Long-term debt, including current portion
    and commercial paper                                        4,233        1,819       1,737        1,567        1,982
  Redeemable preferred stock                                       --           --          --            9           11
  Stockholders' equity                                          5,037        2,237       1,919        1,728        1,202
- ------------------------------------------------------------------------------------------------------------------------
Other
  Total capital expenditures                                 $  1,042      $   753     $   676      $   487      $   509
  Depreciation and amortization                                   520          362         352          338          347
  Operating ratio/(6)/                                             80%          83%         86%          87%          90%
  Total debt to total capital, excluding
    redeemable preferred stock                                     46%          45%         48%          48%          62%
- ------------------------------------------------------------------------------------------------------------------------
(1)  1995 includes $735 million before taxes related to merger, severance and asset charges as discussed in Note 3 of the financial statements. 1991 includes pre-tax charge of $708 million related to: (i) costs for reducing surplus crew positions and a management separation pay program, (ii) increases in estimated personal injury costs and (iii) increases in estimated environmental clean-up costs.
(2)  1995 includes the cumulative effect of the change in accounting method for locomotive overhauls which decreased net income by
     $100 million, or $.94 per common share. Additionally, 1995 includes an extraordinary loss on retirement of debt of $6 million
     (after tax), or $.05 per common share.
(3)  1994 includes the cumulative effect of the implementation of the accounting standard for postemployment benefits.
(4)  1992 includes the cumulative effect of the change in accounting method for revenue recognition and the cumulative effect of the implementation of the accounting standard for postretirement benefits.
(5)  1991 includes extraordinary loss on retirement of debt.
(6)  1995 and 1991 operating ratios exclude the pre-tax charges discussed in note (1) above.

                                                                                                                          P A G E  1

                                                   BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
FINANCIAL CONTENTS

13   Management's Discussion and Analysis

21   Report of Management

21   Report of Independent Accountants

22   Consolidated Statements of Income

23   Consolidated Balance Sheets

24   Consolidated Statements of Cash Flows

25   Consolidated Statements of Changes in Stockholders' Equity

26   Notes to Consolidated Financial Statements
- -------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). The principal subsidiaries are Burlington Northern Inc. (BNI), Burlington Northern Railroad Company (BNRR), Santa Fe Pacific Corporation (SFP) and The Atchison, Topeka and Santa Fe Railway Company (ATSF).

Acquisition of SFP

On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended on October 26, 1994, December 18, 1994, January 24, 1995 and September 19, 1995, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner set forth below (the Merger). Stockholders of BNI and SFP approved the Merger Agreement at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission (ICC) issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated. As discussed in Note 2, the business combination with SFP was accounted for by the purchase method.

  Pursuant to the Merger Agreement, on December 23, 1994, BNI and SFP commenced tender offers (together, the Tender Offer) to acquire 25 million and 38 million shares of SFP common stock, respectively, at $20 per share in cash. During the first quarter of 1995, SFP borrowed $1.0 billion under a credit facility of which $760 million of the proceeds were used to purchase the 38 million shares pursuant to the Tender Offer. In addition, BNI borrowed $500 million under a credit facility of which the proceeds were used to finance BNI's purchase of SFP common stock in the Tender Offer. The Tender Offer was completed on February 21, 1995.

  Also, pursuant to the Merger Agreement, BNI and SFP were entitled to elect to consummate the Merger through the use of one of two possible structures: (i) a merger of SFP with and into BNI or (ii) the Holding Company Structure described below. To ensure that the transaction contemplated by the Merger Agreement qualified as a tax-free transaction for federal income tax purposes, the parties utilized the Holding Company Structure.

  Under the Holding Company Structure, BNSF created two subsidiaries. One subsidiary merged with and into BNI, and the other subsidiary merged with and into SFP. Each holder of one share of BNI common stock received one share of BNSF common stock and each holder of one share of SFP common stock, excluding the SFP common stock acquired by BNI in the Tender Offer and the SFP common stock held by SFP as treasury stock, received 0.41143945 shares of BNSF common stock, which reflects the effects of the repurchase program discussed below. The rights of each stockholder of BNSF are substantially identical to the rights of a stockholder of BNI, and the Holding Company Structure has the same economic effect with respect to the stockholders of BNI and SFP as would a direct merger of BNI and SFP.

  In the Merger Agreement, the exchange ratio of BNSF common shares for each share of outstanding SFP common stock upon consummation of the Merger was set at not less than 0.40 shares to not more than 0.4347 shares, with repurchases of SFP common stock by SFP increasing the exchange ratio pro rata. SFP repurchased approximately 3.6 million shares which, along with the effect of SFP stock options exercised, resulted in the final exchange ratio of 0.41143945 shares.

Results of operations

The results of operations discussed below include BNI results for the years ended December 31, 1995, 1994 and 1993 and SFP results from September 22, 1995 through December 31, 1995.

Year ended December 31, 1995 compared with year ended December 31, 1994

BNSF recorded net income for 1995 of $92 million ($.67 per common share, primary and fully diluted) compared with net income of $416 million ($4.37 per common share, primary, and $4.27 per common share, fully diluted) for 1994. Results for 1995 were reduced by $735 million of merger, severance and asset charges (see
Note 3: Merger, severance and asset charges). The corresponding reduction in net income was approximately $453 million, or $4.24 per common share. Results for 1995 were further reduced by $100 million (after tax), or $.94 per common share, for the cumulative effect of an accounting change for locomotive overhauls and $6 million (after tax), or $.05 per common share, for an extraordinary loss on early retirement of debt. Results for 1994 were reduced by $10 million (after tax), or $.11 per common share, for the cumulative effect of an accounting change for postemployment benefits. Excluding the above items, net income for 1995 would have been $651 million compared to $426 million in 1994.

                                                                    P A G E  13

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
Revenue table

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1995, 1994 and 1993 and includes certain reclassifications of prior year information to conform to current year presentation. SFP results are included only for the period of September 22, 1995 to December 31, 1995.

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                               Revenue                         Revenue Per
                                            Revenues                        Ton Miles (RTM)                    Thousand RTM
                                  1995        1994         1993     1995         1994         1993      1995       1994       1993
                                 --------------------------------------------------------------------------------------------------
                                          (IN MILLIONS)                      (IN MILLIONS)
- -----------------------------------------------------------------------------------------------------------------------------------
Coal                             $1,815      $1,669       $1,532   153,169      136,164      117,654   $11.85     $12.26     $13.02
Intermodal                        1,118         745          701    38,516       24,671       22,718    29.03      30.20      30.86
Agricultural Commodities          1,101         759          710    55,356       33,922       33,945    19.89      22.37      20.92
Forest Products                     459         440          419    19,828       19,495       18,329    23.15      22.57      22.86
Chemicals/Plastics                  402         310          315    15,127       11,695       11,862    26.57      26.51      26.56
Food                                347         304          291    12,332       10,341        9,711    28.14      29.40      29.97
Metals                              308         253          248    13,804       11,503       11,233    22.31      21.99      22.08
Minerals and Ores                   285         244          230    12,147       10,752       10,136    23.46      22.69      22.69
Automotive                          210         152          141     3,158        2,031        1,751    66.50      74.84      80.53
Other                               138         119          112         -            -            -        -          -          -
- -----------------------------------------------------------------------------------------------------------------------------------
  Total                          $6,183      $4,995       $4,699   323,437      260,574      237,339   $18.69     $18.71     $19.33
- ---------------------------------==================================================================================================

Revenues

Total revenues for 1995 were $6,183 million compared with revenues of $4,995 million for 1994. The $1,188 million increase reflects $802 million of SFP revenues for the period of September 22, 1995 to December 31, 1995. Excluding SFP, revenues increased by $386 million or 8 percent primarily due to improved Coal and Agricultural Commodities revenues.

  Coal revenues improved $146 million during 1995 due to higher traffic levels caused primarily by new business, favorable weather conditions early in the year and increased demand for low-sulfur coal from the Powder River Basin as well as the addition of $58 million of SFP revenues in 1995. Revenue per thousand revenue ton miles declined as a result of continuing competitive pricing pressures and a change in traffic mix.

  Agricultural Commodities revenues during 1995 were $342 million greater than 1994. The increase was principally caused by improvements in corn and soybean revenues of $259 million and $41 million, respectively. Corn and soybean revenues benefited from increased crop production as well as higher traffic volumes to the Pacific Northwest due to stronger export demand during 1995. Barley and wheat revenues declined primarily due to weaker export demand when compared with the strong demand in 1994. Additionally, Agricultural Commodities revenues included $59 million of SFP revenues during 1995. The shift in commodities to lower yielding corn and soybeans from higher yielding wheat led to the aggregate decrease in revenue per thousand revenue ton miles.

  Intermodal revenues increased $373 million when compared with 1994, almost exclusively due to the inclusion of SFP revenues in 1995. Metals revenues increased $55 million due to increased taconite, aluminum and steel products revenues as well as the addition of $28 million of SFP revenues in 1995.

  Current year revenues for Forest Products increased $19 million and Chemicals/Plastics revenues increased $92 million when compared to 1994. The increase in Forest Product revenues was due to the addition of $32 million of SFP revenues and was partially offset by lower traffic levels for lumber. The addition of $80 million of SFP revenues along with strong petroleum products demand contributed to the increase in Chemicals/Plastics revenues.

  Revenue increases in all other commodity groups are principally due to the inclusion of SFP revenues from September 22, 1995.

Expenses

As discussed in Note 3: Merger, severance and asset charges, the Company recorded $735 million for merger, severance and asset charges in 1995. The principal components of the charge were $287 million related to BNSF's plan to centralize the majority of its union clerical functions and $254 million related to salaried employee costs for severance, pension and other employee benefits and costs for employee relocations during the period. Additionally, $105 million was recorded for planned branch line dispositions, while the remaining $89 million included obligations for vacating leased facilities and the write-off of duplicate and excess assets. Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets.

  When its plans are completed, BNSF expects to have eliminated approximately 3,000 positions and disposed of approximately 4,000 miles of low density track. Total annual savings related to these plans, when fully implemented, are expected to exceed $250 million. Insignificant savings were recognized in 1995 due to timing of severances. A significant portion of the savings will be recognized in 1996 and the full benefit of savings are anticipated to be realized by the end of 1998, when the plan is fully implemented. Also, as described in Note 3, costs related to union employee relocation as well as

P A G E  14

                                                   BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------

certain costs for separation and severances were not included in the charge; therefore, these costs will be recorded as future operating expenses. Both the timing and magnitude of any future expense is currently unknown.

  Total operating expenses for 1995, including $664 million of SFP operating expenses and $735 million of merger, severance and asset charges, were $5,657 million compared with expenses of $4,142 million for 1994. Excluding the merger, severance and asset charges the operating ratio for 1995 was 80 percent, an improvement of three percentage points over the operating ratio of 83 percent for 1994.

  Effective January 1, 1995, BNSF changed its method of accounting for periodic major locomotive overhauls. Under the new method, overhauls on owned units are capitalized and depreciated ratably until the next anticipated overhaul. In addition, estimated costs for overhauls on leased units are accrued on a straight-line basis over the life of the leases. BNSF previously expensed locomotive overhauls when the costs were incurred. The cumulative effect of this change for years prior to 1995 was a reduction in net income of $100 million (after tax) while the effect of this change for the year ended December 31, 1995 was to reduce net income by $25 million (after tax).

  Compensation and benefits expenses of $2,065 million were $286 million above 1994 and included $233 million of SFP compensation and benefits expense. The remaining $53 million of the increase was due to higher traffic levels, a wage increase for union represented employees effective July 1994, an increase in health and welfare costs for union employees due primarily to an increase in insurance premium rates, and increased incentive compensation expense. These increases were partially offset by operating efficiencies.

  Purchased services expenses increased $54 million for 1995 compared with 1994, principally reflecting the addition of SFP expenses.

  Equipment rents expenses were $111 million higher than 1994 due to the inclusion of $70 million of SFP equipment rents expense in 1995 as well as a $46 million increase in lease rental expense as a result of a larger fleet of leased freight cars and an increase in the leasing of locomotives to meet power requirements in 1995.

  Depreciation and amortization expense for 1995 was $158 million higher than 1994 primarily due to the inclusion of $86 million of SFP depreciation and amortization expense for 1995. Additionally, the increase reflects $30 million attributable to the 1995 effect of a change in accounting for locomotive overhauls. The remainder of the increase was due to capital additions which increased the Company's asset base.

  Fuel expenses for 1995 were $111 million higher compared with 1994 primarily due to the addition of $74 million of SFP expenses along with a $29 million increase in consumption resulting from higher traffic volumes in 1995. An increase in the average price paid per gallon of 1.2 cents in 1995 contributed to the remainder of the increase.

  Materials expenses for 1995 decreased $5 million compared with 1994. A $39 million reduction was attributable to the change in accounting for locomotive overhauls in 1995 primarily offset by $35 million of SFP expenses.

  Other operating expenses were $65 million higher in 1995 as compared with 1994. The increase reflects the inclusion of SFP expenses of $60 million and $65 million of expenses associated with the change in accounting for locomotive overhauls, partially offset by a decrease in personal injury expenses.

  Interest expense increased $65 million compared with 1994, principally due to the addition of $26 million of SFP expense in 1995 as well as interest on the $500 million unsecured debt incurred in 1995 to finance BNI's investment in SFP.

  Other income (expense), net was $31 million favorable in 1995 as compared with 1994. This increase was due to BNI's equity in earnings of SFP of $16 million from February 21, 1995, the date of BNI's initial investment in SFP, to September 22, 1995, the date of merger consummation. Additionally, other income includes income from SFP's 44 percent equity investment in Santa Fe Pacific Pipeline Partners, L.P. The remainder of the increase in other income was due to interest income on the settlement of a tax refund and lower fees on the sale of accounts receivable in 1995.

  In December 1995, BNSF defeased BNI's 9% debentures due 2016, by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in April 1996. The defeasance resulted in an extraordinary charge of $6 million (after tax), principally reflecting the call premium on the debt.

Year ended December 31, 1994 compared with year ended December 31, 1993

BNSF had net income of $416 million ($4.37 per common share, primary, and $4.27 per common share, fully diluted) for the year ended December 31, 1994 compared with net income of $296 million ($3.06 per common share, primary, and $3.04 per common share, fully diluted) for 1993. Results for 1994 included the cumulative effect of the implementation of Statement of Financial Accounting Standards
(SFAS) No. 112 "Employers' Accounting for Postemployment Benefits" which decreased 1994 net income by $10 million, or $.11 per common share. Results for 1993 included the effects of severe flooding in the Midwest, most notably in the third quarter. Net income for 1993 also included the retroactive effects of the Omnibus Budget Reconciliation Act of 1993 (the Act), which was passed into law during August 1993. The Act increased the corporate federal income tax rate by 1 percent, effective January 1, 1993, which reduced BNSF's net income by $28 million, or $.31 per common share, to adjust the January 1, 1993 deferred tax liability.

                                                                    P A G E  15

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------

Revenues

Total revenues for 1994 were $4,995 million compared with revenues of $4,699 million for 1993. The $296 million increase was primarily attributable to improvements in Coal, Agricultural Commodities and Intermodal revenues.

  Coal revenues improved $137 million during 1994 as a result of increased traffic. This increase was primarily caused by a rise in the demand for electricity as well as the need for utilities to replenish coal stockpiles during the first half of 1994, which were partially depleted during the 1993 summer flooding. Partially offsetting the increase in 1994 traffic was a decline in revenue per thousand revenue ton miles. These lower yields were largely due to the transportation in 1994 of greater volumes above contractual minimum tonnage requirements on which customers received lower rates. Continuing competitive pricing pressures in contract renegotiations also contributed to lower yields.

  Intermodal revenues increased $44 million during 1994 when compared with 1993. Intermodal-international revenues accounted for the majority of the increase with a $37 million improvement over 1993 caused by both new business and growth in existing business. The traffic increases more than offset BNSF's withdrawal from the Texas market in April 1994.

  Revenues from the transportation of Agricultural Commodities during 1994 were $49 million higher than 1993. This increase was principally caused by a $31 million improvement in barley revenues, as well as higher wheat, feeds and oilseeds revenues. Barley revenues benefited from strong domestic and export demand caused by favorable market conditions during 1994. Higher wheat revenues resulted from an increase in yield, which is a product of commodity mix, price and length of haul. Feeds and oilseeds revenues grew because of increased domestic feed demand. Partially offsetting these increases was a decrease in corn revenues largely attributable to reduced crop production and lower export demand.

  Forest Products revenues for 1994 increased $21 million compared with 1993 primarily due to increased housing starts during the year, while Food revenues for 1994 were $13 million higher than 1993 as a result of increased export demand. Minerals and Ores revenues rose $14 million over 1993 as a result of stronger clays and aggregates traffic caused by increases in both domestic and export demands, and Automotive revenues were $11 million higher than 1993 as a result of increased volume in automotive-international traffic.

Expenses

Total operating expenses for 1994 were $4,142 million compared with $4,038 million for 1993. The operating ratio improved three percentage points to 83 percent from 86 percent.

  Compensation and benefits expenses for 1994 were $70 million greater than for 1993. Higher traffic volumes during 1994 as well as wage increases for union represented employees caused an increase in excess of $50 million to wages and related payroll taxes. Also contributing to the increase in compensation and benefits expenses were increased salaries and a higher pension expense, due to a reduction in the discount rate (driven by lower market interest rates) used in determining the net pension cost.

  Purchased services expenses increased $15 million compared with 1993. Higher intermodal-related costs, due to increased volumes, and higher third party locomotive maintenance and repair costs were the most significant contributing factors to this increase.

  Equipment rents expenses were $34 million higher in 1994. This increase was primarily attributable to higher lease expenses due to a larger fleet of leased rail cars as well as leasing locomotives to meet power requirements. Also contributing to the increase were payments for failure to achieve service commitments in the first half of 1994 under various transportation agreements. These increases were partially offset by decreased car hire expenses in 1994 compared with 1993, due to the adverse effects of the Midwest flooding in 1993.

  Depreciation and amortization expense for 1994 was $10 million higher than 1993, due to an increase in the asset base and higher traffic levels.

  Fuel expenses were $7 million higher during 1994 as compared with 1993. The average price paid for diesel fuel decreased 3.1 cents per gallon in 1994 despite the 4.3 cents per gallon increase in the federal fuel tax, effective October 1, 1993. These price savings were more than offset by a $30 million increase in expense due to higher traffic volumes.

  Materials expenses were $5 million higher during 1994 as compared with 1993. Track and locomotive repair materials costs increased due to higher maintenance levels and a larger fleet size in 1994. Partially offsetting these increases were greater scrap sales due to the higher maintenance levels and a reduction in expenditures for safety and protective equipment deployed in 1993.

  Other operating expenses were $37 million less when compared with 1993. A $46 million decrease in personal injury expenses and the absence in 1994 of costs associated with the 1993 third quarter floods were partially offset by increases in derailment-related expenses and property taxes.

  Interest expense for the year increased $10 million compared with 1993, primarily due to a higher average outstanding debt balance in 1994.

  Other income (expense), net was $8 million lower in 1994 compared with 1993. This resulted primarily from losses related to international ventures.

P A G E  16

                                                   BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------

  The effective tax rate was 38.7 percent for 1994 compared with 43.2 percent for 1993. The higher effective tax rate for 1993 resulted from the increase in tax rates pursuant to the Act and the related impact on the deferred tax liability at January 1, 1993.

Capital resources and liquidity

Cash from operations

  Cash generated from operations is BNSF's principal source of liquidity and is primarily used for dividends and capital expenditures. To the extent cash outflows exceed cash provided by operations, BNSF would generally fund the excess through the issuance of debt or financing through capital or operating leases. Operating activities provided cash of $1,416 million in 1995, compared with $808 million in 1994 and $578 million in 1993. The increase in cash from operations in 1995 was attributable primarily to a $421 million increase in net earnings excluding net noncash charges. An increase of $263 million from working capital activities, including additional cash from the collection of accounts receivable and favorable activity in accounts payable and other current liabilities also contributed to the increase. The above were partially offset by cash used in 1995 to pay employee merger and separation costs. The increase in cash from operations in 1994 over 1993 was primarily attributable to increased net income and a $68 million decrease in labor-related payments. BNSF's cash outflows from investing and financing activities principally relate to dividends and capital expenditures. Additionally, in 1995 the Company had expenditures of $500 million related to the Tender Offer.

Other capital resources

BNSF maintains a program for the issuance, from time to time, of commercial paper. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing available borrowings under these agreements. The bank revolving credit agreements allow borrowings of up to $1.0 billion on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently .08 percent and .125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowings are based upon LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, money market rates as offered by the lenders, or an alternate base rate. The commitment of the banks to make loans are currently scheduled to expire on November 19, 1996 and November 21, 2000, respectively. At December 31, 1995, borrowings against the long-term revolving credit agreement were $85 million and the maturity value of commercial paper outstanding was $996 million, leaving a total of $419 million of the long-term revolving credit agreement available and $1.0 billion of the short-term revolving credit agreement available. The maturity value of commercial paper outstanding at December 31, 1994 was $91 million.

In December 1995, BNSF issued $300 million of 6 3/8% Notes due December 15, 2005 and $350 million of 7% Debentures due December 15, 2025 under a registration statement filed by BNSF on November 22, 1995 covering the issuance, from time to time, of up to $1 billion aggregate principal amount of debt securities. The net proceeds from the sale of the notes and debentures were primarily used for general corporate purposes, including but not limited to the repayment of commercial paper and short-term bank loans having an average interest rate of approximately 6 percent. During the course of 1995, the Company entered into various interest rate swap agreements with a principal amount of $500 million, for the purpose of establishing rates in anticipation of debt issuances under a shelf registration statement (see Note 10: Debt). In conjunction with the fourth quarter 1995 issuance of 10 year 6 3/8% notes and 30 year 7% debentures, the Company closed out the swap transactions which resulted in losses of $13 million and $15 million, respectively. The losses were deferred and will be recognized over the term of the borrowings.

  Additionally, in December 1995, BNSF defeased BNI's 9% debentures due 2016, by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in April 1996. The defeasance of debt resulted in an extraordinary charge of $6 million, net of applicable income tax benefits of $3 million, principally reflecting the call premium on the debt.

Capital expenditures and resources

  A breakdown of cash capital expenditures is set forth in the following table (in millions):

- -------------------------------------------------------------------------------
Year ended December 31,                                     1995   1994   1993
- -------------------------------------------------------------------------------
Road, roadway structures and real estate                    $ 706  $ 544  $ 459
Equipment                                                     184    154    217
- -------------------------------------------------------------------------------
   Total capital expenditures                               $ 890  $ 698  $ 676
- -------------------------------------------------------------------------------

The above capital expenditures exclude $136 million and $50 million of equipment acquired under cross-border capital lease arrangements in 1995 and 1994, respectively. Capital roadway expenditures in 1995 increased when compared with 1994 as a result of extensive capacity expansion projects, primarily located in the Powder River Basin as well as the inclusion of $115 million of SFP capital expenditures from September 22, 1995 through December 31, 1995. Capital roadway expenditures for 1994 increased compared with 1993 primarily due to spending related to strategic initiatives for transportation network management and extensive roadway improvements. Capital equipment expenditures for 1995 also increased when compared with 1994 due to the inclusion of $34 million of SFP capital expenditures. Capital equipment expenditures for

                                                                    P A G E  17

BURLINGTON NORTHERN SANTA FE
- ------------------------------------------------------------------------------

1994 declined when compared to 1993 primarily as a result of acquiring more equipment through operating leases rather than through purchases. Capital expenditures in 1996 are expected to approximate $1.7 billion, including noncash capital expenditures of approximately $200 million primarily for either directly financed or leased equipment acquisitions, and reimbursed projects.

  BNSF has a commitment to acquire 149 locomotives during 1996 and 1997. Nineteen locomotives were financed in February 1996 through a capital lease. The remaining commitment will be financed from one or a combination of sources including cash from operations, capital or operating leases, debt issuances and other miscellaneous sources. The decision on the method used to finance equipment depends upon current market conditions and other factors and will be based upon the most appropriate alternative available at such time. In both 1995 and 1994, BNSF financed new equipment through long-term capital and operating leases. During 1993, equipment was financed through debt issuance and long-term operating leases.

Inflation

Because of the capital intensive nature of BNSF's businesses and because depreciation is based on historical costs, the full effect of inflation is not reflected in operating expenses. An assumption that all operating assets were replaced at current price levels would result in depreciation charges substantially greater than historically reported amounts.

Dividends

Common stock dividends declared were $1.20 per common share annually for 1995, 1994 and 1993. Dividends paid on common and preferred stock during 1995 and 1994 were $129 million and during 1993 were $125 million. On January 18, 1996, the BNSF board of directors declared a dividend of 30 cents per share upon its outstanding shares of Common Stock, $.01 par value, payable April 1, 1996, to stockholders of record on March 11, 1996.

Capital structure

BNSF's ratio of total debt to total capital was 46 percent at the end of 1995 compared with 45 and 48 percent at the end of 1994 and 1993, respectively.

Other matters
Casualty and environmental

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring finding of fault, coupled with unscheduled awards and reliance on the jury system, resulted in significant increases in expense in past years. For several years prior to 1992, the trend of significant increases in BNSF's personal injury expense reflected the combined effects of increasing frequency of claims, rising medical expenses, legal judgments and settlements. To improve worker safety and counter increasing costs, BNSF implemented a number of programs to reduce the number of personal injury claims and the dollar amount of claim settlements. The total amount of personal injury expenses were $143 million, $170 million and $216 million in 1995, 1994 and 1993, respectively, including SFP expenses from only September 22, 1995 through December 31, 1995. BNSF is also working with others, through the Association of American Railroads, to seek changes in legislation to provide a more equitable program for injury compensation in the railroad industry.

  BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials.

  Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 30 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

P A G E  1 8

                                                   BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
  Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental clean-up costs are initially recorded when BNSF's liability for environmental clean-up is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for clean-up, and historical trend analyses.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 320 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $31 million, $21 million and $27 million during 1995, 1994 and 1993, respectively relating to mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $235 million for remediation and restoration of all known sites, including $225 million pertaining to mandated sites, of which approximately $60 million relates to the Superfund sites. BNSF anticipates that the majority of the accrued costs at December 31, 1995 will be paid over the next five years. No individual site is considered to be material. Recoveries received from third parties, net of legal costs incurred, were approximately $31 million during the year ended December 31, 1995 and were not significant in prior years.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other PRPs' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, expenditures associated with such liabilities are typically paid out over a long period; therefore, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  BNSF expects it will become subject to future requirements regulating air emissions from diesel locomotives that may increase its operating costs. Regulations applicable to new locomotive engines are expected to be issued by the Environmental Protection Agency soon. It is anticipated that these regulations will be effective for locomotive engines installed after 1999. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time it is unknown whether California will adopt locomotive emission standards that may differ from federal standards.

Other claims and litigation

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Labor

Rail union employees represent approximately 87 percent of BNSF's workforce. In December 1994, BNRR reached an agreement with the Railroad Yardmasters Division of the United Transportation Union (UTU) which is effective through 1999 with respect to wages, work rules and all other matters except health and welfare benefits. Health and welfare issues are being addressed at the national level and will apply to BNRR's approximately 250 yardmasters. Effective July 1, 1995, the yardmasters received a 3 percent base wage increase under the agreement.

  Labor agreements currently in effect for unions other than the yardmasters include provisions which prohibited the parties from serving notices to change wages, benefits, rules and working conditions prior to November 1, 1994. BNSF's railroad operating subsidiaries joined with the other railroads to negotiate with the unions on a multi-employer basis on November 1, 1994. At that time, all unions were served proposals for productivity improvements as well as other changes.

                                                                    P A G E  19

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------

Thereafter, unions also served notices on the railroads which proposed increasing wages and benefits and restoring many of the restrictive work rules and practices that were modified or eliminated under the current agreements. A number of the unions are also challenging the railroads' right to negotiate on a multi-employer basis and the issue is currently pending in federal district court in Washington, D.C.

  In December 1995, BNSF's multi-employer bargaining representative, the National Carriers' Conference Committee (NCCC), reached a tentative agreement with the UTU resolving wage, benefit and work rule issues through 1999. The agreement is subject to ratification, the results of which should be known in March 1996.

  At this time, the railroads and most of the other unions are proceeding in direct negotiations on the parties' proposals with many in mediation. The National Mediation Board has scheduled and held meetings with the parties. The ultimate outcome of the negotiations cannot be predicted.

  Under labor agreements currently in effect for most of the unionized work force, a cost of living allowance of 9 cents per hour went into effect on July 1, 1995. The cost of living allowance was dependent upon changes in the Consumer Price Index not to exceed 3 percent.

  Tentative agreements resolving merger-related issues were reached with the Brotherhood of Locomotive Engineers and UTU in December 1995. These agreements are subject to ratification, the results of which should be known in March 1996. Merger implementing negotiations are ongoing with the carman and yardmaster unions. Discussions with the Transportation Communications Union resulted in an agreement resolving all merger-related and other issues covering railroads' clerical employees.

  BNRR and ATSF are each parties to service interruption insurance agreements under which on a combined basis they would be required to pay premiums of up to a maximum of approximately $106 million in the event of work stoppages on other railroads related to ongoing national bargaining. BNRR and ATSF are also entitled to receive payments under certain conditions if a work stoppage occurs on either property.

Hedging Activities

Fuel

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities. Additionally, this program includes exchange-traded petroleum futures contracts and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

  As of December 31, 1995, BNSF had entered into forward purchases for approximately 69 million gallons at an average price of approximately 49 cents per gallon. In addition, BNSF held petroleum futures contracts representing approximately 60 million gallons at an average price of approximately 48 cents per gallon. These contracts have expiration dates ranging from January 1996 to October 1996.

  The above prices do not include taxes, fuel handling costs, certain transportation costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's current fuel hedging program covers approximately 12 percent of estimated 1996 fuel purchases. The current and future fuel delivery prices are monitored continuously and hedge positions are adjusted accordingly. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements. Unrealized gains or losses from BNSF's fuel hedging transactions were not material at December 31, 1995 and 1994. BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Interest rate

From time to time, the Company enters into interest rate transactions for the purpose of establishing rates on anticipated debt transactions or fixing interest rates on floating rate debt. As of December 31, 1995, no interest rate hedging transactions were outstanding, although in February 1996, the Company entered into interest rate transactions to fix interest rates on floating rate debt with a total principal amount of $225 million. The transactions call for the payment of fixed rates of 4.8 percent and receipt of a floating rate based on commercial paper rates over a period of 12 to 18 months.

Recent accounting pronouncements

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS
No. 123, "Accounting for Stock-Based Compensation." The Company believes that it will continue to use Accounting Principle Board Opinion No. 25 to measure and recognize employee stock-based transactions and will provide required additional disclosures commencing in 1996.

  In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes the accounting and reporting requirements for recognizing and measuring impairment of long-lived assets to be either held and used or held for disposal. BNSF is currently evaluating the financial impact of adopting this standard, however, the impact is not anticipated to be significant.

P A G E  20

REPORT OF MANAGEMENT
- -------------------------------------------------------------------------------

To the Stockholders of
Burlington Northern
Santa Fe Corporation

The accompanying consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accordance with generally accepted accounting principles and properly include amounts that are based on management's best judgments and estimates. Other financial information included in this annual report is consistent with that in the consolidated financial statements.

  The Company maintains a system of internal accounting controls, supported by adequate documentation, to provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.

  Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.

  The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and internal auditors. The independent accountants and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.


/s/ ROBERT D. KREBS

Robert D. Krebs

President and Chief Executive Officer


/s/ DENIS E. SPRINGER

Denis E. Springer

Senior Vice President and Chief Financial Officer


/s/ THOMAS N. HUND

Thomas N. Hund

Vice President and Controller



REPORT OF INDEPENDENT ACCOUNTANTS
- -------------------------------------------------------------------------------

To the Stockholders and
Board of Directors of Burlington Northern
Santa Fe Corporation and Subsidiaries

We have audited the consolidated balance sheets of Burlington Northern Santa Fe Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Burlington Northern Santa Fe Corporation and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for periodic major locomotive overhauls in 1995 and for postemployment benefits and investments in debt and equity securities in 1994.


/s/ COOPERS & LYBRAND L.L.P.

Coopers & Lybrand L.L.P.

Fort Worth, Texas
February 15, 1996

                                                                    P A G E  21



CONSOLIDATED STATEMENTS OF INCOME
- ------------------------------------------------------------------------------------------------------------
Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)
- ------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                       1995         1994         1993
- ------------------------------------------------------------------------------------------------------------
Revenues                                                                  $  6,183      $ 4,995      $ 4,699
Operating expenses:
  Compensation and benefits                                                  2,065        1,779        1,709
  Purchased services                                                           526          472          457
  Equipment rents                                                              540          429          395
  Depreciation and amortization                                                520          362          352
  Fuel                                                                         480          369          362
  Materials                                                                    300          305          300
  Other                                                                        491          426          463
  Merger, severance and asset charges                                          735            -            -
- ------------------------------------------------------------------------------------------------------------
       Total operating expenses                                              5,657        4,142        4,038
- ------------------------------------------------------------------------------------------------------------
Operating income                                                               526          853          661
Interest expense                                                               220          155          145
Other income (expense), net                                                     28           (3)           5
- ------------------------------------------------------------------------------------------------------------
Income before income taxes                                                     334          695          521
Income tax expense                                                             136          269          225
- ------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative effect
  of change in accounting method                                               198          426          296
Extraordinary item, loss on early retirement of debt, net of tax                (6)           -            -
- ------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting method                 192          426          296
Cumulative effect of change in accounting method, net of tax                  (100)         (10)           -
- ------------------------------------------------------------------------------------------------------------
Net income                                                                $     92      $   416      $   296
- --------------------------------------------------------------------------==================================
Primary earnings per common share:
  Income before extraordinary item and change in accounting method        $   1.66      $  4.48      $  3.06
  Extraordinary item                                                          (.05)           -            -
  Change in accounting method                                                 (.94)        (.11)           -
- ------------------------------------------------------------------------------------------------------------
    Primary earnings per common share                                     $    .67      $  4.37      $  3.06
- --------------------------------------------------------------------------==================================
  Average shares (in thousands)                                            106,730       90,187       89,672
- ------------------------------------------------------------------------------------------------------------
Fully diluted earnings per common share:
  Income before extraordinary item and change in accounting method        $   1.66      $  4.38      $  3.04
  Extraordinary item                                                          (.05)           -            -
  Change in accounting method                                                 (.94)        (.11)           -
- ------------------------------------------------------------------------------------------------------------
    Fully diluted earnings per common share                               $    .67      $  4.27      $  3.04
- --------------------------------------------------------------------------==================================
  Average shares (in thousands)                                            106,730       97,528       97,189
- ------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

P A G E  2 2


CONSOLIDATED BALANCE SHEETS
- ----------------------------------------------------------------------------------------------------

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)
- ----------------------------------------------------------------------------------------------------
December 31,                                                                           1995     1994
- ----------------------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                                          $    50   $   27
 Accounts receivable, net                                                               620      697
 Materials and supplies                                                                 220      100
 Current portion of deferred income taxes                                               320      156
 Other current assets                                                                    54       32
- ----------------------------------------------------------------------------------------------------
   Total current assets                                                               1,264    1,012

Property and equipment, net                                                          16,001    6,311
Other assets                                                                          1,004      269
- ----------------------------------------------------------------------------------------------------
     Total assets                                                                   $18,269   $7,592
- ------------------------------------------------------------------------------------================


Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable and other current liabilities                                     $ 2,289   $1,325
 Long-term debt and commercial paper due within one year                                 80      122
- ----------------------------------------------------------------------------------------------------
   Total current liabilities                                                          2,369    1,447

Long-term debt and commercial paper                                                   4,153    1,697
Deferred income taxes                                                                 4,233    1,456
Casualty and environmental reserves                                                     626      416
Employee merger and separation costs                                                    530        -
Other liabilities                                                                     1,321      339
- ----------------------------------------------------------------------------------------------------
   Total liabilities                                                                 13,232    5,355
- ----------------------------------------------------------------------------------------------------
Commitments and contingencies (see Note 12 and 13)
- ----------------------------------------------------------------------------------------------------

Stockholders' equity:
 Convertible preferred stock and additional paid-in capital, $.01 par value;
   25,000,000 shares authorized; 6,900,000 shares issued;
   0 shares and 6,900,000 shares outstanding, respectively                               --      337
 Common stock, $.01 par value, 300,000,000 shares authorized;
   149,649,930 shares and 89,329,259 shares issued, respectively                          1        1
 Additional paid-in capital                                                           4,606    1,443
 Retained earnings                                                                      459      485
 Treasury stock, at cost, 44,713 shares and 105,438 shares, respectively                 (3)      (5)
 Other                                                                                  (26)     (24)
- ----------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                         5,037    2,237
- ----------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                                     $18,269   $7,592
- ------------------------------------------------------------------------------------================

See accompanying notes to consolidated financial statements.

                                                                     P A G E  23


CONSOLIDATED STATEMENTS OF CASH FLOWS
- ---------------------------------------------------------------------------------------
Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)
- ---------------------------------------------------------------------------------------
Year ended December 31,                                            1995    1994    1993
- ---------------------------------------------------------------------------------------
Operating Activities
 Net income                                                     $    92   $ 416   $ 296
 Adjustments to reconcile net income to net
   cash provided by operating activities:
     Cumulative effect of change in accounting method               100      10       -
     Depreciation and amortization                                  520     362     352
     Deferred income taxes                                         (112)    126     156
     Merger, severance and asset charges                            735       -       -
     Employee merger and separation costs paid                     (118)      -       -
     Other, net                                                      51       9    (117)
 Changes in current assets and liabilities, excluding SFP
   assets/liabilities acquired:
     Accounts receivable, net                                        63    (108)   (116)
     Materials and supplies                                         (42)    (13)      6
     Other current assets                                            (5)     (5)     (4)
     Accounts payable and other current liabilities                 132      11       5
- ---------------------------------------------------------------------------------------
      Net cash provided by operating activities                   1,416     808     578
- ---------------------------------------------------------------------------------------
Investing Activities
 Purchase of SFP, net of cash acquired                             (488)    (18)      -
 Cash used for capital expenditures                                (890)   (698)   (676)
 Other, net                                                          12      16      17
- ---------------------------------------------------------------------------------------
   Net cash used for investing activities                        (1,366)   (700)   (659)
- ---------------------------------------------------------------------------------------
Financing Activities
 Net increase in commercial paper                                   895      64      26
 Proceeds from issuance of long-term debt                         1,294     310     224
 Payments on long-term debt                                      (2,071)   (346)    (88)
 Dividends paid                                                    (129)   (129)   (125)
 Other, net                                                         (16)      3       4
- ---------------------------------------------------------------------------------------
   Net cash flow provided by (used for) financing activities        (27)    (98)     41
- ---------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     23      10     (40)
Cash and cash equivalents:
 Beginning of year                                                   27      17      57
- ---------------------------------------------------------------------------------------
 End of year                                                    $    50   $  27   $  17
- ----------------------------------------------------------------=======================

Supplemental Cash Flow Information
 Interest paid, net of amounts capitalized                      $   228   $ 149   $ 144
 Income taxes paid, net of refunds                                  250     128      70
 Assets financed through capital lease obligations                  140      50       -
 Noncash consideration for purchase of SFP:
   Net assets acquired                                          $ 3,319
   Cash paid                                                       (532)
   Cash acquired                                                     26
- ---------------------------------------------------------------------------------------
     Noncash consideration                                      $ 2,813
- ----------------------------------------------------------------=======----------------

See accompanying notes to consolidated financial statements.

P A G E  2 4

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------------------------
Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)
- ----------------------------------------------------------------------------------------------------------------------------------
                                               Convertible                                              Other
                                                Preferred      Common                          ------------------------
                                                Stock and    Stock and                            Unearned
                                                Additional   Additional                        Compensation,    Minimum
                                 Outstanding     Paid-in      Paid-in    Retained   Treasury     Restricted     Pension
                                Common Shares    Capital      Capital    Earnings     Stock        Stock       Liability    Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992           88,024        $ 337       $1,386     $  30        $(2)           $(19)       $ (4)   $1,728
Net income                                                                    296                                              296
Dividends:
 Common stock, $1.20 per share                                               (106)                                            (106)
 Convertible preferred stock,
  $3.125 per share                                                            (22)                                             (22)
Adjustments associated with
 unearned compensation,
 restricted stock                         232                        12                   (2)             (4)                    6
Exercise of stock options and
 related tax benefit                      500                        20                                                         20
Equity adjustment from
 minimum pension liability                                                                                            (6)       (6)
Other                                      40                         3                                                          3
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993           88,796          337        1,421       198         (4)            (23)        (10)    1,919
Net income                                                                    416                                              416
Dividends:
 Common stock, $1.20 per share                                               (107)                                            (107)
 Convertible preferred stock,
  $3.125 per share                                                            (22)                                             (22)
Adjustments associated with
 unearned compensation,
 restricted stock                         178                        12                   (1)                                   11
Exercise of stock options and
 related tax benefit                      184                         8                                                          8
Equity adjustment from
 minimum pension liability                                                                                             9         9
Other                                      66                         3                                                          3
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994           89,224          337        1,444       485         (5)            (23)         (1)    2,237
Net income                                                                     92                                               92
Purchase of SFP:
 Common stock issued                   52,004                     2,652                                                      2,652
 Value of outstanding SFP
  stock options                                                     119                                                        119
Conversion and redemption of
 convertible preferred stock
 for common stock                       7,313         (337)         335                                                         (2)
Dividends:
 Common stock, $1.20 per share                                               (123)                                            (123)
 Convertible preferred stock,
  $3.125 per share                                                            (21)                                             (21)
Adjustments associated with
 unearned compensation,
 restricted stock                         243                        13                    2              16                    31
Exercise of stock options and
 related tax benefit                      778                        39                   (3)                                   36
Equity adjustment from
 minimum pension liability                                                                                           (18)      (18)
Cost to equity investment
 adjustment                                                                    26                                               26
Other                                      43                         5                    3                                     8
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995          149,605        $   -       $4,607     $ 459        $(3)           $ (7)       $(19)   $5,037
- --------------------------------------============================================================================================

See accompanying notes to consolidated financial statements.

                                                                    P A G E  2 5

- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

1 Accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc.
(BNI) and Santa Fe Pacific Corporation (SFP). The accompanying BNSF consolidated statements of income and cash flows for the years ended December 31, 1995, 1994 and 1993 reflect BNI's historical results and cash flows for such periods and SFP's results and cash flows from September 22, 1995 (the date of its acquisition by BNI) through December 31, 1995. The accompanying BNSF consolidated balance sheet at December 31, 1994 reflects only BNI historical amounts while the BNSF consolidated balance sheet at December 31, 1995 also includes the fair value adjustments of SFP's assets and liabilities resulting from applying purchase accounting. The principal subsidiaries of BNSF are BNI, Burlington Northern Railroad (BNRR), SFP and The Atchison, Topeka and Santa Fe Railway Company (ATSF). All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

Reclassifications

Certain comparative prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

Cash and cash equivalents

All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Materials and supplies

Materials and supplies consist mainly of diesel fuel, repair parts for equipment and other railroad property and are valued at the lower of average cost or market.

Property and equipment

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of depreciable railroad property, cost less net salvage is generally charged to accumulated depreciation and no gain or loss is recognized. Significant premature retirements are recorded as gains or losses at the time of their occurrence. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost including property values of SFP, which were adjusted in applying purchase accounting. The weighted average annual depreciation rate in effect at December 31, 1995 was 3.7 percent for track structure, 4.8 percent for equipment and 2.5 percent for other road properties.

Revenue recognition

Transportation revenues are recognized based upon the proportion of service provided.

Earnings per common share

Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Fully diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. An average market price is used to determine the number of common share equivalents for primary earnings per common share. The higher of the average or end-of-period market price is used to determine common share equivalents for fully diluted earnings per common share. In addition, the if-converted method is used for convertible preferred stock when computing fully diluted earnings per common share. For the year ended December 31, 1995, the computation of fully diluted earnings per share was antidilutive; therefore, the amounts reported for primary and fully diluted earnings per share are the same.

  The average number of common shares used for earnings per share calculations through December 31, 1995 reflect the effect of common shares issued in connection with the merger with SFP as outstanding for the period from September 22, 1995 through December 31, 1995. Future calculations will therefore reflect a significant increase in the number of outstanding common shares.

2 Acquisition of SFP

  On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended on October 26, 1994, December 18, 1994, January 24, 1995 and September 19, 1995, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner set forth below (the Merger). Stockholders of BNI and SFP approved the Merger Agreement

P A G E  2 6

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated.

  Pursuant to the Merger Agreement, on December 23, 1994, BNI and SFP commenced tender offers (together, the Tender Offer) to acquire 25 million and 38 million shares of SFP common stock, respectively, at $20 per share in cash. During the first quarter of 1995, SFP borrowed $1.0 billion under a credit facility of which $760 million of the proceeds were used to purchase the 38 million shares pursuant to the Tender Offer. In addition, BNI borrowed $500 million under a credit facility of which the proceeds were used to finance BNI's purchase of SFP common stock in the Tender Offer. The Tender Offer was completed on February 21, 1995.

  Prior to consummation of the Merger, BNI accounted for the $500 million investment in SFP under the cost method. Upon consummation of the Merger, BNI's equity in earnings of SFP prior to the Merger of $16 million was recorded as other income.

  Also, pursuant to the Merger Agreement, BNI and SFP were entitled to elect to consummate the Merger through the use of one of two possible structures: (i) a merger of SFP with and into BNI or (ii) the Holding Company Structure described below. To ensure that the transaction contemplated by the Merger Agreement qualified as a tax-free transaction for federal income tax purposes, the parties utilized the Holding Company Structure.

  Under the Holding Company Structure, BNSF created two subsidiaries. One subsidiary merged with and into BNI, and the other subsidiary merged with and into SFP. Each holder of one share of BNI common stock received one share of BNSF common stock and each holder of one share of SFP common stock, excluding the SFP common stock acquired by BNI in the Tender Offer and the SFP common stock held by SFP as treasury stock, received 0.41143945 shares of BNSF common stock, which reflects the effects of the repurchase program discussed below. The rights of each stockholder of BNSF are substantially identical to the rights of a stockholder of BNI, and the Holding Company Structure has the same economic effect with respect to the stockholders of BNI and SFP as would a direct merger of BNI and SFP.

  In the Merger Agreement, the exchange ratio of BNSF common shares for each share of outstanding SFP common stock upon consummation of the Merger was set at not less than 0.40 shares to not more than 0.4347 shares, with repurchases of SFP common stock by SFP increasing the exchange ratio pro rata. SFP repurchased approximately 3.6 million shares which, along with the effect of SFP stock options exercised, resulted in the final exchange ratio of 0.41143945 shares.

  The business combination with SFP was accounted for by the purchase method. As such, the accompanying consolidated financial statements include assets, liabilities and financial results of SFP after Merger consummation. The following summarizes the purchase price (dollars in millions, except per share data, and shares in thousands):

- ---------------------------------------------------------------------
BNI investment in SFP                                          $  516
Shares of SFP common stock outstanding
 at September 22, 1995                      151,396
Less SFP shares held by BNI                 (25,000)
                                           --------
Remaining SFP shares outstanding            126,396
Exchange Ratio                                .4114
                                           --------
Shares of BNSF common stock issued           52,000
Per share value of BNSF common stock       $     51
                                           --------
Total value of BNSF common stock issued                         2,652
Value of outstanding SFP stock options                            119
BNI direct acquisition costs                                       32
- ---------------------------------------------------------------------
 Purchase price                                                $3,319
- ---------------------------------------------------------------======

  The purchase price was calculated based on an estimated fair value of BNSF common stock of $51 per share. The fair value was determined from the average of the daily closing prices of BNI common stock for the five trading days immediately preceding and the five trading days immediately following approval of the Merger by BNI and SFP shareholders which occurred on February 7, 1995. The effects of the acquisition on the consolidated balance sheet, including the fair value adjustments, were as follows (dollars in millions):

- ----------------------------------------------------------------------
Property and equipment, net                                    $ 9,409
Other assets                                                       886
Deferred income taxes                                           (2,936)
Long-term debt                                                  (2,034)
Other liabilities                                               (2,006)
- ----------------------------------------------------------------------
 Net assets acquired                                           $ 3,319
- ---------------------------------------------------------------=======

  The purchase price allocation included $138 million for anticipated nonrecurring costs and expenses for severance and relocation of prior SFP employees and the planned disposition of excess SFP office space and other SFP assets.

  The consolidated pro forma results presented below were prepared as if the Merger had occurred on January 1, 1994 and include the historical results of BNI and SFP, excluding the after tax effect of $309 million for merger-related charges recorded by BNI in 1995. Additionally, the consolidated pro forma results for both periods include the estimated effects of purchase accounting adjustments and the Tender Offer. Pro forma adjustments reflecting anticipated merger benefits are not included. This unaudited consolidated pro forma information is not necessarily indicative of the results of operations that might have occurred had the Merger actually taken place on

                                                                     P A G E  27

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
the date indicated, or of future results of operations of the combined entities (dollars in millions, except per share data):
- ------------------------------------------------------

Year ended December 31,                1995    1994
- ----------------------------------------------------
Revenues                              $8,170  $7,676
Operating expenses                     6,844   6,484
Income before extraordinary items        605     536
Net income(1)                            499     549
Primary earnings per share:
 Income before extraordinary items    $ 4.00  $ 3.63
 Net income                             3.27    3.72
Fully diluted earnings per share:
 Income before extraordinary items    $ 3.94  $ 3.59
 Net income                             3.25    3.67

(1) Pro forma results for 1995 include approximately $230 million (pre-tax) related to the merger, severance and asset charge which are not considered directly attributable to the Merger. Additionally, 1995 pro forma net income includes the $100 million cumulative effect for the change in accounting for locomotive overhauls for years prior to 1995 and a $25 million reduction for the effect of the change on 1995. Also, 1995 pro forma net income includes the $6 million extraordinary charge for retirement of debt. Pro forma 1994 net income includes a $10 million reduction for a change in accounting.
- ------------------------------------------------------

3 Merger, severance and asset charges

Included in the Statement of Income for 1995 are operating expenses of $735 million related to merger, severance and asset costs. Significant components included in these costs are described below.

  Employee-related costs of $287 million were recorded related to BNSF's plan to centralize the majority of its union clerical functions which was approved in 1995. This plan includes the reduction of approximately 1,600 employees which, among other things, requires installation of common information systems. The Company and the union have entered into an implementation agreement which allows the Company to abolish the positions and provides separation benefits to impacted employees. It will take several years to fully implement this plan due to the geographical complexity of the new combined rail system, and the time required to develop and install common systems. Most of the position reductions are expected to occur during 1996 and 1997, and the entire plan is expected to be completed by the end of 1998. No comparable costs were accrued in applying purchase accounting, as ATSF's operations had previously been centralized. Also, no provision for clerical relocations was included in the 1995 expense as employees have yet to commit to relocate. As such, these costs, as well as any separation and severance costs above those provided, will be recorded as operating expenses of future periods. Both the timing and magnitude of any such future expense is presently unknown.

  Costs of $254 million were recorded for salaried employees and reflect severance, pension and other employee benefits, and costs for employee relocations incurred during the period. Severance, pension and other employee benefit costs of $231 million reflect the elimination of approximately 1,000 former BNI employees. Most of these positions were eliminated in the third and fourth quarters of 1995; remaining positions will be eliminated in 1996. Additional components of salaried employee costs include special termination benefits to be received under the Company's retirement plan and expenses related to restricted stock which vested upon approval of the Merger. Relocation expenses of $23 million reflect costs incurred in 1995 for relocating approximately 300 former BNI employees.

  Costs of $105 million are included for branch line dispositions reflecting the write-off of the net book value of the lines at the anticipated disposal date, less estimated net proceeds. Approximately 75 line segments covering 3,300 miles of former BNI lines are included. Remaining costs of $89 million include obligations at leased facilities which are expected to be vacated and the write-off of duplicate and excess assets including computer hardware and software and certain facilities.

  Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets. Approximately $105 million of these costs related to termination of approximately 500 salaried employees for severance payments and special termination benefits to be received under the Company's retirement and health and welfare plans. Salaried employee costs also include amounts to relocate approximately 500 former SFP employees. The remaining $33 million of costs relate to the sale or abandonment of 500 miles of branch lines, rents on vacated leased facilities and the write-off of excess assets.

  Current and long-term employee merger and separation liabilities totaling $745 million are included in the consolidated balance sheet and represent employee-related components of the above costs, as well as remaining liabilities for actions taken by ATSF in prior periods. The majority of these prior ATSF costs are associated with deferred benefits payable upon separation or retirement to certain active conductors and trainmen, incurred in connection with an agreement which, among other things, reduced crew sizes. Additionally, certain locomotive engineers are eligible for a deferred benefit payable upon separation or retirement, associated with an agreement reached in 1990 with ATSF which allowed for more flexible work rules.

  At December 31, 1995, approximately $215 million of the above is included within current liabilities for anticipated costs to be paid in 1996. The remaining costs are anticipated to be paid over the next five years, except for certain costs related to conductors, trainmen and locomotive engineers of ATSF will be paid upon the employees separation or retirement.

P A G E  28

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
4 Accounting changes

Effective January 1, 1995, BNSF changed its method of accounting for periodic major locomotive overhauls. Under the new method, costs of owned locomotives relating to components requiring major overhaul are depreciated, on a straight-line basis, to the first major overhaul date. The remaining cost of the owned locomotive is depreciated, on a straight-line basis, over the estimated economic life of the locomotive. The cost of overhauls on owned units are then capitalized when incurred and depreciated, on a straight-line basis, until the next anticipated overhaul. In addition, estimated costs for major overhauls on leased units are accrued on a straight-line basis over the life of the leases. BNSF previously expensed locomotive overhauls when the costs were incurred. BNSF believes that this change is preferable because it improves the matching of expenses incurred to revenues earned. The cumulative effect of this change on years prior to 1995 was a reduction in net income of $100 million (net of a $63 million income tax benefit) or $.94 per share (primary and fully diluted). The effect of this change for the year ended December 31, 1995, was to reduce income before extraordinary item and cumulative effect of change in accounting method by $25 million or $.23 per share (primary and fully diluted). The pro forma effect of this change on 1994 and 1993 would have been to reduce net income to $390 million or $4.08 per share (primary) and $275 million or $2.82 per share (primary), respectively.

  Effective January 1, 1994, BNSF adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect, net of $7 million income tax benefit, of this change in accounting attributable to years prior to 1994, at the time of adoption, was to decrease 1994 net income by $10 million, or $.11 per common share.

  In 1994, BNSF adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The adoption of this standard had no effect on net income and no material effect on stockholders' equity.

5 Other income (expense), net

Other income (expense), net includes the following (in millions):

- -------------------------------------------------------------------
Year ended December 31,                        1995    1994    1993
- -------------------------------------------------------------------
BNI's equity in earnings of SFP prior to
 consummation of the Merger                   $  16   $   -   $   -
Gain on property dispositions                    12      15      17
Equity in earnings of pipeline partnership        9       -       -
Interest income                                   8       3       6
Accounts receivable sale fees                    (4)     (9)     (9)
Miscellaneous, net                              (13)    (12)     (9)
- -------------------------------------------------------------------
 Total                                        $  28   $  (3)  $   5
- ----------------------------------------------=====================

6 Income taxes

Income tax expense, excluding the cumulative effect of change in accounting method and extraordinary item, was as follows (in millions):

- ------------------------------------------------------------------
Year ended December 31,                        1995    1994   1993
- ------------------------------------------------------------------
Current:
 Federal                                      $ 216   $ 124   $ 61
 State                                           32      19      8
- ------------------------------------------------------------------
                                                248     143     69
- ------------------------------------------------------------------
Deferred:
 Federal                                       (101)    109    136
 State                                          (11)     17     20
- ------------------------------------------------------------------
                                               (112)    126    156
- ------------------------------------------------------------------
 Total                                        $ 136   $ 269   $225
- ----------------------------------------------====================

  Reconciliation of the federal statutory income tax rate to the effective tax rate, excluding the cumulative effect of change in accounting method and extraordinary item, was as follows:

- ------------------------------------------------------------------
Year ended December 31,                        1995    1994   1993
- ------------------------------------------------------------------
Federal statutory income tax rate              35.0%   35.0%  35.0%
State income taxes,
 net of federal tax benefit                     4.0     3.4    3.4
Effect of 1 percent federal tax rate
 increase on deferred tax balances
 at January 1, 1993                               -       -    5.0
Other, net                                      1.7     0.3    (.2)
- ------------------------------------------------------------------
 Effective tax rate                            40.7%   38.7%  43.2%
- -----------------------------------------------===================

  In August 1993, the Omnibus Budget Reconciliation Act of 1993 (the Act) was signed into law. The Act increased the corporate federal income tax rate by 1 percent, effective January 1, 1993. BNSF recorded $28 million to income tax expense representing the impact of the 1 percent increase on BNSF's beginning of the year deferred income tax liability.

 The components of deferred tax assets and liabilities were as follows (in millions):

- ------------------------------------------------------------------
December 31,                                     1995      1994
- ------------------------------------------------------------------
Deferred tax liabilities:
 Depreciation and amortization                   $(5,076)  $(1,785)
 Other                                              (249)     (106)
- ------------------------------------------------------------------
   Total deferred tax liabilities                 (5,325)   (1,891)
- ------------------------------------------------------------------
Deferred tax assets:
 Casualty and environmental reserves                 360       255
 Employee merger and separation costs                359         -
 Non-expiring AMT credit carryforwards               124         -
 Postretirement benefits                              88         -
 Pensions                                             69        49
 Other                                               412       287
- ------------------------------------------------------------------
   Total deferred tax assets                       1,412       591
- ------------------------------------------------------------------
   Net deferred tax liability                    $(3,913)  $(1,300)
- -------------------------------------------------=================
Noncurrent deferred income tax liability         $(4,233)  $(1,456)
Current deferred income tax asset                    320       156
- ------------------------------------------------------------------
   Net deferred tax liability                    $(3,913)  $(1,300)
- -------------------------------------------------=================

                                                                    P A G E  2 9

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------

  In 1995 and 1993, tax benefits of $11 million and $4 million, respectively, related to the adjustment to recognize the minimum pension liability was allocated directly to stockholders' equity. In 1994, tax expense of $6 million related to the adjustment to reduce the minimum pension liability was allocated directly to stockholders' equity.

  BNSF will file its first federal consolidated income tax return for 1995. BNI's and SFP's federal income tax returns have been examined through 1991 and 1990, respectively. All years prior to 1986 are closed for BNI and SFP. Issues relating to the years 1986-1991 are being contested through various stages of administrative appeal. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1995.

7 Accounts receivable, net

A special purpose subsidiary of ATSF has sold, with limited recourse, variable rate certificates which mature in December 1999 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of ATSF's accounts receivable which are used to support the certificates. At December 31, 1995, $240 million of certificates sold were outstanding and were supported by receivables in the master trust of $308 million. A maximum of $300 million of certificates can be sold if the master trust balance is increased by receivables which are eligible for sale. ATSF has retained the collection responsibility with respect to the accounts receivable held in trust. ATSF is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold. BNRR's agreement to sell accounts receivable with limited recourse expired in December 1994. Costs related to such agreements vary on a monthly basis and are generally related to certain interest rates. Costs related to accounts receivable sales, which are included in Other income (expense), net were $4 million in 1995 and $9 million in both 1994 and 1993.

  BNSF maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable, including accounts receivable sold. Allowances for doubtful accounts of $50 million and $20 million have been recorded at December 31, 1995 and 1994, respectively.

8 Property and equipment, net

Property and equipment, net was as follows (in millions):

- -------------------------------------------------------------
December 31,                                  1995      1994
- -------------------------------------------------------------
Road, roadway structures and real estate    $15,951   $ 7,875
Equipment                                     4,383     2,304
- -------------------------------------------------------------
 Total cost                                  20,334    10,179
Less accumulated depreciation
 and amortization                            (4,333)   (3,868)
- -------------------------------------------------------------
 Property and equipment, net                $16,001   $ 6,311
- --------------------------------------------=================

  The consolidated balance sheets at December 31, 1995 and 1994 included $200 million and $77 million, respectively, for property and equipment under capital leases. The related depreciation was included in depreciation expense. Accumulated depreciation for property and equipment under capital leases was $46 million and $34 million at December 31, 1995 and 1994, respectively.

  Capitalized software development costs are generally amortized over a five- to seven-year estimated useful life using the straight-line method. Amortization expense was $9 million for the year ended December 31, 1995, $2 million for the year ended December 31, 1994 and no amortization was recorded for the year ended December 31, 1993. Unamortized capitalized software costs were $69 million and $20 million as of December 31, 1995 and 1994, respectively.

9 Accounts payable and other current liabilities

Accounts payable and other current liabilities consisted of the following (in millions):

- ------------------------------------------------------
December 31,                             1995    1994
- ------------------------------------------------------
Accounts and wages payable              $  519  $  264
Casualty and environmental reserves        290     221
Employee merger and separation costs       215       -
Taxes other than income taxes              143     118
Accrued vacations                          141      89
Other                                      981     633
- ------------------------------------------------------
 Total                                  $2,289  $1,325
- ----------------------------------------==============

P A G E  3 0

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
10 Debt
Debt outstanding was as follows (in millions):

- -----------------------------------------------------------------
 December 31,                                       1995     1994
- -----------------------------------------------------------------
BNSF:
 6 3/8% notes, due 2005                           $  300   $    -
 7% debentures, due 2025                             350        -
 Credit facility borrowings, 6.0% (variable)          85        -
 Commercial paper, 6.0% (variable)                   761        -
BNI:
 8 3/4% debentures, due 2022                         200      200
 7 1/2% debentures, due 2023                         150      150
 7% notes, due 2002                                  150      150
 7.40% notes, due 1999                               150      150
 9% debentures                                         -      156
 Equipment obligations, weighted average
   rate of 7.20% and 7.08%, respectively,
   due serially to 2013                              200      194
BNRR:
 Consolidated mortgage bonds,
   3 1/5% to 9 1/4%, due 2006 to 2045                321      321
 Capitalized lease obligations, weighted
   average rate of 6.59% and 8.01%,
   respectively, expiring 1996 to 2008               150       46
 Equipment and other obligations, weighted
   average rate of 8.44% and 9.30%,
   respectively, due serially to 2009                 74       91
 General mortgage bonds, 3 1/8% and
   2 5/8%, due 2000 and 2010, respectively            62       62
 Prior lien railway and land grant bonds,
   4%, due 1997                                       57       57
 General lien railway and land grant bonds,
   3%, due 2047                                       35       35
 First mortgage bonds, series A, 4%, due 1997         20       22
 Other                                                 9      158
 Commercial paper, 6.1% (variable)                   224       90
SFP/ATSF:
 Equipment obligations, weighted average
   rate of 8.43%, due serially to 2009               427        -
 Pipeline exchangeable debentures,
   10.4% (variable), due 2010                        219        -
 Senior notes, 8 3/8% and 8 5/8%,
   due 2001 and 2004, respectively                   200        -
 Mortgage notes, 10.325%, due 1996 to 2014            32        -
 Capitalized lease obligations                         4        -
 Unamortized purchase accounting adjustment          114        -
Unamortized discount                                 (61)     (63)
- -----------------------------------------------------------------
   Total                                           4,233    1,819
Less:
 Current portion of long-term debt
   and commercial paper                              (80)    (122)
- -----------------------------------------------------------------
     Long-term debt                               $4,153   $1,697
- --------------------------------------------------===============


  BNSF maintains a program for the issuance, from time to time, of commercial paper. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing available borrowings under these agreements. The bank revolving credit agreements allow borrowings of up to $1.0 billion on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently .08 percent and .125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowings are based upon LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, money market rates offered at the option of the lenders, or an alternate base rate. The commitments of the lenders to make loans are currently scheduled to expire on November 19, 1996 and November 21, 2000, respectively. At December 31, 1995, borrowings against the long-term revolving credit agreement were $85 million and the maturity value of commercial paper outstanding was $996 million, leaving a total of $419 million of the long-term revolving credit agreement available and $1.0 billion of the short-term revolving credit agreement available. The maturity value of commercial paper outstanding at December 31, 1994 was $91 million.

  The financial covenants of the bank revolving credit agreements require that BNSF's consolidated tangible net worth, as defined in the agreements, be at least $4.5 billion, and that its debt, as defined in the agreements, cannot exceed 55 percent of its consolidated total capital.

  In December 1995, BNSF issued $300 million of 6 3/8% Notes due December 15, 2005 and $350 million of 7% Debentures due December 15, 2025 under a registration statement filed by BNSF on November 22, 1995 covering the issuance, from time to time, of up to $1 billion aggregate principal amount of debt securities. The net proceeds from the sale of the notes and debentures were primarily used for general corporate purposes, including but not limited to the repayment of commercial paper and short-term bank loans having an average interest rate of approximately 6 percent. During the course of 1995, the Company entered into various interest rate swap agreements with a principal amount of $500 million, for the purpose of establishing rates in anticipation of debt issuances under a shelf registration statement. The swaps were anticipated to hedge $250 million of 10 year debt and $250 million of 30 year debt. The swaps relating to the 10 year issuance called for the payment of a fixed interest rate of 6.6 percent which was based upon 10 year treasury notes, and the receipt of a variable interest rate. The swaps relating to the 30 year issuance called for the payment of a fixed interest rate of 6.8 percent which was based upon 30 year treasury bonds, and the receipt of a variable interest rate. In conjunction with the fourth quarter 1995 issuance of 10

                                                                    P A G E  3 1

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
year 6 3/8% notes and 30 year 7% debentures, the Company closed out the swap transactions which resulted in losses of $13 million and $15 million, respectively. The losses were deferred and will be recognized over the term of the borrowings.

  Additionally, in December 1995, BNSF defeased its 9% debentures by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in April 1996. The defeasance of debt resulted in an extraordinary charge of $6 million, net of applicable income tax benefits of $3 million, principally reflecting the call premium on the debt.

  In 1995, BNRR completed cross-border leveraged leases of equipment for a total amount of $136 million which were recorded as capital lease obligations. These transactions included the issuance of $108 million of equipment secured debt at a weighted average yield of 6.39 percent and the receipt of an up front cash benefit. The up front benefit reduces the effective interest rate on the debt to
5.76 percent.

  In November 1994, BNRR entered into a $150 million three year term loan facility agreement with a group of commercial banks and used the proceeds to redeem $150 million aggregate principal amount of Railroad Consolidated Mortgage Bonds, 10%, Series J, due November 1, 1997. In November 1995, this debt was repaid through the issuance of commercial paper by BNRR.

  In May 1994, BNI issued $150 million of 7.4% notes due May 15, 1999 and used the proceeds to retire $150 million aggregate principal amount of Railroad Consolidated Mortgage Bonds, 8 7/8%, Series I, due May 30, 1994.

  Aggregate long-term debt scheduled maturities are $80 million, $149 million, $75 million, $215 million and $1,168 million for 1996 through 2000, respectively.

  Substantially all BNRR properties and certain other assets are pledged as collateral to or are otherwise restricted under the various BNRR long-term debt agreements. Equipment obligations are secured by the underlying equipment.

  In addition, a subsidiary of SFP is contingently liable as general partner for $355 million of long-term debt held by Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership). The SFP subsidiary holds a 44 percent interest in the Pipeline Partnership which it accounts for under the equity method. The pipeline exchangeable debentures are exchangeable for BNSF's limited partnership interest in the Pipeline Partnership.


11  Disclosures about fair value
    of financial instruments

The estimated fair values of BNSF's financial instruments at December 31, 1995 and 1994 and the methods and assumptions used to estimate the fair value of each class of financial instruments held by BNSF, were as follows:

Cash and cash equivalents

The carrying amount approximated fair value because of the short maturity of these instruments.

Marketable securities

Marketable securities, which are used to fund liabilities of certain employee benefit plans, consist of corporate bonds (47 percent of carrying amount) and United States government or agency issues (53 percent of carrying amount) and are classified as available for sale. The carrying value of available for sale securities is adjusted for changes in fair value and any unrealized gains or losses are recorded as a component of stockholders' equity. At December 31, 1995, the unrealized gains and losses were immaterial. Realized gains or losses from the sales of marketable securities were also immaterial for 1995. The fair value for these securities was based on market.

Accrued interest payable

The carrying amount approximated fair value as the majority of interest payments are made semiannually.

Long-term debt and commercial paper

The fair value of BNSF's long-term debt was primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. The carrying amount of commercial paper approximated fair value because of the short maturity of these instruments.

  The carrying amount and estimated fair values of BNSF's financial instruments were as follows (in millions):

- ---------------------------------------------------------------
December 31,                      1995              1994
- ---------------------------------------------------------------
                             Carrying   Fair   Carrying   Fair
                              Amount   Value    Amount   Value
                             ----------------------------------
Assets:
 Cash and cash
   equivalents                 $   50  $   50    $   27  $   27
 Marketable securities             20      20        20      20
Liabilities:
 Accrued interest payable          71      71        45      45
 Long-term debt and
   commercial paper             4,233   4,412     1,819   1,742
- ---------------------------------------------------------------

  BNSF also holds investments in, and has advances to, several unconsolidated transportation affiliates. It was not practicable to estimate the fair value of these financial instruments, which were carried at their original cost of $45 million and $16 million in the December 31, 1995 and 1994 consolidated balance sheets.

P A G E  3 2

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
12  Hedging activities, leases
    and other commitments

Hedging activities

Fuel

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities. Additionally, this program includes exchange-traded petroleum futures contracts and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

  As of December 31, 1995, BNSF had entered into forward purchases for approximately 69 million gallons at an average price of approximately 49 cents per gallon. In addition, BNSF held petroleum futures contracts representing approximately 60 million gallons at an average price of approximately 48 cents per gallon. These contracts have expiration dates ranging from January, 1996 to October, 1996.

  The above prices do not include taxes, fuel handling costs, certain transportation costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's current fuel hedging program covers approximately 12 percent of estimated 1996 fuel purchases. The current and future fuel delivery prices are monitored continuously and hedge positions are adjusted accordingly. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrealized gains or losses from BNSF's fuel hedging transactions were not material at December 31, 1995 and 1994. BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Interest rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. During 1995, the Company closed out interest rate swap transactions in conjunction with the issuance of debt (see Note 10: Debt). No contracts were outstanding at December 31, 1995.

Leases

BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1995 are summarized as follows (in millions):

- -------------------------------------------------------------
                                           Capital  Operating
Year ended December 31                      Leases     Leases
- -------------------------------------------------------------
1996                                          $ 22     $  274
1997                                            22        263
1998                                            22        220
1999                                            20        185
2000                                            19        159
Thereafter                                     112      1,425
- -------------------------------------------------------------
 Total                                         217     $2,526
- -------------------------------------------------------======

Less amount representing interest               63
- --------------------------------------------------
Present value of minimum lease payments       $154
- ----------------------------------------------====

  Lease rental expense for all operating leases was $303 million, $229 million and $194 million for the years ended December 31, 1995, 1994 and 1993, respectively. Contingent rentals and sublease rentals were not significant.

Other commitments

BNSF has entered into commitments to acquire 149 locomotives during 1996 and 1997. In addition, BNSF has two power purchase agreements, expiring in 1998 and 2001, that currently involve 197 locomotives. Payments required by the agreements are based upon usage, subject to specified take-or-pay minimums. The rates specified in the two agreements are renegotiable every two years. BNSF's 1996 minimum commitment obligation is $51 million. Based on projected locomotive power requirements, BNSF's payments in 1996 are expected to be in excess of the minimum. Payments under the agreements totaled $49 million, $47 million and $53 million in 1995, 1994 and 1993, respectively. In 1990, BNI entered into a letter of credit for the benefit of a vendor. This letter of credit is a performance guarantee for up to $15 million for locomotive overhauls.

  In connection with the closing of the sale of rail lines in southern California in 1992 and 1993, BNSF has entered into various shared use agreements with the agencies, which require BNSF to pay the agencies approximately $6 million annually to maintain track structure and facilities. Additionally, BNSF recorded a $50 million liability in 1993 for an obligation retained by BNSF, which under certain conditions requires a repurchase of a portion of the properties sold.

                                                                    P A G E  3 3

BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
  BNRR and ATSF are each parties to service interruption insurance agreements under which on a combined basis they would be required to pay premiums of up to a maximum of approximately $106 million in the event of work stoppages on other railroads related to ongoing national bargaining. BNRR and ATSF are also entitled to receive payments under certain conditions if a work stoppage occurs on either property.

13  Environmental and other contingencies

    Environmental

BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials.

  Additionally, many of BNSF's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental cleanup and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 30 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

  Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental clean-up costs are initially recorded when BNSF's liability for environmental clean-up is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for clean-up, and historical trend analyses.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 320 sites, including the Superfund sites, at which it is being asked to participate in the study and/or clean-up of the environmental contamination. BNSF paid approximately $31 million, $21 million and $27 million during 1995, 1994 and 1993, respectively relating to mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $235 million for remediation and restoration of all known sites, including $225 million pertaining to mandated sites, of which approximately $60 million relates to the Superfund sites. BNSF anticipates that the majority of the accrued costs at December 31, 1995 will be paid over the next five years. No individual site is considered to be material. Recoveries received from third parties, net of legal costs incurred, were approximately $31 million during the year ended December 31, 1995 and were not significant in prior years.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other PRPs' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, expenditures associated with such liabilities are typically paid out over a long period; therefore, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

P A G E  3 4

                                                   BURLINGTON NORTHERN SANTA FE
- -------------------------------------------------------------------------------
BNSF expects it will become subject to future requirements regulating air emissions from diesel locomotives that may increase its operating costs. Regulations applicable to new locomotive engines are expected to be issued by the Environmental Protection Agency soon. It is anticipated that these regulations will be effective for locomotive engines installed after 1999. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time it is unknown whether California will adopt locomotive emission standards that may differ from federal standards.

Other claims and litigation

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

  14 Retirement plans

BNSF has noncontributory defined benefit pension plans through its subsidiaries, BNI and SFP, covering substantially all non-union employees. BNI and SFP also have nonqualified defined benefit plans for certain officers and other employees. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum, and not more than the maximum amount deductible for income tax purposes.

  Components of the net pension cost for BNI's plans were as follows (in millions):

- --------------------------------------------------------------------------
Year ended December 31,                           1995      1994      1993
- --------------------------------------------------------------------------
Service cost, benefits earned
   during the period                              $  9      $ 12      $  9
Interest cost on projected benefit obligation       54        50        50
Actual return on plan assets                       (93)      (25)      (57)
Net amortization and deferred amounts               57        (1)       24
Curtailment costs                                   10         -         -
Cost of special termination benefits                32         -         -
- --------------------------------------------------------------------------
   Net pension cost                               $ 69      $ 36      $ 26
- --------------------------------------------------========================

  The following table shows the reconciliation of BNI's funded status of the plans with amounts recorded in the consolidated balance sheets (in millions):

- ---------------------------------------------------------------------------
December 31,                                                 1995      1994
- ---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                                   $(641)    $(481)
- ------------------------------------------------------------===============
Accumulated benefit obligation                              $(696)    $(553)
- ------------------------------------------------------------===============
Projected benefit obligation                                $(758)    $(628)
Plan assets at fair value, primarily marketable
   equity and debt securities                                 534       467
- ---------------------------------------------------------------------------
Projected benefit obligation in excess
   of plan assets                                            (224)     (161)
Unrecognized net loss                                          93        41
Unrecognized prior service cost                                 2         5
Unamortized net transition obligation                          20        29
Adjustment required to recognize
   minimum liability                                          (53)      (12)
- ---------------------------------------------------------------------------
 Accrued pension liability                                  $(162)    $ (98)
- ------------------------------------------------------------===============

  BNI uses a December 31 measurement date. The assumptions used in accounting for BNI's plans were as follows:

- ---------------------------------------------------------------------------
December 31,                                      1995      1994      1993
- ---------------------------------------------------------------------------
Discount rate                                     7.0%      9.0%      7.0%
Rate of increase in compensation levels           4.0%      5.5%      5.5%
Expected long-term rate of return
  on plan assets                                  9.5%      9.5%      9.5%
- ---------------------------------------------------------------------------

  Components of net pension income for SFP's plans from September 22, 1995 through December 31, 1995 were as follows (in millions):

- ---------------------------------------------------------------------------
Service cost, benefits earned during the period                       $  2
Interest cost on projected benefit obligation                           11
Actual return on plan assets                                           (21)
Net amortization and deferred amounts                                    4
- --------------------------------------------------------------------------
   Net pension income                                                 $ (4)
- ----------------------------------------------------------------------====

  The following table shows the reconciliation of SFP's funded status of the plans with amounts recorded in the consolidated balance sheet at December 31, 1995 (in millions):

- -----------------------------------------------------------------------------------
                                                    Assets Exceed       Accumulated
                                                      Accumulated          Benefits
                                                         Benefits     Exceed Assets
- -----------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                                   $(547)             $ (7)
- ------------------------------------------------------------=======================
Accumulated benefit obligation                              $(575)             $ (8)
- ------------------------------------------------------------=======================
Projected benefit obligation                                $(614)             $(11)
Plan assets at fair value, primarily common
   stock, and U.S. and corporate bonds                        718                 -
- -----------------------------------------------------------------------------------
Plan assets in excess of (less than)
   projected benefit obligation                               104               (11)
Unrecognized net loss                                           -                 3
- -----------------------------------------------------------------------------------
   Prepaid (accrued) pension asset
     (liability)                                            $ 104              $ (8)
- ------------------------------------------------------------=======================

                                                                     P A G E  35

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
  SFP uses a September 30 measurement date. The assumptions used in accounting for SFP's plans for 1995 were as follows:
- ---------------------------------------------------------------
Discount rate                                             7.5 %
Rate of increase in compensation levels                   4.0 %
Expected long-term rate of return on plan assets          9.75%
- ---------------------------------------------------------------

  BNSF sponsors 401(k) thrift and profit sharing plans through its subsidiaries, BNI and SFP, which cover substantially all non-union employees and certain union employees. BNI matches 35 percent of the first 6 percent of non-union employees' contributions, which is subject to certain percentage limits of the employees' earnings, at the end of each quarter. Depending on BNI's performance, an additional matching contribution of 20 to 40 percent can be made following the end of the year. SFP matches 100 percent of the first 4 percent of non-union employees' contributions and 25 percent of the first 4 percent of union employees' contributions. BNSF's expense was $13 million, $8 million and $6 million in 1995, 1994 and 1993, respectively.

15 Other postemployment benefit plans

BNI provides life insurance benefits to eligible non-union employees. The life insurance plan is noncontributory and covers retirees only. Components of BNI's postretirement benefit cost were $1 million in each of three years ended December 31, 1995, 1994 and 1993, respectively.

  BNI's policy is to fund benefits payable under the life insurance plan as they come due. The following table presents the status of BNI's life insurance plan and the accrued postretirement benefit cost reflected in the consolidated balance sheets (in millions). BNI uses a December 31 measurement date.

- --------------------------------------------------------------
December 31,                                       1995   1994
- --------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                           $14    $11
 Fully eligible active participants                   1      1
 Other active participants                            2      2
- --------------------------------------------------------------
                                                     17     14
Unrecognized net gain                                 1      4
- --------------------------------------------------------------
 Accrued postretirement benefit cost                $18    $18
- ----------------------------------------------------==========

  The discount rate used in determining the benefit obligation was 7 percent at December 31, 1995 and 9 percent at December 31, 1994.

  Salaried employees of SFP who have rendered 10 years of service after attaining age 45 are eligible for both medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. Components of the SFP's postretirement benefit cost from September 22, 1995 to December 31, 1995 relating to its medical and life insurance plans were as follows (in millions):

- -------------------------------------------------------------------
                                         Life Insurance     Medical
                                                   Plan        Plan
- -------------------------------------------------------------------
Service cost                                         $-         $ 1
Interest cost                                         1           3
Net amortization and deferred amounts                 -          (2)
- -------------------------------------------------------------------
 Net postretirement benefit cost                     $1         $ 2
- -----------------------------------------------------==============

  SFP's policy is to fund benefits payable under the medical and life insurance plans as they come due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1995 (in millions). SFP uses a September 30 measurement date.

- -------------------------------------------------------------------
                                         Life Insurance     Medical
                                                   Plan        Plan
- -------------------------------------------------------------------
Accumulated postretirement benefit
 obligation:
   Retirees                                         $45        $130
   Fully eligible active participants                 -          15
   Other active participants                          4          40
- -------------------------------------------------------------------
                                                     49         185
Unrecognized net loss                                (2)         (8)
- -------------------------------------------------------------------
 Accrued postretirement benefit cost                $47        $177
- ----------------------------------------------------===============

  For 1995, the assumed health care cost trend rate for managed care medical costs is 11 percent and is assumed to decrease gradually to 5 percent by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate is 13 percent and is assumed to decrease gradually to 5 percent by 2006 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation for the medical plan by $16 million and the combined service and interest components of net periodic postretirement benefit cost recognized in 1995 by $2 million.

  For 1995, the weighted-average discount rate assumed in determining the accumulated postretirement benefit obligation was 7.5 percent and the assumed weighted-average salary increase was 4.0 percent.

Other Plans

Under collective bargaining agreements, BNSF participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $11 million in 1995 and $10 million in both 1994 and 1993.

P A G E  3 6

                                                    BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
16 Preferred capital stock

6 1/4% Cumulative Convertible Preferred Stock, Series A, $.01 Par Value, authorized 25,000,000 shares--6,900,000 shares issued

In November 1992, BNI issued 6,900,000 shares of 6 1/4% Cumulative Convertible Preferred Stock, Series A, No Par Value. The convertible preferred stock was not redeemable prior to December 26, 1995. On September 22, 1995, the outstanding BNI shares were converted to 6,878,607 shares of BNSF 6 1/4% Cumulative Convertible Preferred Stock, $.01 par value.

  On October 19, 1995, the BNSF board of directors voted to redeem BNSF's 6 1/4% Cumulative Convertible Preferred Stock, Series A, $.01 par value, effective December 26, 1995, at the redemption price of $52.1875 per share and declared a dividend which, when paid, was 74.65 cents per share (representing the normal quarterly dividend of 78.125 cents per share pro rated up to the effective redemption date) to holders of record on December 7, 1995. The dividend was paid on January 2, 1996. The majority of the holders of this preferred stock elected to convert their shares into BNSF common stock as BNSF's common stock price was significantly higher than the redemption price. As such, the cash payment for shares redeemed was not significant.

Class A Preferred Stock, $.01 Par Value, Authorized 50,000,000 shares--Unissued

At December 31, 1995, BNSF had available for issuance 50,000,000 shares of Class A Preferred Stock, $.01 Par Value. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers.

17 Common stock and additional
paid-in capital

BNSF is authorized to issue 300,000,000 shares of Common Stock, $.01 Par
Value. At December 31, 1995, there were 149,605,217 shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stockholders. Subject to the rights and preferences of any future issuance of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

  Pursuant to the terms of the Merger Agreement, on September 22, 1995, BNSF issued 141,866,851 shares of common stock, $.01 par value, of which 89,862,751 shares were exchanged for the outstanding shares of BNI common stock and 52,004,100 were exchanged for the outstanding shares of SFP common stock, excluding the SFP common stock acquired by BNI in the Tender Offer.

18 Stock options, other incentive plans and other stockholders' equity

Stock options
Under BNSF's stock option plans, options may be granted to officers and salaried employees at fair market value on the date of grant. Approximately 4.3 million shares were available for future grant at December 31, 1995. All options expire within 10 years after the date of grant.

  Activity in stock option plans was as follows:
- ---------------------------------------------------------------------------
                                                            Exercise Price
                                         Options              per Share
- ---------------------------------------------------------------------------
Balance at
 December 31, 1992                      3,251,324          $10.32 to $44.24
   Granted                                947,125           55.56 to  55.94
   Exercised                             (508,476)          10.32 to  44.24
   Cancelled                              (54,882)          22.50 to  55.94
- -------------------------------------------------
Balance at
 December 31, 1993                      3,635,091           12.49 to  55.94
   Granted                                752,690           53.69 to  55.94
   Exercised                             (184,088)          12.49 to  55.94
   Cancelled                              (83,962)          20.48 to  55.94
- -------------------------------------------------
Balance at
 December 31, 1994                      4,119,731           15.26 to  55.94
   Granted                              1,026,414           52.00 to  82.25
   Conversion of
     SFP stock options                  5,342,024            7.36 to  73.88
   Exercised                             (821,769)           7.36 to  59.38
   Cancelled                              (67,747)          12.69 to  59.38
- -------------------------------------------------
Balance at
 December 31, 1995                      9,598,653            7.36 to  82.25

Exercisable at December 31:
 1995                                   7,465,135          $ 7.36 to $59.38
 1994                                   2,950,427           15.26 to  55.94
 1993                                   2,153,170           12.49 to  44.24
- ---------------------------------------------------------------------------

 Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

  All stock options outstanding at February 7, 1995 became exercisable upon approval of the Merger by BNI and SFP stockholders.

                                                                    P A G E  3 7

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------
Other incentive plans

BNI and SFP have various other incentive plans, in addition to stock options, which are administered separately on behalf of employees from each of the combined companies.

  BNI has restricted stock award plans under which up to 1,700,000 common shares may be awarded to eligible employees and directors. No cash payment is required by the individual. Shares awarded under the plan may not be sold, transferred or used as collateral by the holder until the shares awarded become free of the restrictions, generally by one-third on the third, fourth and fifth anniversaries of the date of grant. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee or director's relationship is terminated. If the employee or director retires, becomes disabled or dies, the restrictions will lapse at that time. Restricted stock awards under these plans, net of forfeitures, were 243,631, 177,670 and 232,354 shares in 1995, 1994 and 1993, respectively. A total of 141,621, 780,694 and 870,525 restricted common shares were outstanding at December 31, 1995, 1994 and 1993, respectively. As a result of the Merger, outstanding restricted shares became fully vested in February 1995 resulting in $24 million operating expense reflected in merger, severance and asset charges. Compensation expense for 1994 and 1993 was not significant.

  Additionally, BNI adopted an employee stock purchase plan in 1992, effective in 1993, as a means to encourage employee ownership of BNSF common stock. A total of 500,000 shares of common stock were authorized for distribution under this plan. The plan allows eligible BNSF employees to use the proceeds of incentive compensation awards to purchase shares of BNSF common stock at a discount from the market price and may require that the shares purchased be held for a specific time period. The difference between the market price and the employees' purchase price is recorded as additional compensation expense. During the years ended December 31, 1995, 1994 and 1993, 39,421, 31,832 and 34,629
shares were purchased under this plan. The related compensation expense was not significant. BNI also has a stock award plan which provides for grants of shares of BNSF's common stock to full-time employees, excluding officers, based upon performance. A total of 100,000 shares of common stock has been authorized for these awards. During the years ended December 31, 1995, 1994 and 1993, 2,965, 3,900 and 5,540 shares were awarded under this plan. The related compensation expense was not significant.

  Under the SFP Long Term Incentive Stock Plan (Long Term Plan), 67,632 restricted shares of BNSF common stock resulted from the conversion of existing SFP restricted shares upon consummation of the Merger. No new grants were awarded and forfeitures of 1,254 shares occurred during the period from September 22, 1995 to December 31, 1995. The restrictions on these shares generally lapse upon attaining certain corporate performance objectives, completing a required vesting period. A total of 64,477 restricted common shares were outstanding at December 31, 1995.

Other stockholders' equity

As a result of the Merger, certain investments in third parties held by both BNI and SFP, which were previously recorded on the cost method, were converted to the equity method due to BNSF's combined ownership position and ability to exercise significant influence. As such, $26 million, which is net of deferred taxes of $17 million, was recorded as an increase to retained earnings to reflect BNI's undistributed equity in earnings since initial investment. SFP's investments were adjusted to fair value upon the application of purchase accounting.


P A G E  3 8

BURLINGTON NORTHERN SANTA FE
- --------------------------------------------------------------------------------------------------------------------------
19 Quarterly financial data -
unaudited
(Dollars in millions, except per share data)                                       Fourth      Third    Second     First
 1995
   Revenues                                                                        $ 2,092    $ 1,460   $ 1,284   $ 1,347
   Operating income (loss)/(1)(3)/                                                    (175)       254       242       205
     Income (loss) before extraordinary item and cumulative effect
       of change in accounting method                                                 (160)       133       124       101
     Extraordinary item, loss on early retirement of debt, net of tax/(2)/              (6)        --        --        --
     Cumulative effect of change in accounting method, net of tax/(3)/                  --         --        --      (100)
- --------------------------------------------------------------------------------------------------------------------------
       Net income (loss)                                                           $  (166)   $   133   $   124   $     1
- --------------------------------------------------------------------------------------------------------------------------
   Primary earnings (loss) per common share:/(4)/
     Income (loss) before extraordinary item and change in accounting method       $ (1.15)   $  1.32   $  1.31   $  1.05
     Extraordinary item                                                              (0.04)        --        --        --
     Change in accounting method                                                        --         --        --     (1.11)
- --------------------------------------------------------------------------------------------------------------------------
       Primary earnings (loss) per common share                                    $ (1.19)   $  1.32   $  1.31   $ (0.06)
- --------------------------------------------------------------------------------------------------------------------------
   Fully diluted earnings (loss) per common share:/(4)/
     Income (loss) before extraordinary item and change
       in accounting method                                                        $ (1.15)   $  1.28   $  1.26   $  1.05
     Extraordinary item                                                              (0.04)        --        --        --
     Change in accounting method                                                        --         --        --     (1.11)
- --------------------------------------------------------------------------------------------------------------------------
       Fully diluted earnings (loss) per common share                              $ (1.19)   $  1.28   $  1.26   $ (0.06)
- --------------------------------------------------------------------------------------------------------------------------
   Dividends declared per common share                                             $   .30    $   .30   $   .30   $   .30
   Common stock price:
     High                                                                          $83 7/8    $76 1/4   $63 5/8   $60 1/8
     Low                                                                            71 1/4     62 5/8    56 1/8    47 1/2
- --------------------------------------------------------------------------------------------------------------------------
 1994
   Revenues                                                                        $ 1,344    $ 1,249   $ 1,192   $ 1,210
   Operating income                                                                    264        229       178       182
     Income before cumulative effect of change in accounting method                    142        115        82        87
     Cumulative effect of change in accounting method, net of tax/(5)/                  --         --        --       (10)
- --------------------------------------------------------------------------------------------------------------------------
       Net income                                                                  $   142    $   115   $    82   $    77
- --------------------------------------------------------------------------------------------------------------------------
   Primary earnings (loss) per common share:
     Income before change in accounting method                                     $  1.51    $  1.22   $   .85   $   .90
     Change in accounting method                                                        --         --        --      (.11)
- --------------------------------------------------------------------------------------------------------------------------
       Primary earnings per common share                                           $  1.51    $  1.22   $   .85   $   .79
- --------------------------------------------------------------------------------------------------------------------------
   Fully diluted earnings (loss) per common share:
     Income before change in accounting method                                     $  1.46    $  1.18   $   .84   $   .90
     Change in accounting method                                                        --         --        --      (.11)
- --------------------------------------------------------------------------------------------------------------------------
       Fully diluted earnings per common share                                     $  1.46    $  1.18   $   .84   $   .79
- --------------------------------------------------------------------------------------------------------------------------
   Dividends declared per common share                                             $   .30    $   .30   $   .30   $   .30
   Common stock price:
     High                                                                          $51 5/8    $53 5/8   $60 1/8   $66
     Low                                                                            46 5/8     48 1/4    52 1/2    56 3/4
- --------------------------------------------------------------------------------------------------------------------------

(1) Results include pre-tax charges of $587 million, $106 million, $10 million and $32 million for the fourth, third, second and first quarters of 1995, respectively related to merger, severance and asset charges as discussed in
Note 3.

(2) Results for the fourth quarter include the loss on defeasance of BNI 9% debentures of $6 million, net of $3 million income tax benefit, or $.04 per share, treated as an extraordinary item.

(3) Effective January 1, 1995, BNSF changed its accounting for locomotive overhauls. The cumulative effect of this change attributable to years prior to 1995 was to decrease net income by $100 million, or $1.11 per share. Additionally, first, second and third quarter results were restated for the impact of the change on 1995 by reducing operating income, net income and both primary and fully diluted per share amounts as follows: first quarter--$12 million, $7 million and $.09; second quarter--$9 million, $6 million and $.06; and third quarter--$11 million, $6 million and $.06, respectively.

(4) Fully diluted earnings per share are antidilutive for the first and fourth quarters of 1995; therefore, the amounts reported for primary and fully diluted earnings per share are the same. Amounts may not total to the annual earnings per share because each quarter and the year are calculated separately based on average outstanding shares and common share equivalents during that period.

(5) Effective January 1, 1994, BNSF adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of this change attributable to years prior to 1994, was to decrease net income by $10 million, or $.11 per common share.

                                                                     P A G E  39