Form 10-K/A, Exhibit 13
period 1997-12-31
BURLINGTON NORTHERN SANTA FE CORP
filed 1998-04-02
CIK 934612

                                                                    EXHIBIT 13.1

CONSOLIDATED FINANCIAL HIGHLIGHTS

Burlington Northern Santa Fe Corporation and Subsidiaries

(Dollars in millions, except per share data)

The selected financial data shown below include BNSF results for the year ended December 31, 1997 and 1996, Burlington Northern Inc. results for each of the three years ended December 31, 1995 and Santa Fe Pacific Corporation results from September 22, 1995 through December 31, 1995.
-------------------------------------------------------------------------------


December 31,                                          1997      1996      1995     1994     1993
-------------------------------------------------     ----      ----      ----     ----     ----
FOR THE YEAR ENDED:
 Revenues                                           $ 8,413   $ 8,141   $ 6,117   $4,914   $4,615
 Operating income/1/                                  1,767     1,748       526      853      661
 Income before extraordinary item and cumulative
   effect of change in accounting method                885       889       198      426      296
 Accounting change/Extraordinary item/2//3/              --        --      (106)     (10)      --
 Net income                                         $   885   $   889   $    92   $  416   $  296
 Earnings available for common stockholders         $   885   $   889   $    71   $  394   $  274
 Basic earnings per share:/4/
   Before extraordinary item and change in
     accounting method                              $  5.72   $  5.84   $  1.70   $ 4.53   $ 3.10
   Accounting change/Extraordinary item                  --        --     (1.02)    (.11)      --
   Basic earnings per share                         $  5.72   $  5.84   $   .68   $ 4.42   $ 3.10
   Average shares (in millions)                       154.8     152.1     104.4     89.1     88.5
 Diluted earnings per share:/4/
   Before extraordinary item and change in
     accounting method                              $  5.64   $  5.74   $  1.67   $ 4.38   $ 3.06
   Accounting change/Extraordinary item                  --        --     (1.00)    (.10)      --
   Diluted earnings per share                       $  5.64   $  5.74   $   .67   $ 4.28   $ 3.06
   Average shares (in millions)                       157.0     154.8     105.9     97.1     96.8
 Dividends declared per common share                $  1.20   $  1.20   $  1.20   $ 1.20   $ 1.20
-------------------------------------------------   -------   -------   -------   ------   ------
AT YEAR END:
 Total assets                                       $21,336   $19,763   $18,269   $7,592   $7,045
 Long-term debt and commercial paper,
   including current portion                          5,289     4,711     4,233    1,819    1,737
 Stockholders' equity                                 6,812     5,981     5,037    2,237    1,919
 Total debt to capital                                   44%       44%       46%      45%      48%
-------------------------------------------------   -------   -------   -------   ------   ------
FOR THE YEAR ENDED:
 Capital expenditures                               $ 2,182   $ 2,234   $   890   $  698   $  676
 Depreciation and amortization                          773       760       520      362      352
 Operating ratio/5/                                    77.9%     78.5%     79.4%    82.6%    85.7%
-------------------------------------------------   -------   -------   -------   ------   ------

(1) 1997 and 1995 include $90 million and $735 million before taxes, respectively, related to special charges as discussed in Note 3 of the financial statements.
(2) 1995 includes the cumulative effect of the change in accounting method for locomotive overhauls which decreased net income by $100 million. Additionally, 1995 includes an extraordinary loss on retirement of debt of $6 million (after tax).
(3) 1994 includes the cumulative effect of the implementation of the accounting standard for postemployment benefits.
(4) In 1997, the Company adopted the accounting standard for earnings per share and retroactively restated prior years.
(5) 1997 and 1995 operating ratios exclude the pre-tax charges discussed in note
    (1) above.

BURLINGTON NORTHERN SANTA FE CORPORATION 1

FINANCIAL CONTENTS

13  Management's Discussion and Analysis
21  Report of Management
21  Report of Independent Accountants
22  Consolidated Statement of Income
23  Consolidated Balance Sheet
24  Consolidated Statement of Cash Flows
25  Consolidated Statement of Changes in Stockholders' Equity
26  Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc. (BNI) and Santa Fe Pacific Corporation (SFP) which was consummated on September 22, 1995. The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). BNSF Railway was formed in December 1996, when The Atchison, Topeka and Santa Fe Railway Company (ATSF) merged with and into Burlington Northern Railroad Company (BNRR).


RESULTS OF OPERATIONS

The results of operations discussed below include BNSF results for the year ended December 31, 1997 and 1996, BNI results for the year ended December 31, 1995 and SFP results from the merger date, September 22, 1995, through December 31, 1995. All earnings per share information is stated on a diluted basis.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

BNSF recorded net income for 1997 of $885 million ($5.64 per common share), compared with net income of $889 million ($5.74 per common share) for 1996. The decrease in net income is primarily due to a fourth quarter special charge of $90 million ($57 million after tax) or $.36 per common share principally related to the consolidation of union clerical functions. This was largely offset by improved operating results in 1997 despite severe weather conditions in the first quarter of 1997 throughout the Northern Plains and the Pacific Northwest
(PNW). The financial impact of recurring and protracted outages on many parts of the system, the cost of repairing track, signals and equipment, and the operating inefficiencies caused by the weather is virtually impossible to measure with precision. However, the Company estimates that the severe weather in the first quarter of 1997 resulted in lost revenue opportunities of approximately $100 million and increased operating expenses by at least $50 million.

  Excluding the fourth quarter special charge, net income for 1997 was $942 million ($6.00 per common share) compared with 1996 net income of $889 million ($5.74 per common share).
--------------------------------------------------------------------------------
REVENUE TABLE

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1997, 1996 and 1995 and includes certain reclassifications of prior year information to conform to current year presentation.

                                             Revenues                   Revenue Ton Miles (RTM)          Revenue Per Thousand RTM
                                  ----------------------------     -------------------------------     ----------------------------
                                   1997       1996       1995        1997        1996        1995       1997       1996       1995
                                  ------     ------     ------     -------     -------     -------     ------     ------     ------
                                          (IN MILLIONS)                     (IN MILLIONS)
Intermodal                        $2,282     $2,039     $1,076      79,964      71,262      38,516     $28.54     $28.61     $27.94
Coal                               1,972      1,973      1,821     169,776     169,380     153,169      11.62      11.65      11.89
Agricultural Commodities           1,087      1,171      1,143      57,039      59,601      55,356      19.06      19.65      20.65
Chemicals                            793        765        443      30,750      28,896      17,155      25.79      26.47      25.82
Forest Products                      573        556        471      25,876      25,140      19,828      22.14      22.12      23.75
Consumer Goods                       505        470        365      19,814      18,201      12,332      25.49      25.82      29.60
Metals                               424        413        320      19,958      20,199      13,804      21.24      20.45      23.18
Automotive                           422        396        211       7,102       6,062       3,158      59.42      65.32      66.81
Minerals                             352        319        260      14,309      12,318      10,119      26.60      25.90      25.69
Other                                  3         39          7           -           -           -          -          -          -
------------------------          ------     ------     ------     -------     -------     -------     ------     ------     ------
    Total                         $8,413     $8,141     $6,117     424,588     411,059     323,437     $19.81     $19.71     $18.91
========================          ======     ======     ======     =======     =======     =======     ======     ======     ======

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 13

REVENUES

Total revenues for 1997 were $8,413 million or 3 percent higher compared with revenues of $8,141 million for 1996. The $272 million increase primarily reflects increases in the intermodal, consumer goods, minerals, chemicals, automotive, forest products and metals segments partially offset by lower agricultural commodities revenues. Revenue per revenue ton mile, a key performance statistic, increased slightly in 1997 to $19.81 from $19.71 in 1996. During 1997, BNSF's share of the Western United States (U.S.) rail traffic market, based on reporting to the Association of American Railroads, increased
1.8 points to 41.4 percent.

  Intermodal revenues improved $243 million or 12 percent compared with 1996, due to increased volume growth in the Direct, International, Truckload, and IMC segments. The Direct segment experienced a 14 percent growth in revenues primarily due to an 18 percent gain in loadings. Direct segment growth was due to volume increases from less than truckload (LTL) shipments led by Yellow Freight, Consolidated Freightways and Roadway. LTL volume from Yellow Freight, Consolidated Freightways, and Roadway has grown substantially all year with growth accelerating in the 2nd, 3rd, and 4th quarters in particular due to Yellow Freight's change of operations completed in April 1997. International revenues increased 10 percent from 1996 due to an 8 percent increase in units moved. International growth has been the result of a strong import economy and increased market share by steamship lines such as Hyundai, OOCL, and Cosco that utilize BNSF. Truckload revenues increased 21 percent due to a 20 percent increase in loadings, primarily attributable to strength in the Company's Chicago to California and Southeast to California corridors.

  Agricultural Commodities revenues were $84 million lower, or 7 percent, than 1996, due primarily to a decrease in shipments of wheat for export in the first and second quarters due to the U.S. uncompetitiveness in the world market and severe weather conditions in the Northern Plains and PNW in the first quarter. Some of the volume losses were offset by shorter haul, lower revenue movements from the southern U.S. plains wheat region. Agricultural commodities revenues were also unfavorably impacted by lower revenue per car for corn movements and volume declines in barley traffic.

  Chemicals revenues increased $28 million, or 4 percent, primarily due to higher demand for petroleum and plastic products. Chemicals carloadings increased 4 percent due to additional traffic from Texas Gulf Coast shippers. Rate increases in petroleum products offset average revenue per car decreases in agricultural minerals and industrial products.

  Consumer Goods revenues were $35 million higher, or 7 percent, as compared with 1996 primarily due to growth in the government and machinery and bulk foods segments. Overall consumer goods carloadings increased 13 percent. Volume gains in bulk foods were the result of strong corn syrup and sugar loadings, while gains in government and machinery was the result of special moves for Boeing and additional military movements.

  Metals revenues increased $11 million, or 3 percent, due to a 4 percent increase in revenue per revenue ton mile. Revenue per car gains were realized in steel due to a shift in traffic mix away from scrap to sheet steel and structural products.

  Automotive revenues increased $26 million, or 7 percent, due to a 5 percent volume gain in motor vehicle and vehicle parts traffic. BNSF experienced gains in units moved for Honda and General Motors which were partially offset by reduced Ford shipments. Revenue per revenue ton mile decreased 9 percent due to changes in the traffic mix.

  Minerals revenues increased $33 million, or 10 percent, compared with 1996 due primarily to a 6 percent increase in shipments. Volume gains in clay and aggregates, sand, rock and specialty minerals and sodium compounds were partially offset by a decrease in shipments of cement, gypsum and lime. Clay and aggregates revenue increases were due to increased movements from Wyoming producers. Rock and specialty minerals volume gains were led by improvements in crushed stone from Texas origins. Additional loadings in the sodium compounds were the result of specific business initiatives to increase the Company's participation in the market.

EXPENSES

Total operating expenses for 1997 were $6,646 million or $253 million higher compared with expenses of $6,393 million for 1996. As discussed in Note 3:
Special charges, the Company recorded a $90 million ($57 million after-tax) special charge in the fourth quarter of 1997 primarily related to the consolidation of union clerical functions. Excluding the special charge, operating expenses for 1997 were $6,556 million, $163 million or 3 percent higher than 1996. The adjusted operating ratio for 1997 was 77.9 percent, compared with an operating ratio of 78.5 percent for 1996.

  Compensation and benefit expenses of $2,675 million were $114 million or 4 percent higher than 1996. A majority of the increase was due to higher costs associated with weather-related repairs to track and equipment and slower operations. Additionally, wages were higher due to volume related increases in train crew costs and because of 1997 wage increases to both salaried and union employees.


14 BURLINGTON NORTHERN SANTA FE CORPORATION

  Purchased services expenses of $866 million increased $34 million, or 4 percent, compared with 1996 due to higher ramping and drayage costs related to increased intermodal volumes. Joint facility costs were also higher due to operations over trackage rights gained as a condition of the merger of UP-SP. The above were partially offset by lower professional service expenses.

  Equipment rents expenses of $820 million were $84 million, or 11 percent, higher than 1996. Lower equipment utilization and higher volumes resulted in increased locomotive rents and higher time and mileage expenses for rail car and intermodal trailers and flat cars. Additionally, equipment-related performance penalties for grain increased $19 million from 1996.

  Fuel expenses of $747 million were $20 million higher than in 1996 due to a 1 percent increase in the average price paid per gallon of diesel fuel as well as a 2 percent increase in consumption due to volume. Gross ton miles per gallon of fuel increased by 2 percent to 711 gross ton miles per gallon due to additional new, fuel-efficient locomotives and the adoption of more fuel efficient operating practices.

  Materials and other expenses of $675 million were $102 million lower than 1996 partially due to lower derailment and personal injury expenses reflecting the continuing benefits of employee safety programs. Additionally, other expenses were reduced by income from the sale of signboard easements and tax incentives from the state of Nebraska related to investment and employment levels in the state.

  Interest expense of $344 million was $43 million higher than in 1996, primarily due to higher debt levels, which increased from $4,711 million at December 31, 1996 to $5,289 million at December 31, 1997.

  Other income (expense), net was $12 million below 1996. The increase in expense is due to higher fees from the sale of accounts receivable reflecting an increase in receivables sold and lower profits from land sales.

  Income tax expense of $519 million was $32 million lower in 1997 due to lower pre-tax income and a lower effective tax rate due to adjustments to prior years' tax estimates.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

BNSF recorded net income for 1996 of $889 million ($5.74 per common share), compared with net income of $92 million ($.67 per common share) for 1995. Results for 1995 include a $735 million special charge, which reduced net income by approximately $453 million. Results for 1995 were further reduced by $100 million (after tax), or $.95 per common share, for the cumulative effect of an accounting change for locomotive overhauls and $6 million (after tax), or $.05 per common share, for an extraordinary loss on early retirement of debt. Excluding the above items, net income for 1995 would have been $651 million.

  As discussed in Note 3: Special charges, the Company recorded $735 million for merger, severance and asset rationalization costs in 1995. The principal components of the charge were $287 million related to BNSF's plan to centralize the majority of its clerical functions and $254 million for severance, pension and other salaried employee benefits and for employee relocation costs incurred during the period. Additionally, $105 million was recorded for planned branch line dispositions. The remaining $89 million included obligations for vacating leased facilities and the write-off of duplicate and excess assets. Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets. When its plans are fully implemented, BNSF expects to have eliminated over 3,300 positions and disposed of approximately 4,000 miles of low density track. To date, BNSF has eliminated approximately 1,700 salaried positions and 1,250 clerical positions and has disposed of approximately 2,800 miles of low density track.

REVENUES

Total revenues for 1996 were $8,141 million compared with revenues of $6,117 million for 1995. The $2,024 million increase primarily reflects inclusion of a full year of SFP results in 1996. Prior to the business combination, coal and agricultural commodities made up approximately 50 percent of BNI's revenues while intermodal shipments comprised approximately 45 percent of total SFP revenues.

  Intermodal revenues increased $963 million compared with 1995, due to inclusion of a full year of SFP operations.

  Coal revenues improved $152 million during 1996. Approximately 85 percent of the increase was due to inclusion of a full year of SFP operations. Additionally, tonnage of low-sulfur coal shipped from the Powder River Basin increased from 1995. Revenue per thousand revenue ton miles declined principally as a result of continuing competitive pricing pressures and a change in traffic mix.

  Agricultural commodities revenues during 1996 were $28 million greater than 1995 reflecting a full year of SFP operations largely offset by lower export shipments of wheat and corn.

  Chemicals revenues increased $322 million compared with 1995. Approximately 90 percent of the increase was due to inclusion of a full year of SFP operations. The remaining increase was due to strong petroleum products and agricultural chemicals demand.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 15

  Revenue increases and changes per thousand revenue ton miles in all other commodity groups are principally due to the inclusion of SFP results for the full year.

EXPENSES

Total operating expenses for 1996 were $6,393 million compared with expenses of $5,591 million for 1995. The operating ratio for 1996 was 78.5 percent, compared with an operating ratio of 79.4 percent for 1995, excluding a $735 million special charge. The favorable decrease in the operating ratio reflects synergies from combining operations which resulted in reduced costs principally within administrative functions. These benefits were partially offset by higher prices paid for labor, services and materials, including a significant increase in the cost of diesel fuel during 1996.

  Compensation and benefits expenses of $2,561 million were $494 million above 1995 principally due to the full year of combined operations. The Company began to realize the benefits of the merger during 1996 as employment, which approximated 43,000 at the end of 1996, decreased by 5 percent when compared with the prior year. Salaried employee levels decreased over 15 percent in the same time period.

  Purchased services expenses increased $285 million for 1996 compared with 1995, principally reflecting a full year of combined operations.

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

  Materials and other expenses for 1996 increased $75 million compared with 1995. The increase reflects the full year of combined operations partially offset by decreases in expenses from cost initiatives including reductions in employee injuries due to increased focus on employee safety.

  Interest expense increased $81 million compared with 1995, due to the full year effect of interest on SFP debt in 1996 as well as an increase in the levels of outstanding debt.

  Other income (expense), net was $35 million below 1995. The decrease is due to a full year of combined operations in 1996 as well as $16 million of equity in earnings of SFP from February 21, 1995, the date of BNI's initial investment in SFP, to September 22, 1995, the date of merger consummation.

ACQUISITION OF SFP

On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner described in Note 2: Acquisition of SFP (the Merger). Stockholders of BNI and SFP approved the Merger Agreement at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated. As discussed in Note 2, the business combination with SFP was accounted for by the purchase method.

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

CAPITAL RESOURCES AND LIQUIDITY
1997 CASH FLOWS

Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, or leasing of assets.

  Operating activities provided cash of $1,814 million during 1997 compared with $1,871 million during 1996. The decrease in cash from operations was in part caused by an increase in cash used for working capital reflecting the timing of payments, partially offset by a decrease in payments for employee, merger and separation costs. Additionally, the Company had a significant increase in receivable balances during 1997 which was largely offset by the sale of an additional $300 million of accounts receivable in June.

  BNSF's cash outflows from investing activities for 1997 predominantly consisted of capital expenditures of $2,182 million which are further discussed below, while cash inflows from financing activities of $499 million principally reflect net proceeds from borrowings partially offset by dividend payments.

16 BURLINGTON NORTHERN SANTA FE CORPORATION

OTHER CAPITAL RESOURCES AND LIQUIDITY

BNSF issues commercial paper from time to time. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term and long-term agreements were extended on November 12, 1997, and are currently scheduled to expire on November 11, 1998 and November 12, 2002, respectively.

  At December 31, 1997, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $673 million, leaving a total remaining capacity of $827 million under the long-term revolving credit agreement available and $500 million under the short-term credit agreement available. Additionally, the Company has a shelf registration of debt securities, including medium-term notes, which had $350 million available for borrowing at December 31, 1997.

  In February 1997, BNSF issued $100 million of 6.1% notes, due February 27, 2027. These notes may be redeemed on February 27, 2000, 2003 or 2007, at the option of the holder. In July 1997, BNSF issued $175 million of 6.53% notes due July 15, 2037 and $200 million of 7.25% debentures due August 1, 2097. The $175 million 6.53% notes may be redeemed on July 15, 2003, at the option of the holder. In August 1997, BNSF filed a shelf registration of debt securities, including medium-term notes, that may be issued in one or more series at an aggregate offering price not to exceed $550 million. In December 1997, the Company issued $200 million of 6 7/8% debentures, due December 1, 2027. The net proceeds of these debt issues were used for general corporate purposes including the repayment of commercial paper.

  During 1997, BNSF Railway installed a new revenue management system, replacing separate BNRR and ATSF systems. Primarily as a result of systems integration, accounts receivable balances have risen above historical levels. Receivable balances reached a 1997 high at September 30, 1997 and during the fourth quarter, the Company was able to reduce outstanding receivables by $140 million. The Company expects to further reduce receivables during 1998. The increase is largely offset by additional accounts receivable sales in 1997. BNSF maintains an allowance for corrections to and collectibility of freight and other billing, and believes that the December 31, 1997 allowance is adequate to cover disputed and uncollectible receivables.

  As discussed in Note 9 to the financial statements, the Company completed a new amended and restated accounts receivable sales agreement in June 1997 to sell up to $600 million of accounts receivable. This agreement replaced an existing accounts receivable sale agreement which allowed the sale of up to $300 million of accounts receivable. In June 1997, the Company sold an additional $300 million of accounts receivable.

CAPITAL EXPENDITURES AND RESOURCES

A breakdown of cash capital expenditures is set forth in the following table (in millions):

Year ended December 31,     1997    1996    1995
-----------------------     ----    ----    ----
Maintenance of Way         $  974  $  854   $ 482
Equipment                     572     514     112
Expansion Projects            428     445     229
Other                         208     421      67
-----------------------    ------  ------   -----
Total                      $2,182  $2,234   $ 890
=======================    ======  ======   =====

  Maintenance of way expenditures for 1997 increased primarily due to an increase in spending on rail and tie renewal projects. Expansion projects in both 1997 and 1996 reflect double and triple tracking of main line track and construction of intermodal facilities. Equipment expenditures were higher in 1997 reflecting an increase in locomotive purchases. Other projects in 1996 include $150 million related to rail lines acquired from UP-SP.

  BNSF has entered into commitments to acquire 380 locomotives in 1998. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors. Additionally, BNSF has committed to acquire 325, 76 and 50 locomotives in each of 1999, 2000, and 2001, respectively.

INFLATION

Due to the capital intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 17

DIVIDENDS

Common stock dividends declared were $1.20 per common share annually for 1997, 1996 and 1995. Dividends paid on common stock were $185 million and $184 million during 1997 and 1996, respectively. Dividends on common and preferred stock were $129 million during 1995. The increase in 1996 dividends as compared to 1995 reflects an increase in outstanding shares of common stock principally due to the Merger. On January 15, 1998, the Board of Directors declared a dividend of 30 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 1, 1998, to stockholders of record on March 10, 1998.

CAPITAL STRUCTURE

BNSF's ratio of total debt to total capital was 44 percent, 44 percent and 46 percent at the end of 1997, 1996 and 1995, respectively.

OTHER MATTERS

CASUALTY AND ENVIRONMENTAL

Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF implemented a number of safety programs to reduce the number of personal injuries as well as the associated claims and personal injury expense. The total amount of personal injury expenses were $139 million, $162 million, and $143 million in 1997, 1996 and 1995, respectively. Expenses in 1997 and 1996 reflect a full year of combined operations while 1995 includes SFP expenses from September 22, 1995 through December 31, 1995.

  As discussed in more detail in Note 15: Environmental and other contingencies, the Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at 353 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $51 million, $47 million and $31 million during 1997, 1996 and 1995 respectively, for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $202 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1997 will be paid over the next five years. No individual site is considered to be material.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that will increase their operating costs. Regulations applicable to new and rebuilt locomotive engines were issued by the Environmental Protection Agency in December 1997. These regulations, which are not yet effective, will be phased in between 2000 and 2010. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State


18 BURLINGTON NORTHERN SANTA FE CORPORATION of California ultimately adopts. The State of California has previously indicated to the Environmental Protection Agency that it will support the federal rule as proposed subject to slight technical modifications. Presently, the magnitude of any future expense is unknown.

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

LABOR

Labor unions represent approximately 88 percent of BNSF Railway employees under collective bargaining agreements with 13 different labor organizations. The collective bargaining agreements reached in 1995 and 1996 as a result of industry-wide labor contract negotiations will remain in effect through at least December 31, 1999 and until new agreements are reached or the Railway Labor Act's procedures are exhausted.

POTENTIAL SALE OF INVESTMENT IN PIPELINE PARTNERSHIPS

As discussed in Note 4: Potential sale of investment in pipeline partnerships, Santa Fe Pacific Pipelines, Inc. (Pipelines), an indirect wholly-owned subsidiary of BNSF, entered into an agreement with Kinder Morgan Energy Partners L.P. (Kinder Morgan) whereby Kinder Morgan will acquire substantially all of Pipelines' interests in Santa Fe Pacific Pipeline Partners, L.P. and its operating subsidiary (Pipeline Partnerships). Total cash consideration to be received by Pipelines will be approximately $90 million. Pipelines will receive Kinder Morgan units for its 42 percent limited partnership interests; however, the Company has debt outstanding, through a subsidiary, which is exchangeable for common units represented by its limited partnership interest and will become exchangeable for the Kinder Morgan units to be received by it in the exchange. The transaction is expected to be consummated in the first quarter of 1998 and is anticipated to result in a one-time after-tax gain of approximately $30 million. The ongoing effect on BNSF's results of operations is not anticipated to be significant as Pipelines' equity income from its interest in the Pipeline Partnerships is largely offset by interest expense related to outstanding debt of the Company.

SHARE REPURCHASE PROGRAM

On July 17, 1997, the Board of Directors of BNSF authorized the repurchase of up to 10 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. Through February 6, 1998, 65,100 shares at a cost of $84.98 per share have been repurchased under the program. As discussed in Note 20: Share repurchase program, in November 1997, the Company sold 500,000 equity put options in connection with its share repurchase program.

HEDGING ACTIVITIES

FUEL

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities, and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it will not realize the impact of increases or decreases in fuel prices. Based on 1997 fuel consumption, each one cent increase in the price of fuel would result in approximately $11 million in additional fuel expense on an annual basis.

  As of February 6, 1998, BNSF had entered into forward purchases for approximately 353 million gallons at an average price of approximately 53 cents per gallon, and fuel swaps for approximately 1,046 million gallons at an average price of approximately 53 cents per gallon.

  The above prices do not include taxes, transportation costs, certain other fuel handling costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's fuel hedging program covers approximately 72 percent, 29 percent and 18 percent of estimated fuel purchases for 1998, 1999, and 2000, respectively. Quarterly hedges in 1998 range from 64 percent to 82 percent of anticipated fuel purchases. Hedges for 1999 and 2000 approximate 29 percent and 18 percent of estimated consumption for each quarter, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized losses from BNSF's fuel hedging transactions were approximately $24 million as of December 31, 1997 and unrecognized gains as of December 31, 1996

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 19
were approximately $17 million. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 6, 1998, BNSF had interest rate swap transactions which fix the interest rate on the total principal amount of $375 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.1 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. Swap transactions of $250 million will expire in December 1998, and $125 million will expire in December 1999. Any gains and losses associated with changes in market value of these swaps are not recognized. BNSF recognizes, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements. Unrecognized losses from BNSF's swap transactions were not material as of December 31, 1997.

  In anticipation of a future debt issuance, BNSF has entered into treasury lock transactions totaling $200 million at an average interest rate of 5.875 percent. The treasury lock transactions are based on a 30-year U.S. treasury rate and can be closed by BNSF anytime up to expiration in June 1998. Unrecognized gains were not material as of December 31, 1997.

UP-SP MERGER

The Surface Transportation Board (STB) approved the acquisition of Southern Pacific Rail Corporation (SP) by Union Pacific Corporation (UP) in its written decision dated August 12, 1996. The transaction was consummated on September 12, 1996. As a condition of the merger, the STB imposed provisions which grant
BNSF Railway access to approximately 4,000 miles of UP-SP track. The STB decision provides BNSF Railway with greater access to Gulf Coast and West Coast markets. Additionally, in late 1997 BNSF Railway was granted temporary access to additional UP-SP rail lines by order of the STB. On February 13, 1998, the Company and UP announced an agreement providing for joint ownership of the line between Houston and New Orleans. This agreement establishes joint dispatching responsibility for certain Gulf Coast lines and increased access to certain Gulf Coast shippers for BNSF.

  During 1997, the Company gained approximately 1.8 points of market share of shipments by rail in the Western United States. This gain was primarily the result of the trackage rights gained from the UP-SP and operating problems experienced by the UP-SP associated with consolidating operations. It is presently unknown when UP-SP's operating difficulties will be resolved and what effect a fully operational UP-SP will have on BNSF Railway's future market opportunities and alternatives.

YEAR 2000

BNSF has established a committee to evaluate and manage the cost and risk associated with the Company's hardware and software becoming year 2000 compliant and to minimize the impact on the Company's operations. The committee has identified the major areas of BNSF's information systems that will be affected by the year 2000 non-compliance and is in the process of implementing changes and recommending alternative solutions for the year 2000. To date specific spending on year 2000 activities has not been significant. However, BNSF has completed year 2000 compliance on certain systems in conjunction with the merger-related systems integration. The cost of making the Company's remaining information systems and software year 2000 compliant is estimated to be approximately $20 million and will be incurred over the next two years. Additionally, management is evaluating the impact of year 2000 compliance on other areas of the Company. It is the opinion of management that year 2000 will not have a material adverse effect on the annual results of operations or financial position of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Statements are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of disclosure requirements which will have no effect on the results of operations or financial condition of the Company. The Company does not anticipate any significant changes in disclosure as a result of adopting SFAS Nos. 130 and 131.

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

20 BURLINGTON NORTHERN SANTA FE CORPORATION

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

/s/ Robert D. Krebs
Robert D. Krebs
Chairman, President and Chief Executive Officer

/s/ Denis E. Springer
Denis E. Springer
Senior Vice President and Chief Financial Officer

/s/ Thomas N. Hund
Thomas N. Hund
Vice President and Controller


REPORT OF INDEPENDENT ACCOUNTANTS
TO THE STOCKHOLDERS AND BOARD OF
DIRECTORS OF BURLINGTON NORTHERN
SANTA FE CORPORATION AND SUBSIDIARIES

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and subsidiary companies at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies for the year ended December 31, 1995 were audited by other independent accountants whose report dated February 15, 1996, except as to the information presented in Note 8 for which the date is February 6, 1998, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the change in the Company's method of accounting for periodic major locomotive overhauls in 1995 discussed in Note 7 to the financial statements.

/s/ Price Waterhouse LLP
Price Waterhouse LLP
Chicago, Illinois
February 6, 1998

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 21

CONSOLIDATED STATEMENT OF INCOME

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)

---------------------------------------------------------------------------------------------
Year ended December 31,                                                1997     1996     1995
---------------------------------------------------------------      ------   ------   ------
Revenues                                                             $8,413   $8,141   $6,117
                                                                     ------   ------   ------
Operating expenses:
 Compensation and benefits                                            2,675    2,561    2,067
 Purchased services                                                     866      832      547
 Equipment rents                                                        820      736      540
 Depreciation and amortization                                          773      760      520
 Fuel                                                                   747      727      480
 Materials and other                                                    675      777      702
 Special charges                                                         90       --      735
                                                                     ------   ------   ------
      Total operating expenses                                        6,646    6,393    5,591
---------------------------------------------------------------      ------   ------   ------
Operating income                                                      1,767    1,748      526
Interest expense                                                        344      301      220
Other income (expense), net                                             (19)      (7)      28
                                                                     ------   ------   ------
Income before income taxes                                            1,404    1,440      334
Income tax expense                                                      519      551      136
                                                                     ------   ------   ------
Income before extraordinary item and cumulative effect
 of change in accounting method                                         885      889      198
Extraordinary item, loss on early retirement of debt, net of tax         --       --       (6)
                                                                     ------   ------   ------
Income before cumulative effect of change in accounting method          885      889      192
Cumulative effect of change in accounting method, net of tax             --       --     (100)
                                                                     ------   ------   ------
Net income                                                           $  885   $  889   $   92
===============================================================      ======   ======   ======
Basic earnings per common share:
 Income before extraordinary item and change in accounting method    $ 5.72   $ 5.84   $ 1.70
 Extraordinary item                                                      --       --     (.06)
 Change in accounting method                                             --       --     (.96)
                                                                     ------   ------   ------
      Basic earnings per common share                                $ 5.72   $ 5.84   $ 0.68
===============================================================      ======   ======   ======
Diluted earnings per common share:
 Income before extraordinary item and change in accounting method    $ 5.64   $ 5.74   $ 1.67
 Extraordinary item                                                      --       --     (.05)
 Change in accounting method                                             --       --     (.95)
                                                                     ------   ------   ------
      Diluted earnings per common share                              $ 5.64   $ 5.74   $ 0.67
===============================================================      ======   ======   ======
Average shares (in millions):
 Basic                                                                154.8    152.1    104.4
 Diluted                                                              157.0    154.8    105.9

See accompanying notes to consolidated financial statements.

22 BURLINGTON NORTHERN SANTA FE CORPORATION

CONSOLIDATED BALANCE SHEET

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)

----------------------------------------------------------------------------------------------
December 31,                                                                    1997      1996
------------------------------------------------------------------------     -------   -------
ASSETS
Current assets:
 Cash and cash equivalents                                                   $    31   $    47
 Accounts receivable, net                                                        635       628
 Materials and supplies                                                          205       222
 Current portion of deferred income taxes                                        333       307
 Other current assets                                                             30        44
                                                                             -------   -------
   Total current assets                                                        1,234     1,248

Property and equipment, net                                                   19,211    17,633
Other assets                                                                     891       882
                                                                             -------   -------
        Total assets                                                         $21,336   $19,763
========================================================================     =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and other current liabilities                              $ 1,952   $ 2,063
 Long-term debt due within one year                                              108       165
                                                                             -------   -------
   Total current liabilities                                                   2,060     2,228

Long-term debt and commercial paper                                            5,181     4,546
Deferred income taxes                                                          5,175     4,729
Casualty and environmental reserves                                              448       543
Employee merger and separation costs                                             469       466
Other liabilities                                                              1,191     1,270
                                                                             -------   -------
      Total liabilities                                                       14,524    13,782
========================================================================     -------   -------
Commitments and contingencies (see Notes 14 and 15)

Stockholders' equity:
 Common stock, $.01 par value, 300,000,000 shares authorized;
   156,746,601 shares and 154,198,088 shares issued, respectively                  2         2
 Additional paid-in capital                                                    4,995     4,838
 Retained earnings                                                             1,863     1,165
 Treasury stock, at cost, 442,816 shares and 196,122 shares, respectively        (39)      (16)
 Other                                                                            (9)       (8)
                                                                             -------   -------
      Total stockholders' equity                                               6,812     5,981
                                                                             -------   -------
        Total liabilities and stockholders' equity                           $21,336   $19,763
========================================================================     =======   =======

See accompanying notes to consolidated financial statements.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 23

CONSOLIDATED STATEMENT OF CASH FLOWS

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)

---------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                                     1997      1996      1995
-----------------------------------------------------------------------------------       -------   -------   -------
OPERATING ACTIVITIES
 Net income                                                                               $   885   $   889   $    92
 Adjustments to reconcile net income to net cash provided by operating activities:
   Cumulative effect of change in accounting method                                            --        --       100
   Depreciation and amortization                                                              773       760       520
   Deferred income taxes                                                                      433       453      (112)
   Special charges                                                                             90        --       735
   Employee merger and separation costs paid                                                 (116)     (183)     (118)
   Other, net                                                                                (221)      (62)       51
 Changes in current assets and liabilities, excluding SFP assets/liabilities acquired:
   Accounts receivable:
     Sale of accounts receivable                                                              301        40        --
     Other changes                                                                           (333)     (140)       63
   Materials and supplies                                                                      17        (2)      (42)
   Other current assets                                                                         4        (6)       (5)
   Accounts payable and other current liabilities                                             (19)      122       132
                                                                                          -------     -----     -----
     Net cash provided by operating activities                                              1,814     1,871     1,416
-----------------------------------------------------------------------------------       -------   -------   -------
INVESTING ACTIVITIES
 Cash used for capital expenditures                                                        (2,182)   (2,234)     (890)
 Purchase of SFP, net of cash acquired                                                         --        --      (488)
 Other, net                                                                                  (147)      (10)       12
                                                                                          -------   -------   -------
      Net cash used for investing activities                                               (2,329)   (2,244)   (1,366)
-----------------------------------------------------------------------------------       -------   -------   -------
FINANCING ACTIVITIES
 Net increase (decrease) in commercial paper                                                 (239)      (78)      895
 Proceeds from issuance of long-term debt                                                   1,002       626     1,294
 Payments on long-term debt                                                                  (173)     (103)   (2,071)
 Dividends paid                                                                              (185)     (184)     (129)
 Proceeds from stock options exercised                                                        102       118        25
 Other, net                                                                                    (8)       (9)      (41)
                                                                                          -------   -------   -------
      Net cash provided by (used for) financing activities                                    499       370       (27)
                                                                                          -------   -------   -------
Increase (decrease) in cash and cash equivalents                                              (16)       (3)       23
Cash and cash equivalents:
   Beginning of year                                                                           47        50        27
                                                                                          -------   -------   -------
   End of year                                                                            $    31   $    47   $    50
-----------------------------------------------------------------------------------       -------   -------   -------
SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid, net of amounts capitalized                                                $   346   $   306   $   228
 Income taxes paid, net of refunds                                                             32        69       250
 Directly financed asset acquisitions                                                          --        43       140
 Noncash consideration for purchase of SFP:
   Net assets acquired                                                                                        $ 3,319
   Cash paid                                                                                                     (532)
   Cash acquired                                                                                                   26
                                                                                                              -------
        Noncash consideration                                                                                 $ 2,813
-----------------------------------------------------------------------------------       -------   -------   -------

See accompanying notes to consolidated financial statements.

24 BURLINGTON NORTHERN SANTA FE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)
-----------------------------------------------------------------------------------------------------------------------------------


                                                                  Convertible
                                                                   Preferred      Common
                                                                   Stock and    Stock and
                                                     Outstanding   Additional   Additional
                                                       Common       Paid-in      Paid-in    Retained   Treasury
                                                       Shares       Capital      Capital    Earnings     Stock     Other   Total
----------------------------------------------------------------  -----------   ---------   --------   --------   ------   ------

Balance at December 31, 1994                              89,224      $  337       $1,444     $  485       $ (5)  $  (24)  $2,237
Net income                                                                                        92                           92
Purchase of SFP:
 Common stock issued                                      52,004                    2,652                                   2,652
 Value of outstanding SFP stock options                                               119                                     119
Conversion and redemption of convertible
 preferred stock for common stock                          7,313        (337)         335                                      (2)
Dividends:
 Common stock, $1.20 per share                                                                  (123)                        (123)
 Convertible preferred stock, $3.125 per share                                                   (21)                         (21)
Adjustments associated with unearned
 compensation, restricted stock                              243                       13                     2       16       31
Exercise of stock options and related tax benefit            778                       39                    (3)               36
Equity adjustment from minimum pension
 liability                                                                                                           (18)     (18)
Cost to equity investment adjustment                                                              26                           26
Other                                                         43                        5                     3                 8
----------------------------------------------------------------  -----------   ---------   --------   --------   ------   ------
Balance at December 31, 1995                             149,605          --        4,607        459         (3)     (26)   5,037
Net income                                                                                       889                          889
Common stock dividends, $1.20 per share                                                         (183)                        (183)
Adjustments associated with unearned
 compensation, restricted stock                              539                        8                    (2)       3        9
Exercise of stock options and related tax benefit          3,454                      191                   (11)              180
Equity adjustment from minimum pension
 liability                                                                                                            15       15
Acquisition of a subsidiary                                  363                       31                                      31
Other                                                         41                        3                                       3
----------------------------------------------------------------  -----------   ---------   --------   --------   ------   ------
Balance at December 31, 1996                             154,002          --        4,840      1,165        (16)      (8)   5,981
Net income                                                                                       885                          885
Common stock dividends, $1.20 per share                                                         (187)                        (187)
Adjustments associated with unearned
 compensation, restricted stock                               83                       13                    (4)       2       11
Exercise of stock options and related tax benefit          2,191                      140                   (19)              121
Equity adjustment from minimum pension
 liability                                                                                                            (3)      (3)
Other                                                         28                        4                                       4
----------------------------------------------------------------  -----------   ---------   --------   --------   ------   ------
Balance at December 31, 1997                             156,304      $   --       $4,997     $1,863       $(39)  $   (9)  $6,812
----------------------------------------------------------------  -----------   ---------   --------   --------   ------   ------

See accompanying notes to consolidated financial statements.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES

1. ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively, BNSF or Company). BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc.
(BNI) and Santa Fe Pacific Corporation (SFP) which was consummated on September 22, 1995. The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). BNSF Railway was formed in December 1996, when The Atchison, Topeka and Santa Fe Railway Company (ATSF) merged with and into Burlington Northern Railroad Company (BNRR). The accompanying BNSF consolidated statements of income and cash flows for the years ended December 31, 1997, 1996 and 1995 include BNSF's results and cash flows for the years ended December 31, 1997 and 1996, BNI's results and cash flows for the year ended December 31, 1995, and SFP's results and cash flows from September 22, 1995 through December 31, 1995. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

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

  Additionally, the Company incurs certain direct labor, contract service and other costs associated with the development and installation of computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, operations and maintenance costs are charged to operating expense when the work is performed.

REVENUE RECOGNITION

Transportation revenues are recognized based upon the proportion of service provided.

2. ACQUISITION OF SFP

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

26 BURLINGTON NORTHERN SANTA FE CORPORATION

  The 1995 business combination with SFP was accounted for by the purchase method. As such, the accompanying consolidated financial statements include assets, liabilities and financial results of SFP after Merger consummation. The following summarizes the purchase price (dollars in millions, except per share data, and shares in thousands):

-------------------------------------------    --------    --------
BNI investment in SFP at September 22, 1995                $    516
Shares of SFP common stock outstanding
 at September 22, 1995                          151,396
Less SFP shares held by BNI                     (25,000)
                                               --------
Remaining SFP shares outstanding                126,396
Exchange ratio                                    .4114
                                               --------
Shares of BNSF common stock issued               52,000
Per share value of BNSF common stock           $     51
                                               --------
Total value of BNSF common stock issued                       2,652
Value of outstanding SFP stock options                          119
BNI direct acquisition costs                                     32
-------------------------------------------                --------
     Purchase price                                        $  3,319
-------------------------------------------                --------

  The purchase price was calculated based on an estimated fair value of BNSF common stock of $51 per share. The fair value was determined from the average of the daily closing prices of BNI common stock for the five trading days immediately preceding and the five trading days immediately following approval of the Merger by BNI and SFP shareholders which occurred on February 7, 1995. The effects of the acquisition on the consolidated balance sheet, including the fair value adjustments, were as follows (in millions):

----------------------------   -------
Property and equipment, net    $ 9,409
Other assets                       886
Deferred income taxes           (2,936)
Long-term debt                  (2,034)
Other liabilities               (2,006)
----------------------------   -------
     Net assets acquired       $ 3,319
----------------------------   -------

  The purchase price allocation included $138 million for anticipated nonrecurring costs and expenses for severance and relocation of prior SFP employees and the planned disposition of excess SFP office space and other SFP assets.

  The consolidated pro forma results presented below were prepared as if the Merger had occurred on January 1, 1995 and include the historical results of BNI and SFP, excluding the after tax effect of $309 million for merger-related charges recorded by BNI in 1995. Additionally, the consolidated pro forma results include the effects of purchase accounting adjustments and the Tender Offer. Pro forma adjustments reflecting merger benefits are not included. This unaudited consolidated pro forma information is not necessarily indicative of the results of operations that might have occurred had the Merger actually taken place on January 1, 1995 or of future results of operations of the combined entities (dollars in millions, except per share data):

Year ended December 31,                1995
----------------------------------    ------
Revenues                              $8,097
Operating expenses                     6,771
Income before extraordinary items        605
Net income(1)                            499
Basic earnings per share:
 Income before extraordinary items    $ 4.19
 Net income                             3.46
Diluted earnings per share:
 Income before extraordinary items    $ 3.98
 Net income                             3.29

(1) Pro forma results include approximately $230 million (pre-tax) related to the merger severance and asset charge which are not considered directly attributable to the Merger. Additionally, pro forma net income includes the $100 million cumulative effect for the change in accounting for locomotive overhauls for years prior to 1995 and a $25 million reduction for the effect of the change on 1995. Also, pro forma net income includes the $6 million extraordinary charge for retirement of debt.

-------------------------------------------------------------------------------

3. SPECIAL CHARGES

  Included in the Consolidated Statement of Income for 1997 and 1995 are operating expenses of $90 million and $735 million, respectively, related to special charges.

1995 SPECIAL CHARGE

Significant components of the 1995 charge are as follows:

  Employee-related costs of $287 million were recorded for anticipated involuntary separations related to BNSF's plan to centralize its union clerical functions. The clerical consolidation plan was approved by management in 1995 and implementation of the plan began in 1996. The Company and union entered into an implementation agreement in 1995 which allows BNSF to abolish positions and provide separation benefits to affected employees. Benefits paid to affected employees are in the form of lump-sum payments or payments made over several years depending upon seniority level and election of the employee.

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

  Costs of $105 million were included for branch line dispositions reflecting the write-off of the net book value of the lines at the anticipated disposition date, less estimated net proceeds. Approximately 75 line segments, covering 3,300 miles of former BNI lines were included, of which


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 27
approximately 2,800 miles were disposed of through 1997. Remaining costs of $89 million included in the $735 million charge related to obligations at leased facilities, a majority of which have been vacated, and the write-off of duplicate and excess assets including computer hardware and software and certain facilities.

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

1997 SPECIAL CHARGE

In the fourth quarter of 1997, the Company recorded a $90 million pre-tax special charge. Approximately $65 million of the charge related to the consolidation of union clerical employees and the remainder of the charge related to severance and other costs for exempt employees. As discussed above, BNSF recorded an initial charge of $287 million in 1995 for the consolidation of clerical functions. However, the 1995 charge excluded costs associated with voluntary severances for employees who were given the opportunity to relocate and follow their work, but elected severance. During the fourth quarter of 1997, the Company completed substantially all of the consolidation from field locations. All voluntary severances associated with the plan have now been completed. Remaining clerical positions to be eliminated by the Company will be at central locations and will result in involuntary separations. The Company anticipates that completion of the plan will result in the elimination of 1,800 employees including 1,600 permanent positions. Approximately 1,250 positions have been eliminated through 1997 and the remaining position eliminations are anticipated to occur in 1998 and early 1999. The costs to complete the consolidation, including future involuntary severances, have now been provided for by the 1995 and 1997 charges. Additionally, the Company has relocated approximately 350 clerical employees from field to central locations. Relocation costs have been charged to operating expense in the period incurred.

LIABILITY BALANCE AND ACTIVITY

Current and long-term employee merger and separation liabilities totaling $551 million are included in the consolidated balance sheet at December 31, 1997 and principally represent employee-related costs for the centralization of clerical functions, as well as remaining liabilities for actions taken by ATSF in prior periods. The majority of these prior ATSF costs are associated with deferred benefits payable upon separation or retirement to certain active conductors and trainmen incurred in connection with an agreement which, among other things, reduced crew sizes. Additionally, certain locomotive engineers are eligible for a deferred benefit payable, upon separation or retirement, associated with an agreement with ATSF which allowed for more flexible work rules.

  During 1997, BNSF made $116 million of employee merger and separation payments principally related to the reduction of approximately 750 clerical employees, payments of salaried employee separations, and deferred benefits for ATSF conductors, trainmen and locomotive engineers. At December 31, 1997, $82 million of the remaining accrual is included within current liabilities for anticipated costs to be paid in 1998. The remaining costs are expected to be paid over the next several years, except for certain costs related to conductors, trainmen and locomotive engineers of the former ATSF which will be paid upon the employees' separation or retirement, as well as certain benefits for clerical employees which will be paid on an installment basis, generally over five to ten years or in some cases through retirement.

4. POTENTIAL SALE OF INVESTMENT IN PIPELINE PARTNERSHIPS

  Santa Fe Pacific Pipelines, Inc. (Pipelines), an indirect wholly-owned subsidiary of BNSF, has a 2 percent general partnership interest and a 42 percent limited partnership interest in Santa Fe Pacific Pipeline Partners, L.P. and its operating subsidiary (Pipeline Partnerships). The interests in Pipeline Partnerships are accounted for under the equity method by BNSF and results are included in Other income (expense), net in the consolidated statement of income. BNSF's investment in the Pipeline Partnerships at December 31, 1997 was approximately $286 million and is included in Other assets in the consolidated balance sheet. On October 18, 1997, Pipelines entered into an agreement with Kinder Morgan Energy Partners L.P. (Kinder Morgan) whereby Kinder Morgan will acquire substantially all of Pipelines' interests in the Pipeline Partnerships. Total cash consideration to be received by Pipelines will be approximately $90 million. Pipelines' limited partnership interest is represented by 8,148,148 common units held by Pipelines and upon consummation, 1.39 Kinder Morgan partnership units will be received in exchange for each Pipelines common unit held.

  Additionally, through its subsidiary, SFP Pipeline Holdings, Inc., the Company has variable rate exchangeable debentures (VREDs) with a par value of $219 million which are reflected in long-term debt at $268 million in the consolidated balance sheet at December 31, 1997. The VREDs are exchangeable for Pipelines' 8,148,148 common units. Consummation of


28 BURLINGTON NORTHERN SANTA FE CORPORATION the Kinder Morgan transaction will cause an "Exchange Event" under the VRED agreement, and accordingly, VRED holders will be eligible to receive cash equal to the par value of the VREDs or the Kinder Morgan units received by Pipelines for its limited partnership interest. The current market value of the Kinder Morgan units is substantially higher than the par value of the VREDs.

  The transaction is subject to a number of conditions, including the approval by the unitholders of both parties and certain regulatory agencies. The transaction is expected to be consummated in the first quarter of 1998 and is anticipated to result in a one-time after-tax gain of approximately $30 million. The ongoing effect on BNSF's results of operations is not anticipated to be significant as Pipelines' equity income from its interests in Pipeline Partnerships is largely offset by interest expense related to the VREDs.

5. OTHER INCOME (EXPENSE), NET

   Other income (expense), net includes the following (in millions):

Year ended December 31,                         1997    1996    1995
------------------------------------------     -----   -----   -----
Equity in earnings of Pipeline Partnerships    $  30   $  24   $   9
Gain on property dispositions                     14      23      12
Interest income                                    3       2       8
Accounts receivable sale fees                    (27)    (14)     (4)
BNI's equity in earnings of SFP prior
 to consummation of the Merger                    --      --      16
Miscellaneous, net                               (39)    (42)    (13)
------------------------------------------     -----   -----   -----
     Total                                     $ (19)  $  (7)  $  28
==========================================     =====   =====   =====

6. INCOME TAXES

   Income tax expense, excluding the 1995 cumulative effect of change in accounting method and extraordinary item, was as follows (in millions):

Year ended December 31,                        1997    1996    1995
-------------------------                      -----  -----   -----
Current:
 Federal                                       $  72  $  81   $ 216
 State                                            14     17      32
-------------------------------------------    -----  -----   -----
                                                  86     98     248
-------------------------------------------    -----  -----   -----
Deferred:
 Federal                                         372    396    (101)
 State                                            61     57     (11)
-------------------------------------------    -----  -----   -----
                                                 433    453    (112)
-------------------------------------------    -----  -----   -----
     Total                                     $ 519  $ 551   $ 136
===========================================    =====  =====   =====

  Reconciliation of the federal statutory income tax rate to the effective tax rate, excluding the cumulative effect of change in accounting method and extraordinary item, was as follows:

Year ended December 31,                         1997      1996      1995
-------------------------------------------    ------    ------    ------
Federal statutory income tax rate                35.0%     35.0%     35.0%
State income taxes,
 net of federal tax benefit                       3.5       3.4       4.0%
Other, net                                       (1.5)     (0.1)      1.7%
-------------------------------------------    ------    ------    ------
     Effective tax rate                          37.0%     38.3%     40.7%
===========================================    ======    ======    ======

  The components of deferred tax assets and liabilities were as follows (in millions):

December 31,                                    1997      1996
-------------------------------------------    -------   -------
Deferred tax liabilities:
 Depreciation and amortization                 $(5,677)  $(5,110)
 Other                                            (331)     (397)
-------------------------------------------    -------   -------
      Total deferred tax liabilities            (6,008)   (5,507)
-------------------------------------------    -------   -------
Deferred tax assets:
 Casualty and environmental liabilities            270       300
 Employee merger and separation costs              213       214
 Postretirement benefits                            86        96
 Non-expiring AMT credit carryforwards              36        44
 Other                                             561       431
-------------------------------------------    -------   -------
      Total deferred tax assets                  1,166     1,085
-------------------------------------------    -------   -------
      Net deferred tax liability               $(4,842)  $(4,422)
===========================================    =======   =======
Noncurrent deferred income tax liability       $(5,175)  $(4,729)
Current deferred income tax asset                  333       307
-------------------------------------------    -------   -------
      Net deferred tax liability               $(4,842)  $(4,422)
===========================================    =======   =======

  In 1997 and 1995, tax benefits of $2 million and $11 million, respectively, related to the adjustment to recognize the minimum pension liability were allocated directly to stockholders' equity. In 1996, tax expense of $9 million related to the adjustment to reduce the minimum pension liability was allocated directly to stockholders' equity.

  BNSF filed its first federal consolidated income tax return for 1995. BNI's and SFP's federal income tax returns have been examined through 1991 and 1992, respectively. All years prior to 1986 are closed for SFP and all years prior to 1989 are closed for BNI. Issues relating to the years 1986-1992 for SFP and for the years 1989-1991 for BNI are being contested through various stages of administrative appeal. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1997.

7. ACCOUNTING CHANGE

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

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 29

BNSF believes that this change is preferable because it improves the matching of expenses incurred to revenues earned. The cumulative effect of this change on years prior to 1995 was a reduction in net income of $100 million (net of a $63 million income tax benefit), or $.96 and $.95 for basic earnings per share and diluted earnings per share, respectively. The effect of this change for the year ended December 31, 1995, was to reduce income before extraordinary item and cumulative effect of change in accounting method by $25 million or $.24 per share.

8. EARNINGS PER SHARE

   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" in the fourth quarter of 1997. SFAS No. 128 requires the presentation of basic and diluted earnings per share, including the restatement of prior periods. A summary of the calculation of basic and diluted earnings per share for the years ended December 31, 1997, 1996 and 1995, is presented below (in millions, except per share data):

December 31,                          1997    1996    1995
----------------------------------   ------  ------  ------
Income before extraordinary item
 and accounting change               $  885  $  889  $  198
Less: Preferred stock dividends          --      --     (21)
----------------------------------   ------  ------  ------
Income available to
     common stockholders             $  885  $  889  $  177
==================================   ======  ======  ======
Weighted average common shares        154.8   152.1   104.4
Effect of common stock options          2.2     2.7     1.5
----------------------------------   ------  ------  ------
Weighted average diluted shares       157.0   154.8   105.9
==================================   ======  ======  ======
Basic earnings per common share      $ 5.72  $ 5.84  $ 1.70
----------------------------------   ------  ------  ------
Diluted earnings per common share    $ 5.64  $ 5.74  $ 1.67
==================================   ======  ======  ======

  For the year ended December 31, 1995, the computation of diluted earnings per share excluded the effects of conversion of preferred stock because it was anti-dilutive.

9. ACCOUNTS RECEIVABLE, NET

   Effective June 1997, an accounts receivable sale agreement which allowed the sale of up to $300 million in receivables effective through 1999, was replaced by an amended and restated agreement which allows BNSF Railway, through a special purpose subsidiary, to sell up to $600 million of variable rate certificates which mature in 2002 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At December 31, 1997, $581 million of certificates were outstanding and were supported by receivables of approximately $1.1 billion in the master trust. Certificates outstanding were $280 million at December 31, 1996. BNSF Railway has retained the collection responsibility with respect to the accounts receivable held in trust. BNSF Railway is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold. Costs related to such agreements vary on a monthly basis and are generally related to certain interest rates. These costs are included in Other income (expense), net.

  During 1997, BNSF Railway installed a new revenue management system, replacing separate BNRR and ATSF systems. Primarily as a result of this integration, accounts receivable balances have risen above historical levels. BNSF maintains an allowance for corrections to and collectibility of freight and other billings. At December 31, 1997 and 1996, $70 million and $57 million of such allowances had been recorded, respectively. BNSF believes the allowance is adequate to cover disputed and uncollectible receivables at December 31, 1997.

10. PROPERTY AND EQUIPMENT, NET

    Property and equipment, net (in millions), and the weighted average annual depreciation rate (%) were as follows:

                                                            1997
                                                        Depreciation
December 31,                       1997        1996         Rate
------------------------------   -------   ------------ ------------
Land                             $ 1,416        $ 1,418       --
Track structure                   10,527          9,668      3.9%
Other roadway                      7,856          7,231      2.5
Locomotives                        1,874          1,525      4.5
Freight cars and
 other equipment                   1,870          1,879      4.0
Computer hardware
     and software                    412            402     15.6
------------------------------   -------   ------------
Total cost                        23,955         22,123
Less accumulated depreciation
     and amortization             (4,744)        (4,490)
------------------------------   -------   ------------
Property and equipment, net      $19,211        $17,633
==============================   =======   ============

  The consolidated balance sheet at December 31, 1997 and 1996 included $875 million and $471 million, respectively, for property and equipment under capital leases.

11. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

    Accounts payable and other current liabilities consisted of the following (in millions):

December 31,                                         1997     1996
------------------------------------------------    ------   ------
Compensation and benefits payable                   $  399   $  393
Casualty and environmental reserves                    291      309
Accounts payable                                       222      218
Rents and leases                                       144      206
Tax liabilities                                        132       78
Employee merger and separation costs                    82      114
Other                                                  682      745
------------------------------------------------    ------   ------
Total                                               $1,952   $2,063
================================================    ======   ======


30 BURLINGTON NORTHERN SANTA FE CORPORATION

12. DEBT

Debt outstanding was as follows
(in millions):

December 31,                                             1997          1996
-----------------------------------------------------    ------        ------
Notes and Debentures
    7% debentures, due 2025                              $  350        $  350
    6 3/8% notes, due 2005                                  300           300
    Pipeline exchangeable debentures,
      11.2% (variable), due 2010                            219           219
    8 3/4% debentures, due 2022                             200           200
    6 7/8% debentures, due 2027                             200            --
    7.29% debentures, due 2036                              200           200
    7.25% debentures, due 2097                              200            --
    6 7/8% debentures, due 2016                             175           175
    6.53% notes, due 2037                                   175            --
    7.40% notes, due 1999                                   150           150
    7% notes, due 2002                                      150           150
    7 1/2% debentures, due 2023                             150           150
    8 3/8% notes, due 2001                                  100           100
    8 5/8% notes, due 2004                                  100           100
    6.1% notes, due 2027                                    100            --
    Other                                                    25            28
Mortgage Bonds
    Consolidated mortgage bonds,
      3 1/5% to 9 1/4%, due 2006 to 2045                    321           321
    General mortgage bonds, 3 1/8% and 2 5/8%,
      due 2000 and 2010, respectively                        62            62
    Prior lien railway and land grant bonds, 4%              --            57
    General lien railway and land grant bonds,
      3%, due 2047                                           35            35
    Mortgage notes, 10.325%, due 1998 to 2014                31            31
    First mortgage bonds, series A, 4%                       --            20
    Mortgage notes, 8 5/8%, due serially to 2009             18            18
Commercial Paper and Bank Borrowings
    Commercial paper, 6.0% (variable)                       668           907
    Bank borrowings, 5.98% (variable)                        70            65
Equipment Obligations
    Equipment obligations, weighted average
      rate of 7.98%, due 1998 to 2013                       565           629
    Capitalized lease obligations, weighted average
      rate of 6.84% expiring 1998 to 2010                   695           400
Unamortized purchase accounting adjustment                   89           101
Unamortized discount                                        (59)          (57)
-----------------------------------------------------    ------        ------
    Total                                                 5,289         4,711
Less: Current portion of long-term debt                    (108)         (165)
-----------------------------------------------------    ------        ------
    Long-term debt                                       $5,181        $4,546
=====================================================    ======        ======

  BNSF issues commercial paper from time to time. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently 0.075 percent and 0.11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term and long-term agreements were extended on November 12, 1997, and are currently scheduled to expire on November 11, 1998 and November 12, 2002, respectively.

  At December 31, 1997, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $673 million, leaving a total remaining capacity of $827 million under the long-term revolving credit agreement available and $500 million under the short-term credit agreement available. A portion of commercial paper has been hedged to fixed interest rates through interest rate swap transactions (see Note 14:
Hedging activities, leases and other commitments).

  The financial covenants of the bank revolving credit agreements require that BNSF's consolidated tangible net worth, as defined in the agreements, be at least $4.4 billion, and that its debt cannot exceed 55 percent of its consolidated total capital as defined in the agreements. BNSF was in compliance with these financial covenants at December 31, 1997.

  In February 1997, BNSF issued $100 million of 6.1% notes, due February 27, 2027. These notes may be redeemed on February 27, 2000, 2003 or 2007, at the option of the holder. In July 1997, BNSF issued $175 million of 6.53% notes due July 15, 2037 and $200 million of 7.25% debentures due August 1, 2097. The $175 million 6.53% notes may be redeemed on July 15, 2003, at the option of the holder. In August 1997, BNSF filed a shelf registration of debt securities, including medium-term notes, that may be issued in one or more series at an aggregate offering price not to exceed $550 million. In December 1997, the Company issued $200 million of 6 7/8% debentures, due December 1, 2027 under the August 1997 registration which has $350 million remaining. The net proceeds of these debt issues were used for general corporate purposes including the repayment of commercial paper.

  In February 1996, BNSF issued $175 million of 6 7/8% debentures due February 15, 2016. In June 1996, BNSF issued $200 million of 7.29% debentures due June 1, 2036. In December 1995, BNSF issued $300 million of 6 3/8% notes due December 15, 2005 and $350 million of 7% debentures due December 15, 2025. The net proceeds from the sale of the notes and debentures were used for general corporate purposes, including the repayment of commercial paper and short-term bank loans.

                                     BURLINGTON NORTHERN SANTA FE CORPORATION 31

  Additionally, in December 1995, BNSF defeased its 9% debentures by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in April 1996. The defeasance of debt resulted in an extraordinary charge of $6 million, net of applicable income tax benefits of $3 million, principally reflecting the call premium on the debt.

  BNSF Railway and its predecessors, BNRR and ATSF, completed cross-border leveraged leases of equipment for a total amount of $411 million, $311 million and $136 million in 1997, 1996 and 1995, respectively, which were recorded as capital lease obligations. These transactions included the issuance of $326 million, $242 million, and $108 million of equipment secured debt in 1997, 1996 and 1995, respectively.

  Aggregate long-term debt scheduled maturities are $108 million, $256 million, $138 million, $204 million and $996 million for 1998 through 2002, respectively. Commercial paper of $668 million is included in maturities for 2002. Payments in 2000 exclude the $100 million 6.1% notes, due 2027, which may be redeemed in 2000 at the option of the holder.

  Substantially all BNSF Railway properties and certain other assets are pledged as collateral to, or are otherwise restricted under, the various BNSF Railway long-term debt agreements. Equipment obligations and capital leases are secured by the underlying equipment.

  In addition, an indirect wholly-owned subsidiary of BNSF is contingently liable as general partner for $355 million of long-term debt issued by Santa Fe Pacific Pipeline Partners, L.P. This contingent liability would be reduced to $190 million upon the consummation of the transaction discussed in Note 4:
Potential sale of investment in pipeline partnerships.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of BNSF's financial instruments at December 31, 1997 and 1996 and the methods and assumptions used to estimate the fair value of each class of financial instruments held by BNSF, were as follows:

CASH AND CASH EQUIVALENTS

The carrying amount approximated fair value because of the short maturity of these instruments.

LONG-TERM DEBT AND COMMERCIAL PAPER

The fair value of BNSF's long-term debt was primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. The carrying amount of commercial paper approximated fair value because of the short maturity of these instruments. The carrying amounts of BNSF's long-term debt and commercial paper at December 31, 1997 and 1996 were $5,289 million and $4,711 million, respectively, while the estimated fair values at December 31, 1997 and 1996 were $5,472 million and $4,721 million, respectively.

14. HEDGING ACTIVITIES, LEASES AND OTHER COMMITMENTS HEDGING ACTIVITIES

FUEL

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes forward purchases for delivery at fueling facilities, and various commodity swap and collar transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it will not realize the impact of increases or decreases in fuel prices.

  As of February 6, 1998, BNSF had entered into forward purchases for approximately 353 million gallons at an average price of approximately 53 cents per gallon, and fuel swaps for approximately 1,046 million gallons at an average price of approximately 53 cents per gallon.

  The above prices do not include taxes, transportation costs, certain other fuel handling costs and, except for forward contracts, any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's fuel hedging program covers approximately 72 percent, 29 percent and 18 percent of estimated fuel purchases for 1998, 1999, and 2000, respectively. Quarterly hedges in 1998 range from 64 percent to 82 percent of anticipated fuel purchases. Hedges for 1999 and 2000 approximate 29 percent and 18 percent of estimated consumption for each quarter, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized losses from BNSF's fuel hedging transactions were approximately $24 million as of December 31, 1997 and unrecognized gains as of December 31, 1996 were approximately $17 million. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.


32 BURLINGTON NORTHERN SANTA FE CORPORATION

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 6, 1998, BNSF had interest rate swap transactions which fixed the interest rate on the total principal amount of $375 million of its commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 6.1 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. Swap transactions of $250 million will expire in December 1998, and $125 million will expire in December 1999. Any gains and losses associated with changes in market value of these swaps are not recognized. BNSF recognizes, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements. Unrecognized losses from BNSF's interest rate swap transactions were not material as of December 31, 1997.

  In anticipation of a future debt issuance, BNSF has entered into treasury lock transactions totaling $200 million at an average interest rate of 5.875 percent. The treasury lock transactions are based on a 30-year U.S. treasury rate and can be closed by BNSF anytime up to expiration in June 1998. The unrecognized gain on the treasury lock transactions were not material as of December 31, 1997.

LEASES

BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1997 are summarized as follows (in millions):

                                         Capital              Operating
Year ended December 31                    Leases                 Leases
---------------------------------------  -------              ---------

1998                                      $   95              $  313
1999                                          95                 233
2000                                          91                 177
2001                                          90                 146
2002                                          90                 121
Thereafter                                   544               1,210
----------------------------------------  ------              ------
Total                                      1,005              $2,200
                                                              ======
Less amount representing interest            310
----------------------------------------  ------
Present value of minimum lease payments   $  695
========================================  ======

  Lease rental expense for all operating leases was $456 million, $446 million and $352 million for the years ended December 31, 1997, 1996 and 1995, respectively. Contingent rentals and sublease rentals were not significant.

OTHER COMMITMENTS

BNSF has entered into commitments to acquire 380 locomotives in 1998. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors. Additionally, BNSF has committed to acquire 325, 76 and 50 locomotives in each of 1999, 2000, and 2001, respectively.

  In connection with the closing of the sale of rail lines in Southern California in 1992 and 1993, BNSF has entered into various shared use agreements with the agencies, which require BNSF to pay the agencies approximately $6 million annually to maintain track structure and facilities. Additionally, BNSF recorded a $50 million liability in 1993 for an obligation retained by BNSF which under certain conditions requires a repurchase of a portion of the properties sold.

15. ENVIRONMENTAL AND OTHER CONTINGENCIES

ENVIRONMENTAL

BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 34 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative



                                     BURLINGTON NORTHERN SANTA FE CORPORATION 33
volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

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

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at 353 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $51 million, $47 million and $31 million during 1997, 1996 and 1995 respectively, for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $202 million for remediation and restoration of all known sites. BNSF anticipates that the majority of the accrued costs at December 31, 1997, will be paid over the next five years. No individual site is considered to be material.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that will increase their operating costs. Regulations applicable to new and rebuilt locomotive engines were issued by the Environmental Protection Agency in December 1997. These regulations, which are not yet effective, will be phased in between 2000 and 2010. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. The State of California has previously indicated to the Environmental Protection Agency that it will support the federal rule as proposed subject to slight technical modifications. Presently, the magnitude of any future expense is unknown.

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

16. RETIREMENT PLANS

  Prior to October 1, 1996, BNSF sponsored noncontributory defined benefit pension plans through its subsidiaries, BNI and SFP, covering substantially all non-union employees. Additionally, BNI and SFP sponsored nonqualified defined benefit plans for certain officers and other employees. On October 1, 1996, the respective BNI and SFP qualified defined benefit pension plans were merged, creating the qualified BNSF Retirement Plan. The corresponding nonqualified defined benefit plans were merged on October 1, 1996, creating the nonqualified BNSF

34 BURLINGTON NORTHERN SANTA FE CORPORATION

Supplemental Retirement Plan. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum, and not more than the maximum amount deductible for income tax purposes.

  Components of the net pension cost for BNSF plans, including the prior BNI and SFP plans, were as follows (in millions):

Year ended December 31,                   1997    1996   1995(1)
-------------------------------------    -----   -----   -------
Service cost, benefits earned
 during the period                       $  14   $  17   $  11
Interest cost on projected obligation      100      97      65
Actual return on plan assets              (329)   (148)   (114)
Net amortization and deferred amounts      221      43      61
Curtailment costs                           --      --      10
Cost of special termination benefits        --      --      32
-------------------------------------    -----   -----   -----
     Net pension cost                    $   6   $   9   $  65
=====================================    =====   =====   =====

(1) Represents full year BNI combined with SFP for the period from September 22, 1995 through December 31, 1995.

    The following table shows the reconciliation of BNSF's funded status of the qualified plans with amounts recorded in the consolidated balance sheet (in millions):

December 31,                                    1997      1996
------------------------------------------    -------   -------
Vested benefit obligation                     $(1,221)  $(1,081)
==========================================    =======   =======
Accumulated benefit obligation                $(1,269)  $(1,161)
==========================================    =======   =======
Projected benefit obligation                  $(1,357)  $(1,247)
Plan assets at fair value, primarily
     marketable equity and debt securities      1,540     1,320
------------------------------------------    -------   -------
Plan assets in excess of projected
 benefit obligation                               183        73
Unrecognized net gain                            (169)      (63)
Unrecognized prior service cost                   (10)      (10)
Unamortized net transition obligation              13        15
------------------------------------------    -------   -------
Prepaid pension asset                         $    17   $    15
==========================================    =======   =======

  BNSF uses a September 30 measurement date. The prior BNI and SFP plans used measurement dates of December 31 and September 30, respectively. The assumptions used in accounting for the BNSF, BNI and SFP qualified and nonqualified plans were as follows:

                                 BNSF   BNSF    BNI    SFP
                                 1997   1996   1995   1995
-----------------------------    ----   ----   ----   ----
Discount rate                     7.5%  7.75%   7.0%   7.5%
Rate of increase in
 compensation levels              4.0%   4.0%   4.0%   4.0%
Expected long-term rate
     of return on plan assets     9.5%   9.5%   9.5%  9.75%
-----------------------------    ----   ----   ----   ----

  The following table shows the reconciliation of the BNSF funded status of the nonqualified supplemental plan with amounts recorded in the consolidated balance sheet (in millions):

December 31,                                           1997    1996
-----------------------------------------------       -----   -----
Actuarial present value of benefit obligations:
Vested benefit obligation                             $ (38)  $ (31)
===============================================       =====   =====
Accumulated benefit obligation                        $ (39)  $ (32)
===============================================       =====   =====
Projected benefit obligation                          $ (47)  $ (39)
-----------------------------------------------       -----   -----
Unrecognized net loss                                    19      14
Unrecognized prior service cost                           1       1
Unamortized net transition obligation                     1       1
Adjustment required to recognize minimum liability      (13)     (9)
-----------------------------------------------       -----   -----
Accrued pension liability                             $ (39)  $ (32)
===============================================       =====   =====

  BNSF sponsors 401(k) thrift and profit sharing plans which cover substantially all non-union employees and certain union employees. BNSF matches 50 percent of the first 6 percent of non-union employees' contributions, which are subject to certain percentage limits of the employees' earnings, at each pay period. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first 6 percent can be made at the end of the year. Prior to December 31, 1996, BNSF sponsored 401(k) thrift and profit sharing plans through its subsidiaries, BNI and SFP, which covered substantially all non-union employees and certain union employees. The plans covering non-union employees were merged on December 31, 1996. Under the prior plans, BNI employees were immediately fully vested in the employer match, while SFP employees became vested on a five year schedule based on length of service. As part of the transition to the BNSF plan, former SFP employees became fully vested in the employer match made through December 31, 1996. Employer contributions made subsequent to December 31, 1996, for all non-union employees, are subject to the five year length of service vesting schedule. BNSF's 401(k) matching expense was $14 million in 1997 and $13 million in 1996 and 1995.

17. OTHER POSTEMPLOYMENT BENEFIT PLANS

  BNSF provides life insurance benefits to eligible, former BNI non-union employees. The life insurance plan is noncontributory and covers retirees only. The postretirement benefit costs related to former BNI employees were $1 million in each of the three years ended December 31, 1997, 1996 and 1995, respectively.

  BNSF's policy is to fund benefits payable under the life insurance plan as they come due. The accumulated postretirement benefit obligation related to the former BNI plan was approximately $17 million at December 31, 1997 and 1996.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 35

  Salaried employees of the former SFP who have rendered 10 years of service after attaining age 45 are eligible for both medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. The combined components of SFP's postretirement benefit cost related to former SFP employees relating to its medical and life insurance plans were as follows (in millions):

                                              Life Insurance
                                             and Medical Plan
                                         -------------------------
                                          1997     1996    1995(1)
-------------------------------------    -------  ------   -------
Service cost                              $   4    $   5    $   1
Interest cost                                14       16        4
Net amortization and deferred amounts        (1)      --       (2)
-------------------------------------    ------   ------   ------
     Net postretirement benefit cost      $  17    $  21    $   3
=====================================    ======   ======   ======

(1) Includes only the components of postretirement benefit cost from September 22, 1995 to December 31, 1995.

  BNSF's policy is to fund benefits payable under the medical and life insurance plans as they become due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1997 and 1996 (in millions). The former SFP plan uses a September 30 measurement date.

                                       Life Insurance       Medical
                                            Plan              Plan
                                       ---------------------------------
                                         1997    1996     1997     1996
-----------------------------------    ------   ------   ------   ------
Accumulated postretirement
benefit obligation:
 Retirees                               $  44    $  43    $ 111    $ 119
 Fully eligible active participants        --       --        6       11
 Other active participants              3        4       26       33
-----------------------------------     -----    -----    -----    -----
                                           47       47      143      163
Unrecognized net gain (loss)               (2)      (1)      18       (3)
-----------------------------------     -----    -----    -----    -----
     Accrued postretirement
      benefit cost                      $  45    $  46    $ 161    $ 160
===================================     =====    =====    =====    =====

  For purposes of the above calculations, the assumed health care cost trend rate for both managed care and non-managed care medical costs is 10 percent in 1997 and is assumed to decrease gradually to 5 percent by 2006 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation for the medical plan by $15 million and the combined service and interest components of net periodic postretirement benefit cost recognized in 1997 by $2 million.

  For 1997 and 1996, the weighted-average discount rate assumed in determining the accumulated postretirement benefit obligation was 7.5 percent and 7.75 percent, respectively, and the assumed weighted-average salary increase was 4 percent for both 1997 and 1996.

OTHER PLANS

Under collective bargaining agreements, BNSF participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $15 million, $14 million and $11 million, in 1997, 1996 and 1995, respectively.

18. STOCK OPTIONS, OTHER INCENTIVE PLANS AND OTHER STOCKHOLDERS' EQUITY

STOCK OPTIONS

Under BNSF's stock option plan, options may be granted to officers and salaried employees at the fair market value of the Company's common stock on the date of grant. Approximately 4.3 million common shares were available for future grant at December 31, 1997. All options expire within 10 years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

  The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options granted in 1997, 1996, and 1995 based on the fair value at grant dates consistent with SFAS No. 123 "Accounting for Stock Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

                                              1997      1996     1995
--------------------------------------     --------   -------   ------
Net income (in millions)                     $  857    $  871    $  84
Basic earnings per share                     $ 5.54    $ 5.73    $ .60
Diluted earnings per share                   $ 5.46    $ 5.63    $ .59
--------------------------------------     --------   -------   ------
  The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions:

                                               1997      1996     1995
--------------------------------------     --------   -------   ------
Weighted average expected
 life (years)                                   3.0       3.0      3.0
Expected volatility                              20%       20%      20%
Annual dividend per share                    $ 1.20    $ 1.20    $1.20
Risk free interest rate                        5.81%     6.11%    6.11%
Weighted average fair value
     of options granted                      $15.45    $13.34    $9.41
--------------------------------------     --------   -------   ------

  A summary of the status of the stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years then ended, is presented below:


36 BURLINGTON NORTHERN SANTA FE CORPORATION


                                             1997                                 1996                               1995
                                 ------------------------------     ------------------------------       ---------------------------
                                               Weighted Average                   Weighted Average                  Weighted Average
                                 Options       Exercise Prices      Options       Exercise Prices        Options    Exercise Prices
-------------------------------  -----------   ----------------     -----------   ----------------       ---------  ----------------

Balance at beginning of
 year                              8,255,285             $49.46       9,598,653             $37.44       4,119,731            $41.16
Granted                            2,926,012              88.21       2,439,380              75.77       1,026,414             58.20
Conversion of SFP options                 --                 --              --                 --       5,342,024             29.86
Exercised                         (2,364,230)             46.37      (3,582,964)             34.37        (821,769)            31.27
Cancelled                           (229,944)             70.75        (199,784)             64.01         (67,747)            55.29
                                   ---------             ------       ---------             ------       ---------            ------
Balance at end of year             8,587,123              62.95       8,255,285              49.46       9,598,653             37.44
                                   =========             ======       =========             ======       =========            ======
Options exercisable at
 year end                          5,473,286                          5,934,124                          7,465,135

------------------------------------------------------------------------------
The following table summarizes information regarding stock options outstanding at December 31, 1997:

Range of                                             Options        Options    Weighted  Average      Weighted Average
Exercise prices                                  Outstanding    Exercisable       Remaining Life       Exercise Prices
------------------------------------------------------------    -----------    -----------------      ----------------
$09.04 to $49.66                                   2,109,315     2,109,315          4.2 years             $24.34
$50.88 to $73.88                                   1,896,323     1,882,323          6.4 years             $56.03/(1)/
$74.50 to $74.50                                   1,407,661     1,407,661          8.1 years             $74.50
$80.19 to $87.25                                     522,419        70,759          8.3 years             $83.00/(1)/
$88.31 to $98.88                                   2,651,405         3,228          9.0 years             $88.43/(1)/
                                                   ---------     ---------          ---------             ------
$09.04 to $98.88                                   8,587,123     5,473,286          7.1 years             $48.93
                                                   =========     =========          =========             ======

(1) The weighted average exercise price of options outstanding approximates the weighted average exercise price of options exercisable.
--------------------------------------------------------------------------------
  Options to purchase approximately three million shares of common stock at $87.31 per share were granted to exempt employees on January 14, 1998. These options will vest and become exercisable on January 14, 1999 and will expire on January 14, 2008.

OTHER INCENTIVE PLANS

BNSF has other long-term incentive programs in addition to stock options which are administered separately on behalf of employees.

  Under the BNSF 1996 Stock Incentive Plan and the Non-Employee Directors' Stock Plan (NEDS), up to 10,000,000 and 300,000 shares of BNSF common stock, respectively, have been authorized to be issued in the form of stock options, restricted stock, performance shares and performance units.

  During 1996, BNSF awarded a total of approximately 400,000 shares of restricted stock to eligible employees and directors. No cash payment is required by the individual. Shares awarded under the plans may not be sold, transferred or used as collateral by the holder until the shares awarded become free of restrictions. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock price based performance goals are met. If, however, the performance goals are not met, the restricted shares will be forfeited. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee's or director's relationship is terminated. A total of 334,000 restricted shares related to this award were outstanding as of December 31, 1997. Additionally, in December 1997, BNSF issued 30,000 restricted shares of stock at $94.44. The shares are time-vesting and vest ratably over the five year period ending December 31, 2002.

  Additionally, under the BNSF 1996 Stock Incentive Plan certain eligible employees may defer the cash payment of their bonus paid under the Incentive Compensation Plan (ICP) and will receive restricted stock which restrictions lapse in three years or in two years if certain performance goals are met. The number of restricted shares awarded are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled 119,972 shares in 1997. A total of 195,088 awards were outstanding under this and prior programs on December 31, 1997.

  In addition, all regularly-assigned salaried employees not eligible to participate in deferrals of ICP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned under the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three year period. During the years ended December 31, 1997, 1996 and 1995, 28,000, 29,000 and 39,000 shares, respectively, were purchased under this plan.

  Compensation expense is recorded under the BNSF Stock Incentive Plan in accordance with APB Opinion 25 and was not material in 1997, 1996 or 1995.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 37

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

19. COMMON STOCK AND PREFERRED CAPITAL STOCK
COMMON STOCK

BNSF is authorized to issue 300,000,000 shares of common stock, $.01 Par Value. At December 31, 1997, there were 156,303,785 shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stockholders. Subject to the rights and preferences of any future issuance of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

PREFERRED STOCK, SERIES A, $.01 PAR VALUE, AUTHORIZED 25,000,000 SHARES

In 1992, BNI issued 6,900,000 shares of 6 1/4% Cumulative Convertible Preferred Stock, Series A, No Par Value. The convertible preferred stock was not redeemable prior to December 1995. In September 1995, the outstanding BNI shares were converted to 6,878,607 shares of BNSF 6 1/4% Cumulative Convertible Preferred Stock, Series A, $.01 par value. In October 1995, the Board of Directors voted to redeem BNSF's 6 1/4% Cumulative Convertible Preferred Stock, Series A, $.01 par value, effective December 26, 1995, at the redemption price of $52.1875 per share. The majority of the holders of this preferred stock elected to convert their shares into BNSF common stock as BNSF's common stock price was higher than the redemption price. As a result, the cash payment for shares redeemed was not significant.

CLASS A PREFERRED STOCK, $.01 PAR VALUE, AUTHORIZED 50,000,000 SHARES -- ZERO SHARES ISSUED

At December 31, 1997, BNSF had available for issuance 50,000,000 shares of Class A Preferred Stock, $.01 Par Value. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series.

20. SHARE REPURCHASE PROGRAM

On July 17, 1997, the Board of Directors of BNSF authorized the repurchase of up to 10 million shares of the Company's common stock from time to time in the open market. Repurchased shares will be available to satisfy future requirements of various stock-based employee compensation programs. Through February 6, 1998, 65,100 shares at a total cost of $84.98 per share have been repurchased under the program.

  In November 1997, the Company sold equity put options to an independent third party and received cash proceeds of approximately $1 million. These options entitle the holder to sell 500,000 shares of BNSF common stock to the Company on May 5, 1998 at a price of $88 per share. The option contract is for physical settlement; however, it permits a net-share or net-cash settlement method at the Company's election. If the market price is below the option price on May 5, 1998, it is possible that BNSF would purchase the 500,000 shares at a price of $88 per share resulting in cash outflows of $44 million. However, as noted above, BNSF can also elect to settle on a net-share or net-cash basis for the difference between the market price and option price on that date. The Company accounts for the effects of this transaction within stockholders' equity.



38 BURLINGTON NORTHERN SANTA FE CORPORATION


21. QUARTERLY FINANCIAL DATA -- UNAUDITED
(Dollars in millions, except per share data)            Fourth         Third          Second        First
------------------------------------------------------  --------       --------       -------       -------
1997
Revenues/(1)/                                           $  2,187       $  2,138       $ 2,064       $ 2,024
Operating income/(2)/                                        438            541           459           329
------------------------------------------------------  --------       --------       -------       -------
Net income/(2)/                                         $    217       $    283       $   235       $   150
------------------------------------------------------  --------       --------       -------       -------

Basic earnings per common share/(3)/                    $   1.40       $   1.82       $  1.53       $   .97
Diluted earnings per common share/(3)/                  $   1.38       $   1.80       $  1.50       $   .96
Dividends declared per common share                     $    .30       $    .30       $   .30       $   .30
Common stock price:
 High                                                   $100 3/8       $     98       $91 1/2       $89 1/2
 Low                                                     91 5/16        90 9/16        70 7/8            74

1996
Revenues/(1)/                                           $  2,080       $  2,032       $ 2,013       $ 2,016
------------------------------------------------------  --------       --------       -------       -------
Operating income                                             469            476           418           385
------------------------------------------------------  --------       --------       -------       -------
Net income                                              $    244       $    247       $   211       $   187
------------------------------------------------------  --------       --------       -------       -------

Basic earnings per common share/(3)/                    $   1.59       $   1.62       $  1.38       $  1.25
Diluted earnings per common share/(3)/                  $   1.57       $   1.59       $  1.36       $  1.22
Dividends declared per common share                     $    .30       $    .30       $   .30       $   .30
Common stock price:
 High                                                   $ 90 1/8       $ 86 3/4       $88 3/4       $87 1/8
 Low                                                      77 7/8         76 1/4        77 7/8        73 1/2
------------------------------------------------------  --------       --------       -------       -------

(1) Amounts do not agree to previously reported amounts due to certain reclassifications between revenues and expenses which were not significant.
(2) Fourth quarter 1997 results include a $90 million pre-tax charge ($57 million after tax) as discussed in Note 3.
(3) Earnings per share information has been restated to reflect adoption of SFAS No. 128.


                                     BURLINGTON NORTHERN SANTA FE CORPORATION 39