Form 10-K405, Exhibit 13
period 1999-12-31
BURLINGTON NORTHERN SANTA FE CORP
filed 2000-03-30
CIK 934612

                                                                    Exhibit 13.1

Consolidated Financial Highlights

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)

-------------------------------------------------------------------------------------------------------------------------------
December 31,                                            1999            1998            1997            1996            1995(3)
------------------------------------------           ----------       --------       ---------        --------        ---------
For The Year Ended:
  Revenues                                           $  9,100         $  8,941       $  8,370         $  8,109         $  6,099
  Operating income (1)                                  2,205            2,158          1,767            1,748              526
  Income before extraordinary item and cumulative
    effect of change in accounting method               1,137            1,155            885              889              198
  Accounting change/Extraordinary item (2)                  -                -              -                -             (106)
  Net income                                         $  1,137         $  1,155       $    885          $   889         $     92
  Earnings available for common stockholders         $  1,137         $  1,155       $    885          $   889         $     71
  Basic earnings per share:
    Before extraordinary item and change
     in accounting method                            $   2.46         $   2.45       $   1.91          $  1.95         $   0.57
    Accounting change/Extraordinary item (2)                -                -              -                -            (0.34)
    Basic earnings per share                         $   2.46         $   2.45       $   1.91          $  1.95         $   0.23
    Average shares (in millions)                        463.2            470.5          464.4            456.3            313.2
  Diluted earnings per share:
    Before extraordinary item and change
     in accounting method                            $   2.44         $   2.43       $   1.88          $  1.91         $   0.55
    Accounting change/Extraordinary item (2)                -                -              -                -            (0.33)
    Diluted earnings per share                       $   2.44         $   2.43       $   1.88          $  1.91         $   0.22
    Average shares (in millions)                        466.8            476.2          471.1            464.4            317.7
  Dividends declared per common share                $   0.48         $   0.44       $   0.40          $  0.40         $   0.40
------------------------------------------           ----------       --------       ---------        --------        ---------
At Year End:
  Total assets                                       $ 23,700         $ 22,646       $ 21,266          $19,693         $ 18,199
  Long-term debt and commercial paper,
   including current portion                            5,813            5,456          5,289            4,711            4,233
  Stockholders' equity                                  8,172            7,784          6,822            5,994            5,037
  Total debt to capital                                  41.6%            41.2%          43.7%            44.0%            45.7%
------------------------------------------           ----------       --------       ---------        --------        ---------
For The Year Ended:
  Capital expenditures                               $  1,788         $  2,147       $  2,182          $ 2,234         $    890
  Depreciation and amortization                           897              832            773              760              520
------------------------------------------           ----------       --------       ---------        --------        ---------

(1) 1997 and 1995 include $90 million ($57 million after-tax) and $735 million ($453 million after-tax), respectively, for special charges principally related to employee merger and separation costs.
(2) 1995 includes the cumulative effect of the change in accounting method for locomotive overhauls which decreased net income by $100 million. Additionally, 1995 includes an extraordinary loss on retirement of debt of $6 million.
(3) 1995 includes Burlington Northern Inc. results for the year ended December 31, 1995 and Santa Fe Pacific Corporation results from September 22, 1995 though December 31, 1995.

                                      Burlington Northern Santa Fe Corporation 1

Financial Contents

19     Management's Discussion and Analysis

29     Report of Management

29     Report of Independent Accountants

30     Consolidated Statement of Income

31     Consolidated Balance Sheet

32     Consolidated Statement of Cash Flows

33     Consolidated Statement of Changes in Stockholders' Equity

34     Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Revenue Table

The following table presents BNSF's revenue information by commodity for the years ended December 31, 1999, 1998 and 1997 and includes certain reclassifications of prior year information to conform to current year presentation.

                                      Revenues                       Cars/Units            Average Revenue Per Car/Unit
                            -----------------------------   -----------------------------   --------------------------
                             1999       1998        1997     1999        1998       1997     1999      1998      1997
                                    (IN MILLIONS)                 (IN THOUSANDS)
                            ------     ------      ------   ------      ------     ------   ------    ------    ------
Carload                     $2,553     $2,588      $2,482    1,773       1,801      1,739   $1,440    $1,437    $1,427
Intermodal                   2,518      2,437       2,243    3,203       3,086      2,811      786       790       798
Coal                         2,227      2,239       1,972    2,123       2,078      1,862    1,049     1,077     1,059
Agricultural Commodities     1,329      1,271       1,248      715         689        669    1,859     1,845     1,865
Automotive                     443        390         422      250         230        264    1,772     1,696     1,598
                            ------     ------      ------   ------      ------     ------   ------    ------    ------
Total Freight Revenues       9,070      8,925       8,367    8,064       7,884      7,345   $1,125    $1,132    $1,139
Other Revenues                  30         16           3   ------      ------     ------   ------    ------    ------
-------------------------   ------     ------      ------
Total Revenues              $9,100     $8,941      $8,370
=========================   ======     ======      ======

Management's Discussion and Analysis of Financial Condition and Results of Operations
Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively, BNSF or Company). The principal subsidiary of BNSF is The Burlington Northern and Santa Fe Railway Company (BNSF Railway). All earnings per share information is stated on a diluted basis. Results of Operations
Year Ended December 31, 1999 Compared With Year Ended December 31, 1998
Earnings per share increased to $2.44 per share for 1999 from $2.43 per share for 1998 although net income was slightly lower for 1999 at $1,137 million compared with 1998 net income of $1,155 million. The slight decrease in net income is primarily due to a 1998 gain of $67 million on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P., along with 1998 gains on real estate portfolio sales and higher interest expense in 1999 incurred on borrowings to fund the repurchase of 22 million shares of BNSF common stock, as compared to 5 million shares in 1998, and increased 1999 environmental expenses. These decreases in net income were partially offset by increased operating revenues in 1999 due to volume gains in most sectors.
Revenues
Total revenues for 1999 were $9,100 million or 2 percent higher compared with revenues of $8,941 million for 1998. The $159 million increase primarily reflects increases in the intermodal, agricultural commodities and automotive sectors, partially offset by lower carload and coal revenues. Average revenue per car/unit decreased slightly in 1999 to $1,125 from $1,132 in 1998. During 1999, BNSF's share of the Western United States rail traffic market, based on reporting to the Association of American Railroads (AAR), decreased 0.8 points to 43.5 percent. This decrease in market share was primarily due to Union Pacific Corporation (UP) regaining market share as a result of its recovery from operating difficulties experienced in the prior year.
  Carload revenues, which include revenues from the chemicals, forest products, metals, minerals and machinery, perishable and dry boxcar sectors, of $2,553 million for 1999 were $35 million or 1 percent lower than 1998 due to decreases in the chemicals, minerals and machinery, and metals sectors, partially offset by increased forest product revenues. The decreases were a result of weaknesses in the chemicals sector due to soft fertilizer markets, weaknesses in the metals sector due to increased steel imports, and a decrease in dedicated train movements of heavy machinery. These decreases were partially offset by increased inland shipments of forest products.

                                        Burlington Northern Santa Fe Corporation

  Intermodal revenues of $2,518 million improved $81 million or 3 percent compared with 1998 reflecting increases in the direct marketing, international and truckload sectors, partially offset by decreases in the intermodal marketing companies (IMC) sector. Direct marketing revenues benefited from year over year growth of units shipped for UPS and Roadway. International revenues were up due to market share gains and new business with Sealand, NYK, Maersk and K-Line. Truckload revenues were driven primarily by year over year growth in J.B. Hunt, Swift and Triple Crown loadings. These revenue increases were partially offset by decreases in the IMC sector due to UP pricing pressures, an overall softening in the IMC market, and increased trucking capacity.
  Coal revenues of $2,227 million for 1999 decreased $12 million or less than 1 percent, as a result of a decrease in average revenue per car due to a decline in coal shipping rates on contracts renewed beginning in late 1998 at the lower 1998 and 1999 market based rates. Operating difficulties early in the year at the Powder River Basin mines and a decrease in the demand for coal due to milder weather for most of the year also contributed to the year over year decrease.
  Agricultural commodities revenues of $1,329 million for 1999 were $58 million or 5 percent higher than 1998 due primarily to increased demand for soybean exports and corn from the Midwest that moved to the Pacific Northwest for export. The increase in soybean revenue was fueled by favorable pricing and an increased supply of soybeans that was sufficient to meet the higher demand. Increases in volume were slightly offset by lower wheat revenue per car and fewer soybean oil shipments in 1999 compared to 1998.
  Automotive revenues of $443 million for 1999 were $53 million or 14 percent higher than 1998 reflecting growth in vehicle shipments due to both a record year of new vehicle production coupled with an increase in revenue per unit as a result of a favorable change in the mix of vehicles transported.
Expenses
Total operating expenses for 1999 were $6,895 million, an increase of $112 million or 2 percent, compared with operating expenses for 1998 of $6,783 million.
  Compensation and benefits expenses of $2,772 million were $40 million or 1 percent lower than 1998 primarily due to lower employment levels due in part to the second quarter 1999 reorganization, as discussed in Other Matters: Employee Merger and Separation Costs, partially offset by increased wage rates.
  Purchased services of $946 million for 1999 were $52 million or 6 percent higher than 1998 due primarily to increased contract equipment maintenance costs as well as ramping and other transportation service contracts.
  Equipment rents expenses of $752 million were $52 million or 6 percent lower than 1998 as a result of lower intermodal equipment costs due to a reduction in time and mileage, and trailer and container expenses. Lower agricultural leased car expense due to improved cycle times also contributed to the decrease.
  Fuel expenses of $700 million for 1999 were $21 million or 3 percent lower than 1998, as a result of a 3 cent or 6 percent decrease in the average all-in cost per gallon of diesel fuel, partially offset by a 3 percent volume driven increase in consumption from 1,155 million gallons to 1,187 million gallons. The average all-in cost per gallon of diesel fuel decreased year over year due to current year fuel hedge losses of 1 cent per gallon compared to 7 cents per gallon in the prior year, which were partially offset by a 3 cent increase in the average purchase price.
  Materials and other expenses of $834 million for 1999 were $114 million or 16 percent higher than 1998 principally reflecting higher environmental, personal injury and property and other tax expenses.
  As discussed in Other Matters: Employee Merger and Separation Costs, reorganization costs of $48 million were incurred during the second quarter of 1999 for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated salaried employees that were part of a reorganization program announced in May 1999 to reduce operating expenses. In addition, the Company also reversed during the second quarter certain merger severance liabilities of $54 million associated with the Company's clerical consolidation plan. These liabilities related to planned work-force reductions which were no longer needed due to the Company's ability to utilize a series of job swaps between certain locations to achieve the advantages of functional work consolidation.
  Interest expense for 1999 increased by $33 million to $387 million principally reflecting higher debt levels used to fund the share repurchase program. Total debt increased to $5,813 million at December 31, 1999, from $5,456 million at December 31, 1998.
  Other income (expense), net was unfavorable by $44 million compared to 1998 primarily due to the $67 million gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. in 1998 and gains of $26 million from the sale of a real estate portfolio in 1998. This was partially offset by the recognition in 1999 of a $50 million deferred gain in connection with the sale of rail lines in Southern California in 1992 and 1993. Year Ended December 31, 1998 Compared With Year Ended December 31, 1997
BNSF recorded net income for 1998 of $1,155 million ($2.43 per share), compared with net income of $885million ($1.88 per share) for 1997 principally reflecting increased revenues in intermodal, coal and other sectors. More moderate winter weather in the first quarter of 1998 relative to 1997, gains on 1998 real estate portfolio sales and a 1998 $67 million gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. also contributed to the improvement. Additionally, 1997 included a $90 million pre-tax special charge ($57 million after-tax or $0.12 per share) principally related to the consolidation of clerical functions (see Other Matters: Employee Merger and Separation Costs).

Burlington Northern Santa Fe Corporation

Revenues
Total revenues for 1998 were $8,941 million or 7 percent higher compared with revenues of $8,370 million for 1997. The $571 million increase primarily reflects increases in the carload, intermodal, coal and agricultural commodities sectors partially offset by lower automotive revenues. Average revenue per car/unit decreased slightly in 1998 to $1,132 from $1,139 in 1997. During 1998, BNSF's share of the Western United States (U.S.) rail traffic market, based on reporting to the AAR, increased 2.9 points to 44.3 percent. This gain was primarily the result of the trackage rights gained from UP and operating problems experienced by UP associated with consolidating operations.
  Carload revenues of $2,588 for 1998 were $106 million or 4 percent higher than 1997 due to increases in the chemicals, forest products, minerals and machinery, and metals sectors, partially offset by a decrease in dry boxcar revenues. Chemicals revenues increased due to strength in industrial chemicals, petroleum products and plastics. Forest products revenues increased due to printing paper and pulpboard volume gains, increased Canadian newsprint imports, and increased lumber volumes due to higher levels of construction activity. Minerals and machinery revenues increased primarily due to volume increases in cement and specialty minerals and increased heavy machinery traffic. Metals revenues increased due to strength in aluminum and non-ferrous materials as well as volume increases in steel products.
  Intermodal revenues of $2,437 million improved $194 million or 9 percent compared with 1998 reflecting increases in the direct marketing, international and truckload sectors. Direct marketing revenues benefited from increased units shipped for UPS, less than truckload customers and the United States Postal Service. International revenues were up due to volume increases associated with market share gains and new business established with Sealand, NYK, Maersk and K-Line. Truckload revenues increased due to volume growth from J.B. Hunt and Schneider.
  Coal revenues of $2,239 million for 1998 increased $267 million or 14 percent primarily due to strong demand, volume increases associated with market share gains, and favorable operating conditions as a result of a more moderate winter in 1998.
  Agricultural commodities revenues of $1,271 million for 1998 were $23 million or 2 percent higher than 1997 primarily due to increased corn syrup loadings and the recovery of sugar traffic which was hampered in 1997 due to poor weather conditions. This increase was partially offset by poor Pacific Northwest corn and soybeans exports as well as a record breaking year in 1997 of barley exports.
  Automotive revenues of $390 million for 1998 were $32 million or 8 percent lower than 1997 reflecting decreases in volumes due to the loss of Ford's southwestern United States business and the impact of the General Motors strike, partially offset by strong Honda loadings.
Expenses
Total operating expenses for 1998 were $6,783 million, an increase of $180 million or 3 percent, compared with operating expenses for 1997 of $6,603 million. 1997 included a $90 million ($57 million after-tax) special charge principally related to the consolidation of clerical functions.
  Compensation and benefits expenses of $2,812 million were $137 million or 5 percent higher than 1997. Wages were higher due to volume related increases primarily in train crew costs, 1998 wage increases to both salaried and union employees, and increased incentive compensation expense. These increases were partially offset by lower labor costs associated with repairs to track and equipment as 1997 was unusually high because of severe winter weather.
  Purchased services of $894 million for 1998 were $71 million or 9 percent higher than 1997 due principally to higher joint facility costs from increased operations over trackage rights obtained from UP, increased equipment maintenance costs, and higher ramping costs related to increased intermodal volumes.
  Equipment rents expenses of $804 million were $16 million or 2 percent lower than 1997. Improved equipment utilization and lower equipment related performance penalties for grain were partially offset by volume driven increases for leased coal cars and locomotives.
  Fuel expenses of $721 million for 1998 were $26 million or 3 percent lower than 1997, as a result of a 6 cent or 9 percent decrease in the average all-in cost per gallon of diesel fuel, partially offset by a 6 percent volume driven increase in consumption from 1,092 million gallons to 1,155 million gallons. The decrease in average all-in cost per gallon of diesel fuel includes a 13 cent decrease in the average purchase price, partially offset by current year losses related to BNSF's fuel hedging program. Gross ton-miles per gallon of fuel increased 4 percent reflecting the continuing favorable operating trend resulting from new, fuel efficient locomotives and more fuel efficient operating practices.
  Materials and other expenses of $720 million for 1998 were $45 million or 7 percent higher than 1997 principally due to lower credits from joint facility billings due to lower UP traffic levels on BNSF facilities. Additionally, other expenses in 1997 included more income from the sale of easements and tax incentives from the State of Nebraska related to investment and employment levels in the state.
  Interest expense for 1998 increased by $10 million to $354 million reflecting higher debt levels which increased to $5,456 million at December 31, 1998 from $5,289 million at December 31, 1997, partially offset by lower interest rates.
  Other income (expense), net was favorable $64 million compared to 1997 primarily due to the $67 million gain on the sale of substantially all of the Company's interest in Santa Fe Pacific Pipeline Partners, L.P. Additionally, lower equity in earnings of the pipeline partnership due to the first quarter 1998 sale of this investment was offset by gains of $26 million on real estate portfolio sales.


                                        Burlington Northern Santa Fe Corporation

Liquidity and Capital Resources
Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, or leasing of assets.
  During 1999, BNSF generated free cash flow after dividends paid (cash flow from operating activities less capital expenditures and other investing activities and dividends paid) for the first time since the 1995 merger. Free cash flow after dividends paid was $260 million in 1999, an improvement of $657 from the free cash flow deficit of $397 million in 1998. This increase was due primarily to reduced capital spending and increased cash flow from operating activities.
Operating Activities
Net cash provided by operating activities was $2,424 million during 1999 compared with $2,218 million during 1998. The increase in cash from operations was primarily due to an increase in cash provided by changes in working capital, principally accounts receivable, and a decrease in cash used for other net-operating activities primarily due to lower tax and personal injury payments. Investing Activities
Net cash used for investing activities during 1999 was $1,940 million, principally comprised of $1,788 million in capital expenditures.
 A breakdown of cash capital expenditures is set forth in the following table (in millions):
Year ended December 31,              1999    1998    1997
----------------------------        ------  ------  ------
Maintenance of way                  $  861  $  897  $  958
Mechanical                             240     243     198
Information services                    74      76      38
Other                                  114     104      83
----------------------------        ------  ------  ------
Total maintenance of business        1,289   1,320   1,277
New locomotives and freight cars       261     340     374
Terminal and line expansion            233     487     428
Other projects                           5       -     103
============================        ======  ======  ======
Total                               $1,788  $2,147  $2,182
============================        ======  ======  ======
BNSF reduced 1999 cash capital expenditures compared to 1998 by approximately $359 million to $1,788 million. Maintenance of way expenditures for 1999 decreased primarily due to the installation of fewer concrete ties. Cash used for new locomotives was lower in 1999 reflecting a decrease in the number of locomotives purchased. Terminal and line expansion projects principally reflect double and triple tracking of main line track and capacity expansion of terminals. Terminal and line expansion expenditures for 1999 decreased due to fewer line expansion projects in 1999 compared to 1998.
  BNSF has entered into commitments to acquire 196 and 50 locomotives in 2000 and 2001, respectively. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors.
Financing Activities
Net cash used for financing activities during 1999 was $487 million, primarily related to share repurchases of $688 million and dividend payments of $224 million partially offset by net debt borrowings of $363 million and proceeds from stock options exercised of $121 million.
  In February 1999, the Company filed a new shelf registration statement that became effective in March 1999 for the issuance of debt securities, including medium-term notes, which may be issued in one or more series at an aggregate offering price not to exceed $750 million. Additionally, in February 1999, prior to the effective date of the new shelf registration, the Company amended its March 1998 shelf registration to combine it with the February 1999 shelf registration. Subsequently, the Company had $1.1 billion of borrowing capacity available under its shelf registration statement.
  In March 1999, BNSF issued $200 million of 6.1 percent notes due March 2009 and $200 million of 6.8 percent debentures due March 2029 under the February 1999 shelf registration statement. The net proceeds were used for general corporate purposes including the repayment of commercial paper. At the time of issuing the $200 million of 6.1 percent notes discussed above, the Company closed out a $100 million treasury lock transaction at a gain of approximately $8 million which has been deferred and is being amortized to interest expense over the 10-year life of the notes.
  In April 1999, the holder of a call option on $200 million of the Company's puttable reset debentures due 2029 exercised the call option. As a result, on May 13, 1999, the holder repurchased the debentures which were subsequently resold to investors. The interest rate on the debentures was reset to a fixed interest rate of 7.1 percent. The Company did not receive any proceeds from the resale of these debentures; however, the resale of these debentures, along with the $400 million of debt securities issued in March, reduced the amount available for borrowing under the Company's February 1999 shelf registration statement to $500 million.
  During 1999, BNSF Railway entered into equipment obligations totaling $212 million payable from 2000 to 2016 with interest rates ranging from 5.4 percent to 7.0 percent and $60 million of capital lease obligations payable from 2000 to 2016. The capital lease and $137 million of equipment obligations relate to financing transactions involving German investors. In order to comply with the terms of the capital lease and the associated foreign regulations, BNSF Railway simultaneously deposited $60 million with a German bank and pledged this amount as an irrevocable security deposit to be used to pay the capital lease obligations. The capital lease obligation is classified as Long-Term Debt and the security deposit is classified as an Other Asset in the consolidated balance sheet.
  Aggregate long-term debt scheduled to mature in 2000 is $158 million, excluding $100 million of 6.1 percent notes due 2027 for which BNSF received notice from the holders that they will exercise a put option on the notes in February 2000. BNSF's ratio of total debt to total capital was 41.6 per-

Burlington Northern Santa Fe Corporation cent at the end of 1999, 41.2 percent at the end of 1998, and 43.7 percent at the end of 1997.
Credit Agreements
BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements which were renewed and extended effective June 28, 1999, allow borrowings of up to $750 million on a short-term basis and $750 million on a long-term basis. Annual facility fees are currently
0.10 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders under the short-term agreement are scheduled to expire in June 2000. The commitments of the lenders under the long-term agreement are scheduled to expire in June 2004.
  At December 31, 1999, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $477 million, leaving a total remaining capacity of $1,023 million available under the revolving credit agreements. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements and at December 31, 1999, the Company was in compliance.
Common Stock Repurchase Program
In July 1997, the Board of Directors of BNSF authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December 1999, the Board of Directors extended the repurchase program by approving an additional 30 million shares. During 1999 and 1998, the Company repurchased approximately 22 million and 5 million shares, respectively, of its common stock at an average price of $31.08 per share and $30.75 per share, respectively. There were no repurchases under this program in 1997. Total repurchases through February 4, 2000, were approximately 33 million shares at a total average cost of $29.86 per share, leaving 27 million shares available for repurchase under the authorization.
  In connection with its share repurchase program, during 1998, BNSF sold equity put options for 3 million shares of the Company's common stock to an independent third party and received cash proceeds of $2.2 million. These options expired unexercised. In April 1999, BNSF sold equity put options for 100 thousand shares of common stock to an independent third party and received cash proceeds of $135 thousand. The third party exercised the options on October 12, 1999, which resulted in the Company purchasing 100 thousand shares of its common stock at $29 per share.
  An equity put option is a financial instrument whereby BNSF receives an upfront cash premium for granting another party the option to sell a defined number of BNSF shares to the Company at a fixed price on a specified future date. The Company considers the sale of equity put options as a method to acquire its common stock at a share price consistent with its share repurchase strategy and potentially reduce the all-in cost of the program. The Company's risk is that it may be required to purchase shares at a specified price that is higher than the common stock price at the exercise date of the equity put option. The Company has the ability to settle its equity put option transactions on a net share or net cash basis and accounts for the effects of these transactions within stockholders' equity. The number of shares subject to outstanding put options sold by the Company cannot exceed the amount of remaining shares the Board of Directors has authorized for repurchase. As of February 4, 2000 there were no equity put options outstanding.
Common Stock Split
On July 16, 1998, the Board of Directors approved a three-for-one common stock split which was effected in the form of a stock dividend of two additional shares of BNSF common stock payable for each share outstanding or held in treasury on September 1, 1998, to stockholders of record on August 17, 1998. All equity-based benefit plans reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data were restated to reflect the stock split.
Dividends
Common stock dividends declared were $0.48, $0.44 and $0.40 per share annually for 1999, 1998 and 1997, respectively. Dividends paid on common stock were $224 million, $197 million and $185 million during 1999, 1998 and 1997, respectively. On January 20, 2000, the Board of Directors declared a quarterly dividend of 12 cents per share upon its outstanding shares of common stock, $.01 par value, payable April 3, 2000, to stockholders of record on March 13, 2000.
  On July 16, 1998, the Board of Directors increased by 20 percent the amount of the regular quarterly dividend. The dividend increase was effective beginning with the 1998 third quarter dividend which was paid on October 1, 1998.
Other Matters
Proposed Combination With Canadian National Railway Company
On December 18, 1999, BNSF and Canadian National Railway Company (CN) entered into a Combination Agreement, as amended, providing for the combination of the two companies (the Combination). To comply with Canadian legal requirements that, among other things, prohibit any person and that person's associates from holding more than 15 percent of the voting rights in CN, while ensuring that the combination will be tax-efficient for each company's shareholders, the combined enterprise will consist of two public companies: North American Railways, Inc. (North American Railways) and CN. Upon completion of the combination, North American Railways will be the parent company of BNSF and will own all of the limited voting equity shares of CN. All shareholders will have voting interests in both North American Railways and CN and economic interests in the combined companies.

                                        Burlington Northern Santa Fe Corporation

  In the Combination, BNSF shareholders will receive one share of North American Railways common stock and one CN voting share for each BNSF share. Additionally, CN shareholders will receive, for each CN common share, 1.05 CN voting shares and either 1.05 shares of North American Railways common stock or 1.05 CN exchangeable shares. The CN exchangeable shares will be exchangeable at any time on a one-for-one basis for shares of North American Railways common stock. CN shareholders who elect to receive the CN exchangeable shares will also receive the right to vote on matters submitted to North American Railways shareholders in proportion to their economic interest in the combined companies. Dividends paid on the North American Railways common stock and the CN exchangeable shares will be equivalent. Any shares of BNSF common stock owned by BNSF or any of its subsidiaries as treasury stock will be automatically canceled and cease to exist.
  Each share of North American Railways common stock will be "stapled" to a CN voting share and will trade as a single security. Similarly, each CN exchangeable share will be "stapled" to a CN voting share and will trade as a single security. In addition, CN will issue to North American Railways limited voting equity shares carrying 10.1 percent of the voting rights in CN and 100 percent of CN's equity. The result of these arrangements will be that, at all times, each company will have the same public shareholder base with each public shareholder effectively having the same economic benefits and voting rights on a per security basis.
  The Combination is subject to, among other things, approval by the shareholders of both companies, as well as approvals by the Quebec Superior Court and the United States Surface Transportation Board (STB). North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares. The companies currently expect that all required regulatory approvals can be obtained and the transaction consummated by mid-2001. Shareholders of both CN and BNSF are expected to vote on the proposed Combination during the second quarter of 2000.
  Upon consummation, the Combination will be accounted for by North American Railways pursuant to the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." Under this method, North American Railways will prepare its financial statements reflecting the assets and liabilities of BNSF at their historical cost basis and the fair value of North American Railways' common stock issued or issuable to the CN shareholders will be allocated to the assets and liabilities of CN based on fair value. CN's results of operations will be included with North American Railways from the date the transaction is consummated. Based on the current agreement, the fair value of North American Railways' common stock will be based on a $25.63 per share fair value of BNSF common stock which was determined using the average of the closing daily BNSF common stock prices as reported by The Wall Street Journal for the two days preceding, the day of, and the two days following the December 20, 1999 announcement of the Combination.
  Under the Combination Agreement, as amended, BNSF is required to pay a cash termination fee of $450 million to CN if the Combination is terminated as a result of any of the following: i) another party has made a proposal for an alternative transaction and the Company's shareholders do not approve the Combination; ii) CN elects to terminate the Combination because BNSF's Board of Directors changed its previously favorable recommendation of the Combination to its shareholders or iii) BNSF breaches certain obligations not to solicit or respond to alternative transaction proposals. CN is obligated to pay a cash termination fee of $200 million to BNSF if the Combination is terminated as a result of actions similar to those above that are caused by CN.
  Pursuant to the Combination Agreement, as amended, CN and BNSF entered into reciprocal stock option agreements. Each company's option is exercisable by the other company under the same circumstances in which that party is entitled to receive the $450 million or $200 million termination fee, as applicable, referred to above. The option agreement allows BNSF and CN to purchase, in the case of BNSF, approximately 29 million CN common shares and, in the case of CN, approximately 65 million shares of BNSF common stock. The number of shares subject to the stock options will be adjusted in each case so that the number of shares issued will always be equal to, but not exceed, 12.5 percent of the outstanding common shares of the option issuer after giving effect to the issuance of shares under the option. The exercise price of the option is, in each case, the average of the closing price of the option issuer's common stock on the New York Stock Exchange on the five trading days preceding the date of notice of exercise multiplied by the number of shares to be issued.
  Additionally, BNSF is required to pay a cash termination fee of $300 million to CN if BNSF terminates the Combination because of conditions imposed by the STB that BNSF believes would significantly and adversely affect the benefits of the Combination, and CN is willing to complete the Combination despite these conditions. CN is obligated to pay a cash termination fee of $150 million to BNSF if it terminates the Combination as a result of STB conditions and BNSF is willing to complete the Combination.
Casualty and Environmental
Personal injury claims, including work-related injuries to employees, are a significant expense for the railroad industry. Employees of BNSF are compensated for work-related injuries according to the provisions of the Federal Employers' Liability Act (FELA). FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to significant increases in expense in past years. BNSF has implemented a number of safety programs to reduce the number of

Burlington Northern Santa Fe Corporation personal injuries as well as the associated claims and personal injury expense. BNSF made payments for personal injuries of approximately $179 million, $193 million, and $210 million in 1999, 1998 and 1997, respectively.
  As discussed in more detail in Note 11: Commitments and Contingencies, the Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site.
  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is being asked to participate in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $67 million, $64 million and $55 million during 1999, 1998 and 1997, respectively, for mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. During 1999, the Company experienced significant developments at certain existing sites primarily related to new information on the extent of contamination and other related developments that led the Company to increase its recorded liabilities for remediation and restoration of all known sites to approximately $232 million at December 31, 1999 from $185 million at December 31, 1998. BNSF anticipates that the majority of the accrued costs at December 31, 1999 will be paid over the next five years. No individual site is considered to be material.
  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.
Other Claims and Litigation
BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.
Employee Merger and Separation Costs
Current and long-term employee merger and separation liabilities totaling $356 million and $474 million are included in the consolidated balance sheet at December 31, 1999 and 1998, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions;
(ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs.
  Liabilities related to the consolidation of clerical functions (the Consolidation Plan) were $119 million and $211 million at December 31, 1999 and 1998, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999. Additionally, in 1999 the Company recorded a $54 million credit for the reversal of certain liabilities associated with the Consolidation Plan. These liabilities related to planned work-force reductions that are no longer required due to the Company's ability to utilize a series of job swaps between certain locations to achieve the advantages of functional work consolidation. This change in the Consolidation Plan was communicated to Company employees in May 1999. The remaining liability balance represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.
  Liabilities related to deferred benefits payable upon

                                        Burlington Northern Santa Fe Corporation
separation or retirement to certain active conductors, trainmen and locomotive engineers were $193 million and $207 million at December 31, 1999 and 1998, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.
  In the second quarter of 1999, the Company incurred $48 million of reorganization costs for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated non-union employees that were part of the program announced in May 1999 that sought to reduce operating expenses by eliminating approximately 400 non-union and 1,000 union positions through severances, normal attrition and the elimination of contractors. Components of the charge include approximately $29 million relating to severance costs for non-union employees, approximately $16 million for special termination benefits to be received under the Company's retirement and medical plans, and approximately $3 million of costs incurred for relocating approximately 60 non-union employees as a result of the reorganization. Substantially all of the planned reductions were made by September 30, 1999. No significant costs were incurred as a result of eliminating the 1,000 union positions. Total annual savings of compensation and benefits related to the May 1999 reorganization are expected to approximate $100 million.
  Liabilities principally related to certain remaining non-union employee severances resulting from the Merger and from the May 1999 reorganization were $44 million and $56 million at December 31, 1999 and 1998, respectively. These costs will be paid over the next several years based on deferral elections made by the employee. Approximately 1,825 non-union employees received or are receiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger and the May 1999 reorganization program discussed above.
  During 1999, 1998 and 1997, BNSF made employee merger and separation payments of $93 million, $77 million and $116 million, respectively. At December 31, 1999, $54 million of the remaining liabilities are included within current liabilities for anticipated costs to be paid in 2000.
  In the fourth quarter of 1997, the Company recorded a $90 million pre-tax Merger-related special charge. Approximately $65 million of the charge related to additional costs of the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees.
Year 2000
Background
The Company established a committee of managers and employees, chaired by the Company's Chief Information Officer, to evaluate and manage the costs and risks associated with becoming Year 2000 compliant. Because many existing computer programs and microprocessors recognize only the last two digits of years (and not the century designation), they had the possibility of being unable to accurately recognize and process dates beyond December 31, 1999, and consequently fail. The Company began assessing Year 2000 issues in September 1995 and devoted considerable efforts and energies to the inventory and assessment of its systems, systems remediation, certification testing, and contingency planning during 1998 and 1999. By the fourth quarter of 1999, the certification phases had been completed, and the Company earned a rating in the "very low risk" category from the Federal Railroad Administration sponsored Year 2000 readiness review of BNSF performed by CACI International Inc. Accordingly, the Company had a high degree of confidence in the readiness of its own systems and applications.
  The Company continued its vigilance with respect to Year 2000 issues during the December 31, 1999 - January 1, 2000 date change, and the rollover to the Year 2000 was completed as planned. During the Year 2000 rollover, train operations intentionally ceased for a short period of time to allow for testing of signal and other safety systems. Additionally, the Company performed testing of all other computer systems and applications. The testing and subsequent normal use of the systems and applications to date has uncovered no significant matters affecting the Company's safety, train operations, or financial performance.
COSTS
As a result of its merger-related systems integration completed in 1997, BNSF achieved substantial Year 2000 compliance on its core mainframe systems. Additionally, spending on Year 2000 activities approximated $16 million through December 31, 1999, which is consistent with the estimate of total costs of achieving Year 2000 compliance for the Company. No significant additional spending is anticipated.
YEAR 2000 RISKS AND CONTINGENCY PLANS
To date, Year 2000 has not had a materially adverse effect on the Company's results of operations, liquidity or financial position. Additionally, management believes the risk of any significant Year 2000 problems related to BNSF's internal information systems and technology infrastructure that could have a materially adverse effect on the Company is unlikely. Further, BNSF is not aware of any significant Year 2000 problems with respect to its suppliers, key transportation partners or customers which would adversely affect the operations, liquidity or financial position of the Company. However, there can be no assurance that all potential internal or external problems related to Year 2000 have been identified. Where appropriate, BNSF has developed disaster recovery and contingency plans should currently unidentified Year 2000 problems arise.
Hedging Activities
FUEL
Fuel expense historically approximates 10 percent of total operating expenses. Due to the significance of diesel fuel expense to the operations of BNSF and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel

Burlington Northern Santa Fe Corporation purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Company hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel hedging program includes the use of commodity swap transactions that are accounted for as hedges. Any gains or losses associated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel expense in the period in which the fuel is purchased and used. Based on 1999 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.
  As of February 4, 2000, BNSF had entered into fuel swaps for approximately 869 million gallons at an average price of approximately 50 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. Currently, these fuel swaps cover approximately 41 percent, 23 percent, and 8 percent of estimated annual and quarterly fuel purchases for 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel swap transactions were approximately $37 million as of December 31, 1999, of which $33 million relates to swap transactions that will expire in 2000. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.
INTEREST RATE
From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 4, 2000, BNSF had no interest rate swap instruments in place. Swaps totaling $125 million used to fix the interest rate on commercial paper debt expired in December 1999. While the swaps were outstanding, BNSF recognized, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements.
  In anticipation of future debt issuances, BNSF has entered into treasury lock transactions totaling $400 million, of which $200 million is based on the 10-year U.S. Treasury rates and $200 million is based on the 30-year U.S. Treasury rates. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.6 percent and 5.0 percent, respectively, and expire in June 2000 and June 2001. These rates do not include a credit spread which would be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expiration. Unrecognized gains on the treasury lock transactions were approximately $62 million as of December 31, 1999. BNSF monitors its treasury lock positions and the credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.
  In 1999, at the time of issuing $200 million of debt, the Company closed out $100 million of treasury lock transactions at a gain of $8 million. During 1998, at the time of issuing $400 million of debt, the Company closed out $400 million of treasury lock transactions at a loss of approximately $18 million. In each case, the gain or loss has been deferred and is being amortized to interest expense over the life of the debt.
Labor
Labor unions represent approximately 88 percent of BNSF Railway's employees under collective bargaining agreements with 13 different labor organizations. The negotiating process for new, major collective bargaining agreements covering all of BNSF Railway's union employees has begun. As during the previous round five years ago, wages, health and welfare benefits, work rules, and other issues are being addressed through industry-wide negotiations. These negotiations have traditionally taken place over a number of months and have previously not resulted in any extended work stoppages. The major collective bargaining agreements reached in 1995 and 1996 as a result of industry-wide labor contract negotiations remained in effect on December 31, 1999 and will continue in effect until new agreements are reached or the Railway Labor Act's procedures are exhausted. The current agreements provide for periodic wage increases until new agreements are reached.
Inflation
Due to the capital intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.
Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." BNSF will be required to adopt FAS 133 beginning January 1, 2001. While earlier adoption is permitted, the Company does not currently believe it is likely to adopt the Statement before the effective date. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair value hedge transactions in which the Company is hedging changes in the fair value of an asset, liability or an unrecognized firm commitment, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash flow

                                        Burlington Northern Santa Fe Corporation
hedge transactions in which the Company is hedging the variability of cash flows related to a variable rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income to the extent it offsets changes in the cash flows related to the variable rate asset, liability or forecasted transaction, with the difference reported in current period earnings. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified in earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current-period earnings.
  Based on interest rate and fuel hedging instruments outstanding at December 31, 1999 and previously deferred losses from past interest rate hedging transactions, all of which are cash flow hedge transactions, the Company currently estimates that the impact of SFAS No. 133 would result in a net-of-tax cumulative-effect benefit to accumulated other comprehensive deficit of approximately $42 million if adopted December 31, 1999. The Company is presently evaluating the impact SFAS No. 133 will have on its ongoing results of operations.
Forward Looking Information
The discussion concerning the proposed Combination with CN in this annual report contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. The use of words such as "expect," "believe," "anticipate," and other similar expressions, as they relate to the Company, the Company's management, or the proposed Combination, identify forward-looking statements. Such statements regarding efficiencies, cost savings, revenue and service enhancements, market share potential, as well as timing for the completion of the Combination reflect the current views of the Company with respect to future events and are based on information currently available. Should one or more of the risk factors discussed below materialize, or should underlying assumptions or estimates prove incorrect, then actual results may differ materially from those described herein.
  The Year 2000 discussion above contains forward-looking statements, including those concerning the Company's cost estimates and assessments of BNSF's and third parties' ultimate Year 2000 impact. Specific risk factors related to these forward-looking statements include, but are not limited to, the following: emergence of unforeseen software or hardware problems, including where applications interact with each other in ways not yet discovered, which could delay or hinder commercial transactions or other operations; the emergence, in whole or in part, of unforeseen issues concerning other railroads or AAR-supported systems thought to not be experiencing Year 2000 problems; business interruption due to delays in obtaining supplies, parts, or equipment from key vendors or suppliers not yet discovered to be affected by Year 2000 problems. Accordingly, these risks and uncertainties could cause actual results to differ materially from those projected in the forward-looking statements.
  To the extent that all other statements made by the Company relate to the Company's future economic performance or business outlook, predictions or expectations of financial or operational results, or refer to matters which are not historical facts, such statements are "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially. Factors that could cause actual results to differ materially include, but are not limited to, economic and industry conditions: material adverse changes in economic or industry conditions, customer demand, effects of adverse economic conditions affecting shippers, adverse economic conditions in the industries and geographic areas that produce and consume freight, changes in fuel prices, and labor difficulties including strikes; legal and regulatory factors: change in laws and regulations and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigation; and operating factors: technical difficulties, changes in operating conditions and costs, competition and commodity concentrations as well as natural events such as severe weather, floods and earthquakes. The factors noted, individually or in combination could, among other things, limit demand and pricing, affect costs and the feasibility of certain operations, or affect traffic and pricing levels.

Burlington Northern Santa Fe Corporation

Report of Management
To the Shareholders of
Burlington Northern Santa Fe Corporation
The accompanying consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies were prepared by management, who are responsible for their integrity and objectivity. They were prepared in accordance with accounting principles generally accepted in the United States and properly include amounts that are based on management's best judgments and estimates. Other financial information included in this annual report is consistent with that in the consolidated financial statements.
  The Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Limitations exist in any system of internal accounting controls based upon the recognition that the cost of the system should not exceed the benefits derived. The Company believes its system of internal accounting controls, augmented by its internal auditing function, appropriately balances the cost/benefit relationship.
  Independent accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to express an opinion on the fairness of the consolidated financial statements.
  The Board of Directors pursues its responsibility for the Company's financial statements through its Audit Committee which is composed solely of directors who are not officers or employees of the Company. The Audit Committee meets regularly with the independent accountants, management and internal auditors. The independent accountants and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ ROBERT D. KREBS
Robert D. Krebs
Chairman and Chief Executive Officer

/s/ THOMAS N. HUND
Thomas N. Hund
Senior Vice President and Chief Financial Officer

/s/ DENNIS R. JOHNSON
Dennis R. Johnson
Vice President and Controller


Report of Independent Accounts
To the Shareholders of
Burlington Northern Santa Fe Corporation
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and subsidiary companies at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Fort Worth, Texas
February 4, 2000

                                        Burlington Northern Santa Fe Corporation

Consolidated Statement of Income
Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)
--------------------------------------------------------------------------------
Year ended December 31,                       1999      1998      1997
---------------------------------------      -----     -----     -----
Revenues                                   $ 9,100   $ 8,941   $ 8,370
                                             -----     -----     -----
Operating expenses:
Compensation and benefits                    2,772     2,812     2,675
Purchased services                             946       894       823
Depreciation and amortization                  897       832       773
Equipment rents                                752       804       820
Fuel                                           700       721       747
Materials and other                            834       720       675
Reorganization costs                            48         -         -
Merger related severance                       (54)        -        90
                                             -----     -----     -----
    Total operating expenses                 6,895     6,783     6,603
---------------------------------------      -----     -----     -----
Operating income                             2,205     2,158     1,767
Interest expense                               387       354       344
Other income (expense), net                      1        45       (19)
                                             -----     -----     -----
Income before income taxes                   1,819     1,849     1,404
Income tax expense                             682       694       519
                                             -----     -----     -----
Net income                                 $ 1,137   $ 1,155   $   885
=======================================      =====     =====     =====
Earnings per share:
   Basic                                   $  2.46   $  2.45   $  1.91
   Diluted                                 $  2.44   $  2.43   $  1.88
=======================================      =====     =====     =====
Average shares (in
 millions):
   Basic                                     463.2     470.5     464.4
   Dilutive effect of stock options            3.6       5.7       6.7
                                             -----     -----     -----
   Diluted                                   466.8     476.2     471.1
=======================================      =====     =====     =====

See accompanying notes to consolidated financial statements.

Burlington Northern Santa Fe Corporation

Consolidated Balance Sheet
Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions)
================================================================================
December 31,                                  1999      1998
-----------------------------------------   ------    ------
Assets
Current assets:
   Cash and cash equivalents               $    22   $    25
   Accounts receivable, net                    397       524
   Materials and supplies                      255       244
   Current portion of deferred income taxes    326       335
   Other current assets                         66        34
                                            ======    ======
    Total current assets                     1,066     1,162

Property and equipment, net                 21,681    20,662
Other assets                                   953       822
                                            ------    ------
      Total assets                         $23,700   $22,646
=========================================   ======    ======
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable and other current
    liabilities                            $ 1,917   $ 1,885
  Long-term debt due within one year           158       268
                                            ======    ======
    Total current liabilities                2,075     2,153

Long-term debt and commercial paper          5,655     5,188
Deferred income taxes                        6,097     5,662
Casualty and environmental liabilities         423       389
Employee merger and separation costs           302       409
Other liabilities                              976     1,061
                                            ------    ------
 Total liabilities                          15,528    14,862
=========================================   ======    ======
Commitments and contingencies (see Notes
 1, 8, 10 and 11)

Stockholders' equity:
   Common stock, $.01 par value, 600,000
     shares authorized; 484,572 shares and
     477,436 shares issued, respectively         5         5
   Additional paid-in capital                5,390     5,213
   Retained earnings                         3,726     2,811
   Treasury stock, at cost, 30,013 shares
    and 6,961 shares, respectively            (913)     (206)
   Unearned compensation                       (29)      (31)
  Accumulated other comprehensive deficit       (7)       (8)
                                            ------    ------
       Total stockholders' equity            8,172     7,784
                                            ------    ------
         Total liabilities
           and stockholders' equity        $23,700   $22,646
=========================================   ======    ======

See accompanying notes to consolidated financial statements.

                                        Burlington Northern Santa Fe Corporation

Consolidated Statement of Cash Flows
Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)
================================================================================
Year ended December 31,                       1999      1998      1997
-----------------------------------------    -----     -----     -----
Operating Activities
   Net income                              $ 1,137   $ 1,155   $   885
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
    Depreciation and amortization              897       832       773
    Deferred income taxes                      444       489       433
    Employee merger and separation
      costs paid                               (93)      (77)     (116)
    Other, net                                (112)     (243)     (131)
   Changes in current assets and
     liabilities:
    Accounts receivable:
     Sale of accounts receivable                 -        19       301
     Other changes                             127        20      (333)
    Materials and supplies                     (11)      (39)       17
    Other current assets                       (32)       (4)        4
    Accounts payable and other current
      liabilities                               67        66       (19)
                                             -----     -----     -----
     Net cash provided by operating
       activities                            2,424     2,218     1,814
-----------------------------------------    -----     -----     -----
Investing Activities
   Capital expenditures                     (1,788)   (2,147)   (2,182)
   Other, net                                 (152)     (271)     (147)
                                             -----     -----     -----
    Net cash used for investing activities  (1,940)   (2,418)   (2,329)
-----------------------------------------    -----     -----     -----
Financing Activities
   Net decrease in commercial paper and
     bank borrowings                           (23)     (242)     (235)
   Proceeds from issuance of long-term debt    679       794     1,002
   Payments on long-term debt                 (293)     (112)     (177)
   Dividends paid                             (224)     (197)     (185)
   Proceeds from stock options exercised       121       111       102
   Purchase of BNSF common stock              (688)     (153)        -
   Other, net                                  (59)       (7)       (8)
                                             -----     -----     -----
    Net cash provided by (used for)
      financing activities                    (487)      194       499
                                             -----     -----     -----
Decrease in cash and cash equivalents           (3)       (6)      (16)
Cash and cash equivalents:
   Beginning of year                            25        31        47
                                             -----     -----     -----
 End of year                                $   22    $   25    $   31
=========================================    =====     =====     =====
Supplemental Cash Flow Information
   Interest paid, net of amounts
     capitalized                            $  382    $  354    $  346
   Income taxes paid, net of refunds           142       220        32
=========================================    =====     =====     =====

See accompanying notes to consolidated financial statements.

                                        Burlington Northern Santa Fe Corporation

Consolidated Statement of Changes in Stockholders' Equity
Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)

-----------------------------------------------------------------------------------------------------------------------------------
                                                        Common
                               Shares of               Stock and                                      Accumulated
                                Common      Shares of  Additional                                      Other Com-
                                 Stock      Treasury    Paid-in    Retained    Treasury     Unearned   prehensive
                                Issued       Stock      Capital    Earnings      Stock    Compensation  Deficit      Total
----------------------------    -------     -------     -------     -------     -------     -------     -------     -------
Balance at December 31, 1996    462,594        (588)    $ 4,878     $ 1,165     $   (17)    $   (28)    $    (4)    $ 5,994
Comprehensive income:
   Net income                                                           885                                             885
   Minimum pension
     liability adjustment
     (net of tax benefit of $2)                                                                              (3)         (3)
                                                                                                                    -------
   Total comprehensive income                                                                                           882
                                                                                                                    -------
Common stock dividends,
   $0.40 per share                                                     (187)                                           (187)
Adjustments associated with
   unearned compensation,
   restricted stock                 366        (117)         11                                  (3)                      8
Exercise of stock options
 and related tax benefit          7,197        (624)        140                     (19)                                121
Other                                83                       4                                                           4
----------------------------    -------     -------     -------     -------     -------     -------     -------     -------
Balance at December 31, 1997    470,240      (1,329)      5,033       1,863         (36)        (31)         (7)      6,822
Comprehensive income:
   Net income                                                         1,155                                           1,155
   Minimum pension
     liability adjustment
     (net of tax benefit
     of  $0.5)                                                                                               (1)         (1)
                                                                                                                    -------
 Total comprehensive income                                                                                           1,154
                                                                                                                    -------
Common stock dividends,
   $0.44 per share                                                     (207)                                           (207)
Adjustments associated with
   unearned compensation,
   restricted stock                 527        (132)         15                                   2                      17
Exercise of stock options
 and related tax benefit          6,669        (537)        167                     (17)                                150
Purchase of BNSF common stock                (4,963)                               (153)                               (153)
Other                                                         3                                  (2)                      1
----------------------------    -------     -------     -------     -------     -------     -------     -------     -------
Balance at December 31, 1998    477,436      (6,961)      5,218       2,811        (206)        (31)         (8)      7,784
Comprehensive income:
   Net income                                                         1,137                                           1,137
 Minimum pension liability
   adjustment (net of tax
   benefit of $0.5)                                                                                           1           1
                                                                                                                    -------
 Total comprehensive income                                                                                           1,138
                                                                                                                    -------
Common stock dividends,
   $0.48 per share                                                     (222)                                           (222)
Adjustments associated with
   unearned compensation,
   restricted stock                 811        (332)         14                                   2                      16
Exercise of stock options
 and related tax benefit          6,325        (600)        163                     (19)                                144
Purchase of BNSF common stock               (22,120)                               (688)                               (688)
----------------------------    -------     -------     -------     -------     -------     -------     -------     -------
Balance at December 31, 1999    484,572     (30,013)    $ 5,395     $ 3,726     $  (913)    $   (29)    $    (7)    $ 8,172
============================    =======     =======     =======     =======     =======     =======     =======     =======

See accompanying notes to consolidated financial statements.

                                        Burlington Northern Santa Fe Corporation

Notes to Consolidated Financial Statements Burlington Northern Santa Fe Corporation and Subsidiaries

1    The Company

Burlington Northern Santa Fe Corporation including its majority-owned subsidiaries (collectively, BNSF or Company) is engaged primarily in railroad transportation through its principal subsidiary, The Burlington Northern and Santa Fe Railway Company (BNSF Railway), which operates one of the largest railroad networks in North America with 33,500 route miles covering 28 states and two Canadian provinces. Through one operating transportation services segment, BNSF Railway transports a wide range of products and commodities including the transportation of containers and trailers (intermodal), coal and agricultural commodities which constituted 28 percent, 24 percent and 15 percent, respectively, of total revenues for the year ended December 31, 1999. Other significant aspects of BNSF's business include the transportation of chemicals, forest products, consumer goods, metals, minerals, automobiles and automobile parts. Revenues derived from other sources are not significant.

Proposed Combination With Canadian National Railway Company

On December 18, 1999, BNSF and Canadian National Railway Company (CN) entered into a Combination Agreement, as amended, providing for the combination of the two companies (the Combination). To comply with Canadian legal requirements that, among other things, prohibit any person and that person's associates from holding more than 15 percent of the voting rights in CN, while ensuring that the combination will be tax-efficient for each company's shareholders, the combined enterprise will consist of two public companies: North American Railways, Inc. (North American Railways) and CN. Upon completion of the combination, North American Railways will be the parent company of BNSF and will own all of the limited voting equity shares of CN. All shareholders will have voting interests in both North American Railways and CN and economic interests in the combined companies.

     In the Combination, BNSF shareholders will receive one share of North American Railways common stock and one CN voting share for each BNSF share. Additionally, CN shareholders will receive, for each CN common share, 1.05 CN voting shares and either 1.05 shares of North American Railways common stock or
1.05 CN exchangeable shares. The CN exchangeable shares will be exchangeable at any time on a one-for-one basis for shares of North American Railways common stock. CN shareholders who elect to receive the CN exchangeable shares will also receive the right to vote on matters submitted to North American Railways shareholders in proportion to their economic interest in the combined companies. Dividends paid on the North American Railways common stock and the CN exchangeable shares will be equivalent. Any shares of BNSF common stock owned by BNSF or any of its subsidiaries as treasury stock will be automatically canceled and cease to exist.

     Each share of North American Railways common stock will be "stapled" to a CN voting share and will trade as a single security. Similarly, each CN exchangeable share will be "stapled" to a CN voting share and will trade as a single security. In addition, CN will issue to North American Railways limited voting equity shares carrying 10.1 percent of the voting rights in CN and 100 percent of CN's equity. The result of these arrangements will be that, at all times, each company will have the same public shareholder base with each public shareholder effectively having the same economic benefits and voting rights on a per security basis.

     The Combination is subject to, among other things, approval by the shareholders of both companies, as well as approvals by the Quebec Superior Court and the United States Surface Transportation Board (STB). North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares. The companies currently expect that all required regulatory approvals can be obtained and the transaction consummated by mid-2001. Shareholders of both CN and BNSF are expected to vote on the proposed Combination during the second quarter of 2000.

     Upon consummation, the Combination will be accounted for by North American Railways pursuant to the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." Under this method, North American Railways will prepare its financial statements reflecting the assets and liabilities of BNSF at their historical cost basis and the fair value of North American Railways common stock issued or issuable to the CN shareholders will be allocated to the assets and liabilities of CN based on fair value. CN's results of operations will be included with North American Railways from the date the transaction is consummated. Based on the current agreement, the fair value of North American Railways common stock will be based on a $25.63 per share fair value of BNSF common stock which was determined using the average of the closing daily BNSF common stock prices as reported by The Wall Street Journal for the two days preceding, the day of, and the two days following the December 20, 1999 announcement of the Combination.

     Under the terms of the Combination Agreement, as amended, BNSF is required to pay a cash termination fee of $450 million to CN if the Combination is terminated as a result of any of the following: i) another party has made a proposal for an alternative transaction and the Company's shareholders do not approve the Combination; ii) CN elects to terminate the Combination because BNSF's Board of Directors changed its previously favorable recommendation of the Combination to its shareholders or iii) BNSF breaches certain obligations not to solicit or respond to alternative transaction proposals. CN is obligated to pay a cash termination fee of $200 million to BNSF if the Combination is terminated as a


34 Burlington Northern Santa Fe Corporation result of actions similar to those above that are caused by CN.

     Pursuant to the Combination Agreement, as amended, CN and BNSF entered into reciprocal stock option agreements. Each company's option is exercisable by the other company under the same circumstances in which that party is entitled to receive the $450 million or $200 million termination fee, as applicable, referred to above. The option agreement allows BNSF and CN to purchase, in the case of BNSF, approximately 29 million CN common shares and, in the case of CN, approximately 65 million shares of BNSF common stock. The number of shares subject to the stock options will be adjusted in each case so that the number of shares issued will always be equal to, but not exceed, 12.5 percent of the outstanding common shares of the option issuer after giving effect to the issuance of shares under the option. The exercise price of the option is, in each case, the average of the closing price of the option issuer's common stock on the New York Stock Exchange on the five trading days preceding the date of notice of exercise multiplied by the number of shares to be issued.

     Additionally, BNSF is required to pay a cash termination fee of $300 million to CN if BNSF terminates the Combination because of conditions imposed by the STB that the Company believes would significantly and adversely affect the benefits of the Combination, and CN is willing to complete the Combination despite these conditions. CN is obligated to pay a cash termination fee of $150 million to BNSF if it terminates the Combination as a result of STB conditions and BNSF is willing to complete the Combination.

2    Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries, including its principal subsidiary BNSF Railway, all of which are separate legal entities. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

Reclassfications

Certain comparative prior year amounts in the consolidated financial statements and accompanying notes have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents

All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value because of the short maturity of these instruments.

Materials and Supplies

Materials and supplies, which consist mainly of rail, ties and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at the lower of average cost or market.

Property and Equipment

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of depreciable railroad property, cost less net salvage value is charged to accumulated depreciation and no gain or loss is recognized. Significant premature retirements and the disposal of land and non-rail property are recorded as gains or losses at the time of their occurrence. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost.

     The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.

Revenue Recognition

Transportation revenues are recognized based upon the proportion of service provided as of the balance sheet date.

3    Other Income (Expense), Net

Other income (expense), net includes the following (in millions):


Year ended December 31,                        1999    1998    1997
-------------------------------------------   -----   -----   -----
Deferred gain on prior period line sale       $  50   $   -   $   -
Gain on property dispositions                    26      48      14
Gain on sale of Pipeline Partnership              -      67       -
Equity in earnings of Pipeline Partnership        -       4      30
Accounts receivable sale fees                   (33)    (34)    (27)
Miscellaneous, net                              (42)    (40)    (36)
-------------------------------------------   -----   -----   -----
 Total                                        $   1   $  45   $ (19)
===========================================   =====   =====   =====


Santa Fe Pacific Pipelines, Inc. (SFP Pipelines), an indirect, wholly-owned subsidiary of BNSF, served as the general partner of Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership) and of its operating partnership subsidiary, SFPP, L.P. SFP Pipelines owned a two percent interest as the Pipeline Partnerships and SFPP, L.P.'s general partner and an approximate 42 percent interest in partnership units of the Pipeline Partnership. SFP Pipeline Holdings, Inc., an indirect, wholly-owned subsidiary of BNSF (SFP Holdings), had outstanding $219 million principal amount of Variable Rate Exchangeable Debentures due 2010 (VREDs).

     On March 6, 1998 Kinder Morgan Energy Partners, L.P. (Kinder Morgan) acquired substantially all of SFP Pipelines' interest in the Pipeline Partnership and SFPP, L.P. for approximately $84 million in cash. The Pipeline Partnership was liquidated as part of the transaction and SFP Pipelines' partnership units were converted into the right to receive Kinder Morgan common units. Consummation of the transaction caused an "Exchange Event" under the VRED agreement and in June 1998 all VRED holders received either partner-


                                    Burlington Northern Santa Fe Corporation 35
ship units of Kinder Morgan or cash equal to the par value of the VREDs. In addition, the agreement called for SFP Pipelines' interest in SFPP, L.P. to be partially redeemed for a cash distribution of $5.8 million, with SFP Pipelines retaining only a 0.5 percent special limited partnership interest in SFPP, L.P. As a result of the transaction, the Company recognized a $67 million gain and substantially all of the Company's investment in the Pipeline Partnership and SFPP, L.P. and the VREDs were removed from the consolidated balance sheet.

     BNSF recognized a $50 million deferred gain in the third quarter of 1999 in connection with the sale of rail lines in Southern California in 1992 and 1993.

4    Income Taxes

Income tax expense was as follows (in millions):


Year ended December 31,                        1999    1998    1997
-------------------------------------------   -----   -----   -----
Current:
   Federal                                    $ 213   $ 191   $  72
   State                                         25      14      14
-------------------------------------------   -----   -----   -----
                                                238     205      86
-------------------------------------------   -----   -----   -----
Deferred:
   Federal                                      376     410     372
   State                                         68      79      61
-------------------------------------------   -----   -----   -----
                                                444     489     433
-------------------------------------------   -----   -----   -----
   Total                                      $ 682   $ 694   $ 519
===========================================   =====   =====   =====


Reconciliation of the federal statutory income tax rate to the effective tax rate was as follows:


Year ended December 31,                        1999    1998    1997
-------------------------------------------   -----   -----   -----
Federal statutory income tax rate              35.0%   35.0%   35.0%
State income taxes,
   net of federal tax benefit                   3.3     3.3     3.5
Other, net                                     (0.8)   (0.7)   (1.5)
-------------------------------------------   -----   -----   -----
   Effective tax rate                          37.5%   37.6%   37.0%
===========================================   =====   =====   =====

The components of deferred tax assets and liabilities were as follows (in millions):


December 31,                                       1999      1998
-------------------------------------------      --------  --------
Deferred tax liabilities:
   Depreciation and amortization                  $(6,106)  $(5,868)
   Other                                             (441)     (417)
-------------------------------------------      --------  --------
      Total deferred tax liabilities               (6,547)   (6,285)
-------------------------------------------      --------  --------
Deferred tax assets:
   Casualty and environmental                         272       253
   Employee merger and separation costs               137       182
   Postretirement benefits                             93        89
   Other                                              274       434
-------------------------------------------      --------  --------
   Total deferred tax assets                          776       958
-------------------------------------------      --------  --------
   Net deferred tax liability                     $(5,771)  $(5,327)
===========================================      ========  ========
Noncurrent deferred income tax liability          $(6,097)  $(5,662)
Current deferred income tax asset                     326       335
-------------------------------------------      --------  --------
   Net deferred tax liability                     $(5,771)  $(5,327)
===========================================      ========  ========


The federal income tax returns of BNSF's predecessor companies, Burlington Northern, Inc. (BNI) and Santa Fe Pacific Corporation (SFP) have been examined through 1994 and the merger date in September 1995, respectively. All years prior to 1992 for BNI and 1993 for SFP are closed. Issues relating to the years 1992-1994 for BNI and for years 1993 through the merger date in September 1995 for SFP are being contested through various stages of administrative appeal. BNSF is currently under IRS examination for years 1995-1997. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1999.

5    Accounts Receivable, Net

BNSF Railway, through a special purpose subsidiary, has an account receivable sales agreement which allows it to sell up to $600 million of variable rate certificates that mature in 2002 and evidence undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At December 31, 1999, $600 million of certificates were outstanding and were supported by receivables of approximately $1.0 billion in the master trust. Certificates outstanding were $600 million at December 31, 1998. BNSF Railway has retained the collection responsibility with respect to the accounts receivable. Costs related to this agreement vary on a monthly basis and are generally related to certain interest rates. These costs are included in other income (expense), net.

     BNSF maintains an allowance for uncollectible accounts receivable. At December 31, 1999 and 1998, $50 million and $71 million, respectively, of such allowances had been recorded.

6    Property and Equipment, Net

Property and equipment, net (in millions), and the weighted average annual depreciation rate (%) were as follows:

                                                                     1999
                                                                  Depreciation
December 31,                                    1999      1998       Rate
-------------------------------------------   -------   -------   ------------
Land                                          $ 1,430   $ 1,431           -%
Track structure                                11,152    11,340         4.0%
Other roadway                                   8,884     8,389         2.5%
Locomotives                                     2,772     2,276         5.0%
Freight cars and
   other equipment                              1,838     1,860         4.0%
Computer hardware
   and software                                   448       405        15.0%
-------------------------------------------   -------   -------
Total cost                                     26,524    25,701
Less accumulated depreciation
   and amortization                            (4,843)   (5,039)
-------------------------------------------   -------   -------
Property and equipment, net                   $21,681   $20,662
===========================================   =======   =======

The consolidated balance sheet at December 31, 1999 and 1998 included $1,218 million and $1,082 million, respectively, for property and equipment under capital leases.


36 Burlington Northern Santa Fe Corporation

7    Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consisted of the following (in millions):


December 31,                                       1999      1998
-------------------------------------------      --------  --------
Compensation and benefits payable                $    376  $    387
Casualty and environmental liabilities                287       272
Tax liabilities                                       201       117
Accounts payable                                      161       174
Rents and leases                                      160       155
Employee merger and separation costs                   54        65
Other                                                 678       715
-------------------------------------------      --------  --------
Total                                            $  1,917  $  1,885
===========================================      ========  ========

8    Debt

Debt outstanding was as follows (in millions):


December 31,                                       1999      1998
-------------------------------------------      --------  --------
Notes and debentures, weighted average
   rate of 7.0%, due 2001 to 2097                $  3,321  $  3,074
Capitalized lease obligations, weighted
   average rate of 6.6%, due 2000 to 2016             791       818
Equipment obligations, weighted average
   rate of 7.4%, due 2000 to 2016                     755       595
Mortgage bonds, weighted average rate
   of 7.6%, due 2000 to 2047                          503       498
Commercial paper, 6.2% (variable)                     473       471
Bank borrowings                                         -        25
Unamortized discount and other, net                   (30)      (25)
-------------------------------------------      --------  --------
   Total                                            5,813     5,456
Less current portion of long-term debt               (158)     (268)
-------------------------------------------      --------  --------
   Long-term debt                                $  5,655  $  5,188
===========================================      ========  ========

BNSF issues commercial paper from time to time which is supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing the amount of borrowings available under these agreements. The bank revolving credit agreements which were renewed and extended effective June 28, 1999, allow borrowings of up to $750 million on a short-term basis and $750 million on a long-term basis. Annual facility fees are currently 0.10 percent and 0.125 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or
iii) an alternate base rate. The commitments of the lenders under the short-term agreement are scheduled to expire in June 2000. The commitments of the lenders under the long-term agreement are scheduled to expire in June 2004.

     At December 31, 1999, there were no borrowings against the long-term revolving credit agreement and the maturity value of commercial paper outstanding was $477 million, leaving a total remaining capacity of $1,023 million available under the revolving credit agreements. BNSF must maintain compliance with certain financial covenants under its revolving credit agreements and at December 31, 1999, the Company was in compliance.

     In February 1999, the Company filed a new shelf registration statement that became effective in March 1999 for the issuance of debt securities, including medium-term notes, which may be issued in one or more series at an aggregate offering price not to exceed $750 million. Additionally, in February 1999, prior to the effective date of the new shelf registration, the Company amended its March 1998 shelf registration statement to combine it with the February
1999 shelf registration. Subsequently, the Company had $1.1 billion of borrowing capacity available under its shelf registration statement.

     In March 1999, BNSF issued $200 million of 6.1 percent notes due March 2009 and $200 million of 6.8 percent debentures due March 2029 under the February 1999 shelf registration statement. The net proceeds were used for general corporate purposes including the repayment of commercial paper. At the time of issuing the $200 million of 6.1 percent notes discussed above, the Company closed out a $100 million treasury lock transaction at a gain of approximately $8 million which has been deferred and is being amortized to interest expense over the 10-year life of the notes.

     In April 1999, the holder of a call option on $200 million of the Company's puttable reset debentures due 2029 exercised the call option. As a result, on May 13, 1999, the holder repurchased the debentures which were subsequently resold to investors. The interest rate on the debentures was reset to a fixed interest rate of 7.1 percent. The Company did not receive any proceeds from the resale of these debentures; however, the resale of these debentures, along with the $400 million of debt securities issued in March 1999, reduced the amount available for borrowing under the Company's February 1999 shelf registration statement to $500 million.

     During 1999, BNSF Railway entered into equipment obligations totaling $212 million payable from 2000 to 2016 with interest rates ranging from 5.4 percent to 7.0 percent and $60 million of capital lease obligations payable from 2000 to 2016. The capital lease and $137 million of equipment obligations relate to financing transactions involving German investors. In order to comply with the terms of the capital lease and the associated foreign regulations, BNSF Railway simultaneously deposited $60 million with a German bank and pledged this amount as an irrevocable security deposit to be used to pay the capital lease obligations. The capital lease obligation is classified as Long-Term Debt and the security deposit is classified as an Other Asset in the consolidated balance sheet.

     Most BNSF Railway properties and certain other assets are pledged as collateral to, or are otherwise restricted under, the various BNSF Railway long-term debt agreements. Equipment obligations and capital leases are secured by the underlying equipment.

     SFP Pipelines, in connection with its remaining 0.5 percent special limited partner interest in SFPP, L.P., is contingently liable for $190 million of long-term debt due December 2001 previously held by Pipelines Partnership


                                    Burlington Northern Santa Fe Corporation 37
that were assumed by Kinder Morgan pursuant to the sale discussed in Note 3:
Other Income (Expense), Net. In addition, BNSF and another major railroad jointly and severally guarantee $75 million of debt of KCT Intermodal Transportation Corporation, the proceeds of which are being used to finance the construction of a double track grade separation bridge in Kansas City, Missouri, to be operated and used by Kansas City Terminal Railway Company.

     Aggregate long-term debt scheduled maturities are $158 million, $233 million, $285 million, $141 million and $714 million for 2000 through 2004, respectively. Maturities in 2000 exclude $100 million of 6.1 percent notes due 2027 for which the Company received notice from the holders that they will exercise a put option on the notes in February 2000. Maturities in 2001 exclude $100 million of 6.1 percent notes due 2031, which will either be remarketed by the holder of a call option on the debt and mature in 2031 or will otherwise be repurchased by the Company in 2001. Maturities in 2003 exclude $175 million of
6.5 percent notes due 2037, which may be redeemed in 2003 at the option of the holder. In addition, commercial paper of $473 million is included in maturities for 2004.

     The carrying amounts of BNSF's long-term debt and commercial paper at December 31, 1999 and 1998 were $5,813 million and $5,456 million, respectively, while the estimated fair values at December 31, 1999 and 1998 were $5,632 million and $5,712 million, respectively. The fair value of BNSF's long-term debt is primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. The carrying amount of commercial paper approximates fair value because of the short maturity of these instruments.

9    Employee Merger and Separation Costs

Current and long-term employee merger and separation liabilities totaling $356 million and $474 million are included in the consolidated balance sheet at December 31, 1999 and 1998, respectively, and principally represent: (i) employee-related severance costs for the consolidation of clerical functions;
(ii) deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; and (iii) certain non-union employee severance costs.

     Liabilities related to the consolidation of clerical functions (the Consolidation Plan) were $119 million and $211 million at December 31, 1999 and 1998, respectively. These liabilities provide for severance costs associated with the Consolidation Plan adopted in 1995 upon consummation of the merger of BNSF's predecessor companies Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). The Consolidation Plan resulted in the elimination of approximately 1,500 permanent positions and was substantially completed during 1999. Additionally, in 1999 the Company recorded a $54 million credit for the reversal of certain liabilities associated with the Consolidation Plan. These liabilities related to planned work-force reductions that are no longer required due to the Company's ability to utilize a series of job swaps between certain locations to achieve the advantages of functional work consolidation. This change in the Consolidation Plan was communicated to Company employees in May 1999. The remaining liability balance represents benefits to be paid to affected employees who did not receive lump-sum payments, but instead will be paid over five to ten years or in some cases through retirement.

     Liabilities related to deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were $193 million and $207 million at December 31, 1999 and 1998, respectively. These costs were incurred in connection with labor agreements reached prior to the Merger which, among other things, reduced train crew sizes and allowed for more flexible work rules.

     In the second quarter of 1999, the Company incurred $48 million of reorganization costs for severance, pension, medical and other benefit costs for approximately 325 involuntarily terminated non-union employees that were part of the program announced in May 1999 that sought to reduce operating expenses by eliminating approximately 400 non-union and 1,000 union positions through severances, normal attrition and the elimination of contractors. Components of the charge include approximately $29 million relating to severance costs for non-union employees, approximately $16 million for special termination benefits to be received under the Company's retirement and medical plans, and approximately $3 million of costs incurred for relocating approximately 60 non-union employees as a result of the reorganization. Substantially all of the planned reductions were made by September 30, 1999. No significant costs were incurred as a result of eliminating the 1,000 union positions.

     Liabilities principally related to certain remaining non-union employee severances resulting from the May 1999 reorganization and from the Merger were $44 million and $56 million at December 31, 1999 and 1998, respectively. These costs will be paid over the next several years based on deferral elections made by the employee. Approximately 1,825 non-union employees received or are receiving severance payments and special termination benefits under the Company's retirement and health and welfare plans resulting from the Merger and the May 1999 reorganization program discussed above.

     During 1999, 1998 and 1997, BNSF made employee merger and separation payments of $93 million, $77 million and $116 million, respectively. At December 31, 1999, $54 million of the remaining liabilities are included within current liabilities for anticipated costs to be paid in 2000.

     In the fourth quarter of 1997, the Company recorded a $90 million Merger-related pre-tax special charge. Approximately $65 million of the charge related to additional costs of the Consolidation Plan and the remainder of the charge related to severance and other costs for non-union employees.


38 Burlington Northern Santa Fe Corporation

10   Hedging Activities

Fuel

Fuel expense historically approximates 10 percent of total operating expenses. Due to the significance of diesel fuel expense to the operations of BNSF and the historical volatility of fuel prices, the Company has established a program to hedge against fluctuations in the price of its diesel fuel purchases. The intent of the program is to protect the Company's operating margins and overall profitability from adverse fuel price changes. However, to the extent the Company hedges portions of its fuel purchases, it will not realize the impact of decreases in fuel prices. The fuel hedging program includes the use of commodity swap transactions that are accounted for as hedges. Any gains or losses associated with changes in the market value of the fuel swaps are deferred and recognized as a component of fuel expense in the period in which the fuel is purchased and used. Based on 1999 fuel consumption and excluding the impact of the hedging program, each one-cent increase in the price of fuel would result in approximately $12 million of additional fuel expense on an annual basis.

     As of February 4, 2000, BNSF had entered into fuel swaps for approximately 869 million gallons at an average price of approximately 50 cents per gallon. The above price does not include taxes, transportation costs, certain other fuel handling costs, and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel. Currently, these fuel swaps cover approximately 41 percent, 23 percent, and 8 percent of estimated annual and quarterly fuel purchases for 2000, 2001, and 2002, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel swap transactions were approximately $37 million as of December 31, 1999, of which $33 million relates to swap transactions that will expire in 2000. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

Interest Rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 4, 2000, BNSF had no interest rate swap instruments in place. Swaps totaling $125 million used to fix the interest rate on commercial paper debt expired in December 1999. While the swaps were outstanding, BNSF recognized, on an accrual basis, a fixed rate of interest on the principal amount of commercial paper hedged over the term of the swap agreements.

     In anticipation of future debt issuances, BNSF has entered into treasury lock transactions totaling $400 million, of which $200 million is based on the 10-year U.S. Treasury rates and $200 million is based on the 30-year U.S. Treasury rates. The 10-year and 30-year treasury lock transactions have average interest rates of approximately 4.6 percent and 5.0 percent, respectively, and expire in June 2000 and June 2001. These rates do not include a credit spread which would be determined at the time of the actual debt issuance and included in the all-in interest rate. The treasury locks can be closed by BNSF anytime up to expiration. Unrecognized gains on the treasury lock transactions were approximately $62 million as of December 31, 1999. BNSF also monitors its treasury lock positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

     In 1999, at the time of issuing $200 million of 6.1 percent notes, the Company closed out $100 million of treasury lock transactions at a gain of $8 million. During 1998, at the time of issuing $400 million of debt, the Company closed out $400 million of treasury lock transactions at a loss of approximately $18 million. In each case the gain or loss has been deferred and is being amortized to interest expense over the life of the debt.

11   Commitments and Contingencies

Lease Commitments

BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1999 are summarized as follows (in millions):


December 31,                                      1999      1998
-------------------------------------------      ------    ------
2000                                             $  102    $  285
2001                                                113       249
2002                                                106       226
2003                                                106       220
2004                                                106       207
Thereafter                                          529     2,535
                                                 ------    ------
Total                                             1,062    $3,722
                                                           ======
Less amount representing interest                   271
-------------------------------------------      ------
Present value of minimum lease payments          $  791
===========================================      ======


Lease rental expense for all operating leases was $440 million, $491 million and $456 million for the years ended December 31, 1999, 1998 and 1997, respectively. Contingent rentals and sublease rentals were not significant.

Other Commitments

BNSF has entered into commitments to acquire 196 and 50 locomotives in 2000 and 2001, respectively. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases, and debt issuances. The decision on the method used will depend upon then current market conditions and other factors.

Environmental

BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials.


                                    Burlington Northern Santa Fe Corporation 39

Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 33 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

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

     BNSF is involved in a number of administrative and judicial proceedings and other clean-up efforts at approximately 400 sites, including the Superfund sites, at which it is participating in the study or clean-up, or both, of alleged environmental contamination. BNSF paid approximately $67 million, $64 million and $55 million during 1999, 1998 and 1997, respectively, for mandatory and unasserted clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. During 1999, the Company experienced significant developments at certain existing sites primarily related to new information on the extent of contamination and other related developments that led the Company to increase its recorded liabilities for remediation and restoration of all known sites to approximately $232 million at December 31, 1999 from $185 million at December 31, 1998. BNSF anticipates that the majority of the accrued costs at December 31, 1999, will be paid over the next five years. No individual site is considered to be material.

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

12   Retirement Plans and Other Postemployment Benefit Plans

BNSF sponsors two significant defined benefit pension plans: the noncontributory qualified BNSF Retirement Plan, which covers substantially all non-union employees, and the nonqualified BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes.


40 Burlington Northern Santa Fe Corporation

     Certain salaried employees of BNSF that have met certain age and years of service requirements are eligible for medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Employees beginning salaried employment with BNSF subsequent to September 22, 1995 are not eligible for benefits under these plans.

     Components of the net benefit costs for these plans were as follows (in millions):

                                                      Pension Benefits
                                                 --------------------------
Year ended December 31,                           1999      1998      1997
-------------------------------------------      ------    ------    ------
Service cost                                     $   15    $   15    $   14
Interest cost                                       100       101       100
Expected return on plan assets                     (126)     (117)     (112)
Special termination benefits                         10         -         -
Net amortization and deferred amounts                 3         4         4
-------------------------------------------      ------    ------    ------
   Net benefit cost                              $    2    $    3    $    6
===========================================      ======    ======    ======

                                                 Medical and Life Benefits
                                                 --------------------------
Year ended December 31,                           1999      1998      1997
-------------------------------------------      ------    ------    ------
Service cost                                     $    5    $    4    $    4
Interest cost                                        17        16        14
Special termination benefits                          6         -         -
Net amortization and deferred amounts                 1         -        (1)
-------------------------------------------      ------    ------    ------
   Net benefit cost                              $   29    $   20    $   17
===========================================      ======    ======    ======

The following tables show the change in benefit obligation and plan assets of these plans (in millions):

                                            Pension            Medical and
                                            Benefits          Life Benefits
                                        ----------------    ----------------
Change in benefit obligation             1999      1998      1999      1998
--------------------------------        ------    ------    ------    ------
Benefit obligation at
   beginning of year                    $1,487    $1,404    $  249    $  190
Service cost                                15        15         5         4
Interest cost                              100       101        17        16
Plan participants' contributions             -         -         4         3
Amendments                                   -         -         -        13
Actuarial (gain) loss                     (115)       85       (17)       39
Special termination benefits                10         -         6         -
Curtailment loss                             7         -         -         -
Benefits paid                             (117)     (118)      (20)      (16)
--------------------------------        ------    ------    ------    ------
Benefit obligation at year end          $1,387    $1,487    $  244    $  249
================================        ======    ======    ======    ======

                                            Pension           Medical and
                                            Benefits         Life Benefits
                                        ----------------    ----------------
Change in plan assets                    1999      1998      1999      1998
--------------------------------        ------    ------    ------    ------
Fair value of plan assets
   at beginning of year                 $1,469    $1,540    $   -     $    -
Actual return on plan assets               174        43        -          -
Employer contribution                        4         4       16         13
Plan participants' contributions             -         -        4          3
Benefits paid                             (117)     (118)     (20)       (16)
--------------------------------        ------    ------    ------    ------
Fair value of plan assets
   at year end                          $1,530    $1,469    $    -    $    -
================================        ======    ======    ======    ======


The following tables show the reconciliation of the funded status of these plans with amounts recorded in the consolidated balance sheet (in millions):

                                            Pension            Medical and
                                            Benefits          Life Benefits
                                        ----------------    ----------------
December 31,                             1999      1998      1999      1998
--------------------------------        ------    ------    ------    ------
Funded status                           $  143    $  (18)   $ (244)   $ (249)
Unrecognized net (gain) loss              (151)        7        (7)        4
Unrecognized prior service cost             (7)       (8)        7        13
Unamortized net
   transition obligation                     9        11         -         -
--------------------------------        ------    ------    ------    ------
Net amount recognized                   $   (6)   $   (8)   $ (244)   $ (232)
================================        ======    ======    ======    ======

                                            Pension            Medical and
                                            Benefits          Life Benefits
                                        ----------------    ----------------
December 31,                             1999      1998      1999      1998
--------------------------------        ------    ------    ------    ------
Amounts recognized in
   the consolidated balance
   sheet consist of:
Prepaid benefit cost                    $   24    $   20    $    -    $    -
Accrued benefit liability                  (44)      (43)     (244)     (232)
Intangible asset                             2         2         -         -
Accumulated other
   comprehensive deficit                    12        13         -         -
--------------------------------        ------    ------    ------    ------
Net amount recognized                   $   (6)   $   (8)   $ (244)   $ (232)
================================        ======    ======    ======    ======

BNSF uses a September 30 measurement date. The assumptions used in accounting for the BNSF plans were as follows:

                                            Pension           Medical and
                                            Benefits         Life Benefits
                                        ----------------    ----------------
Assumptions                              1999      1998      1999      1998
--------------------------------        ------    ------    ------    ------
Discount rate                              7.5%      7.0%      7.5%      7.0%
Rate of increase in
   compensation levels                     4.0%      4.0%      N/A       N/A
Expected return on plan assets             9.5%      9.5%      N/A       N/A
--------------------------------        ------    ------    ------    ------

For purposes of the medical and life benefits calculations for 1999, the assumed health care cost trend rate for both managed care and non-managed care medical costs is 8.5 percent and is assumed to decrease gradually to 5 percent by 2005 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $18 million and the combined service and interest components of net postretirement benefit cost recognized in 1999 by $2 million. Decreasing the assumed health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation by $15 million and the combined service and interest components of net postretirement benefit cost recognized in 1999 by $2 million.

Other Plans

Under collective bargaining agreements, BNSF participates in multi-employer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $14 million, $18 million and $15 million, in 1999, 1998 and 1997, respectively.

Defined Contribution Plans

BNSF sponsors 401(k) thrift and profit sharing plans which cover substantially all non-union employees and certain union employees. BNSF matches 50 percent of the first 6 percent of non-union employees' contributions, which are subject


                                    Burlington Northern Santa Fe Corporation 41
to certain percentage limits of the employees' earnings, at each pay period. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first 6 percent can be made at the end of the year. Employer contributions for all non-union employees are subject to a five year length of service vesting schedule. BNSF's 401(k) matching expense was $18 million, $16 million and $14 million in 1999, 1998 and 1997, respectively.

13   Stock Options and Other Incentive Plans

On April 15, 1999, BNSF shareholders approved 20 million shares of BNSF common stock for issuance under the BNSF 1999 Stock Incentive Plan which were authorized to be issued in the form of stock options, restricted stock, restricted stock units and performance stock. Total shares authorized under the BNSF 1999 and 1996 Stock Incentive Plans and the Non-Employee Directors' Stock Plan (NEDS) are up to 50 million and 0.9 million shares of BNSF common stock, respectively. Approximately 14 million common shares were available for future grant at December 31, 1999.

Stock Options

Under BNSF's stock option plans, options may be granted to officers and salaried employees at the fair market value of the Company's common stock on the date of grant. All options generally vest in one year and expire within 10 years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options granted in 1999, 1998 and 1997 based on the fair value at grant dates consistent with Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:


                                                  1999      1998      1997
-------------------------------------------      ------    ------    ------
Net income (in millions)                         $1,092    $1,124    $  857
Basic earnings per share                         $ 2.36    $ 2.39    $ 1.85
Diluted earnings per share                       $ 2.34    $ 2.36    $ 1.82
-------------------------------------------      ------    ------    ------

The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions:

                                                  1999      1998      1997
-------------------------------------------      ------    ------    ------
Weighted average expected
   life (years)                                     3.0       3.0       3.0
Expected volatility                                  30%       20%       20%
Annual dividend per share                        $ 0.48    $ 0.48    $ 0.40
Risk free interest rate                            6.63%     5.11%     5.81%
Weighted average fair value
   of options granted                            $ 8.43    $ 5.13    $ 5.15
-------------------------------------------      ------    ------    ------

A summary of the status of the stock option plans as of December 31, 1999, 1998 and 1997, and changes during the years then ended, is presented below:

                                             1999                              1998                             1997
                                ------------------------------     -----------------------------     ------------------------------
                                              Weighted Average                  Weighted Average                   Weighted Average
                                  Options     Exercise Prices       Options     Exercise Prices        Options     Exercise  Prices
-----------------------------   ----------    ----------------     ----------   ----------------     ----------    ----------------
Balance at beginning of
   year                         28,135,869      $       24.27      25,761,369       $      20.98     24,765,855        $     16.49
Granted                          9,857,345              32.96       9,587,926              29.33      8,778,036              29.40
Exercised                       (6,315,238)             21.24      (6,666,864)             18.66     (7,092,690)             15.46
Cancelled                       (1,869,819)             30.94        (546,562)             26.25       (689,832)             23.58
-----------------------------   ----------    ---------------      ----------    ---------------     ----------    ---------------
Balance at end of year          29,808,157      $       27.37      28,135,869       $      24.27     25,761,369        $     20.98
=============================   ==========    ===============      ==========    ===============     ==========    ===============
Options exercisable at
   year end                     20,710,679      $       25.00      17,763,770       $      21.45     16,419,858        $     16.31
=============================   ==========    ===============      ==========    ===============     ==========    ===============

The following table summarizes information regarding stock options outstanding at December 31, 1999:

                                             Options Outstanding                                Options Exercisable
                                ---------------------------------------------------        --------------------------------
Range of                           Number      Weighted Average    Weighted Average          Number        Weighted Average
Exercise prices                 Outstanding    Remaining Life      Exercise Prices         Exercisable     Exercise Prices
-----------------------------   -----------    ---------------     ----------------        -----------     ----------------
$ 3.01 to $24.83                  7,514,077          4.6 Years           $    17.42          7,514,077           $    17.42
$26.73 to $29.10                  7,756,421          7.7 Years           $    28.89          7,366,221           $    28.89
$29.38 to $32.58                  5,510,894          7.1 Years           $    29.60          5,507,809           $    29.60
$32.84 to $36.73                  9,026,765          9.0 Years           $    32.99            322,572           $    34.15
-----------------------------   -----------    ---------------     ----------------        -----------     ----------------
$ 3.01 to $36.73                 29,808,157          7.2 Years           $    27.37         20,710,679           $    25.00
=============================   ===========    ===============     ================        ===========     ================


42 Burlington Northern Santa Fe Corporation

On January 12, 2000, 10.8 million stock options were granted to active salaried employees as of January 11, 2000. These options have an exercise price equal to the fair market value of BNSF common stock on the date of grant and will vest and expire one year and ten years, respectively, from the date of grant.

     Stock options totaling 8.9 million and 21.4 million were excluded from the calculation of diluted earnings per share in the third and fourth quarters of 1999, respectively, because their exercise price exceeded the average market price of the Company's common stock for those periods.

Other Incentive Plans

BNSF has other long-term incentive programs in addition to stock options which are administered separately on behalf of employees.

     BNSF awarded a total of approximately 1.2 million shares of restricted stock subject to performance periods to eligible employees and directors during 1996. No cash payment is required by the individuals. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock price based performance goals are met. If, however, the performance goals are not met, the restricted shares will be forfeited. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee's or director's relationship is terminated. Approximately 700 thousand restricted shares related to this award were outstanding as of December 31, 1999.

     Under the BNSF 1999 and 1996 Stock Incentive Plans certain eligible employees may defer through the BNSF Incentive Bonus Stock Program (IBSP) the cash payment of their bonus paid under the Incentive Compensation Plan (ICP) and receive restricted stock for which restrictions lapse in three years (or in two years if certain performance goals are met). The number of restricted shares awarded are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled approximately 400 thousand, 380 thousand and 360 thousand shares in 1999, 1998 and 1997, respectively. A total of approximately 1.0 million shares were outstanding under this and prior programs of this type on December 31, 1999.

     In addition, all regularly-assigned salaried employees not eligible to participate in the IBSP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned under the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three year period. During the years ended December 31, 1999, 1998 and 1997, approximately 65 thousand, 55 thousand and 85 thousand shares, respectively, were purchased under this program.

     Additionally, the Company periodically issues time vesting restricted shares, which generally vest ratably over five years. Restricted stock awards under these plans, net of forfeitures, were approximately 330 thousand, and 90 thousand for the years ended December 1999 and 1997, respectively. A total of 365 thousand restricted shares related to these awards were outstanding on December 31, 1999.

     Shares awarded under the plans may not be sold or used as collateral, and are generally not transferable, by the holder until the shares awarded become free of restrictions. Compensation expense is recorded under the BNSF Stock Incentive Plans in accordance with APB Opinion 25 and was not material in 1999, 1998 or 1997.

14   Common Stock and Preferred Capital Stock

Common Stock

BNSF is authorized to issue 600 million shares of common stock, $.01 Par Value. At December 31, 1999, there were 454.6 million shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stock-holders. Subject to the rights and preferences of any future issuances of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

Shareholder Rights Plan

In December 1999, BNSF's Board of Directors (the Board) approved a shareholder rights plan (Rights Plan). In connection with the Rights Plan, the Board declared a dividend of one Preferred Stock Purchase Right (Right or Rights) for each outstanding share of BNSF common stock to shareholders of record on December 31, 1999. Shareholders are automatically entitled to the Rights corresponding to their shares owned. The distribution is not taxable to shareholders under current United States tax laws. Adoption of the Rights Plan was required by the terms of the Combination Agreement, as amended, discussed in
Note 1.

     Subject to certain exceptions, each Right will be exercisable only if a person or group acquires 15 percent or more of BNSF common stock or announces a tender or exchange offer which would result in ownership of 15 percent or more of BNSF common stock. Each Right, which is not presently exercisable, will entitle its holder to buy one one-hundredth of a share of Series B Junior Participating Preferred Stock at an exercise price of $100, subject to adjustment. Following the acquisition of 15 percent or more of BNSF common stock by a person or group, each holder of a Right (other than the acquiring person or group) will be entitled to purchase, upon exercise at the stated exercise price of the Right, common stock having a value equal to two times the exercise price of the Right. In the event of a subsequent combination or merger or other acquisition of the Company, each holder of a Right, upon exercise at the stated exercise price of the Right, will be entitled to buy shares of common stock of the acquiring or surviving entity having a value equal to two times the exercise price of the Right. A Right is redeemable for $0.01 per Right, subject to adjustment, before the control by a person or group of 15 percent or more of BNSF common stock. Each Right will expire on December 18, 2009 or earlier upon BNSF becoming a subsidiary of North American Railways pursuant to the Combination Agreement, as amended, or upon redemption of the Rights by BNSF.


                                    Burlington Northern Santa Fe Corporation 43

Preferred Capital Stock

At December 31, 1999, BNSF had 50 million shares of Class A Preferred Stock, $.01 Par Value and 25 million shares of Preferred Stock, $.01 Par Value available for issuance. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series.

Common Stock Repurchase Program

In July 1997, the Board of Directors of BNSF authorized the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. In December 1999, the Board of Directors extended the repurchase program by approving an additional 30 million shares. Repurchased shares will be available to satisfy future requirements of various stock-based employee com-pensation programs. During 1999 and 1998, the Company repurchased approximately 22 million and 5 million shares, respectively, of its common stock at an average price of $31.08 per share and $30.75 per share, respectively. There were no repurchases under this program in 1997. Total repurchases through February 4, 2000, were approximately 33 million shares at a total average cost of $29.86 per share leaving 27 million shares available for repurchase under the authorization.

     During the second and third quarters of 1998, BNSF sold equity put options for 3 million shares of the Company's common stock to an independent third party and received cash proceeds of $2.2 million. The option contracts had exercise prices ranging from $29.00 to $30.00 per share with expiration dates ranging from November, 1998 to February, 1999. The option contracts permitted a net-share or net-cash settlement method at BNSF's election. These options expired unexercised. In April 1999, BNSF sold equity put options for 100 thousand shares of BNSF common stock to an independent third party and received cash proceeds of $135 thousand. The third party exercised the options on October 12, 1999, which resulted in the Company purchasing 100 thousand shares of its common stock at $29 per share.

     An equity put option is a financial instrument whereby BNSF receives an upfront cash premium for granting another party the option to sell a defined number of BNSF shares to the Company at a fixed price on a specified future date. The Company considers the sale of equity put options as a method to acquire its common stock at a share price consistent with its share repurchase strategy and potentially reduce the all-in cost of the program. The Company's risk is that it may be required to purchase shares at a specified price that is higher than the common stock price at the exercise date of the equity put option. The Company has the ability to settle its equity put option transactions on a net share or net cash basis and accounts for the effects of these transactions within stockholders' equity. The number of shares subject to outstanding put options sold by the Company cannot exceed the amount of remaining shares the Board of Directors has authorized for repurchase. As of February 4, 2000 there were no equity put options outstanding.

15   Quarterly Financial Data--Unaudited

(Dollars in millions, except per share data)

                                       Fourth    Third     Second    First
---------------------------------------------------------------------------
1999
Revenues                               $2,370    $2,346    $2,194    $2,190
---------------------------------------------------------------------------
Operating income                          603       631       491       480
---------------------------------------------------------------------------
Net income                             $  315    $  348    $  238    $  236
---------------------------------------------------------------------------
Basic earnings per share               $  .69    $  .76    $  .51    $  .50
Diluted earnings per share             $  .69    $  .75    $  .50    $  .50
Dividends declared per share           $  .12    $  .12    $  .12    $  .12
Common stock price:
    High                               $32.75    $33.38    $37.94    $36.44
    Low                                 22.88     25.63     29.75     31.56
---------------------------------------------------------------------------

1998
Revenues                               $2,294    $2,294    $2,205    $2,148
---------------------------------------------------------------------------
Operating income                          568       614       529       447
---------------------------------------------------------------------------
Net income                             $  296    $  317    $  277    $  265
---------------------------------------------------------------------------
Basic earnings per share               $  .63    $  .67    $  .59    $  .56
Diluted earnings per share             $  .63    $  .66    $  .58    $  .56
Dividends declared per share           $  .12    $  .12    $  .10    $  .10
Common stock price:
   High                                $34.81    $35.58    $35.71    $35.65
   Low                                  28.63     26.87     31.25     28.08
---------------------------------------------------------------------------


44 Burlington Northern Santa Fe Corporation